As filed with the Securities and Exchange Commission on April 1, 2003

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

HEWITT HOLDINGS LLC

(Exact name of registrant as specified in its charter)

ILLINOIS	36-3974824
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

100 HALF DAY ROAD

LINCOLNSHIRE, ILLINOIS 60069

(Address of principal executive offices, including Zip Code)

847-295-5000

(Registrant’s Telephone Number, Including Area Code)

Securities to be registered pursuant to Section 12(b) of the Act:

NONE

Securities to be registered pursuant to Section 12(g) of the Act:

LIMITED LIABILITY COMPANY INTERESTS

HEWITT HOLDINGS LLC

FORM 10

ITEM 1. Business

OVERVIEW

Hewitt Holdings LLC is an Illinois limited liability company. The subsidiaries of Hewitt Holdings are Hewitt Associates, Inc. and its subsidiaries and the “Property Entities” which consist of Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, Hewitt Properties V LLC, Hewitt Properties VI LLC, Hewitt Properties VII LLC and The Bayview Trust.

We use the terms “Hewitt Holdings” and “the Company” to refer to Hewitt Holdings LLC and its subsidiaries. We use the term “Hewitt Associates” to refer to Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002, the businesses of Hewitt Associates LLC and its subsidiaries and its then affiliated companies, Hewitt Financial Services LLC and Sageo LLC (“Hewitt Associates LLC and Affiliates”).

We use the term “owner” to refer to the individuals who are current or retired members of Hewitt Holdings. These individuals (with the exception of our retired owners) became employees of Hewitt Associates upon the completion of Hewitt Associates’ transition to a corporate structure on May 31, 2002.

The Company was founded in 1940 and operated as a general partnership until 1994 when it converted to a limited liability company structure. On October 1, 1994, the Company’s name was changed to Hewitt Holdings LLC, Hewitt Associates LLC was formed as a wholly-owned subsidiary, and the operating business was assigned to Hewitt Associates LLC. Substantially all of the real estate assets and related mortgage debt were retained at Hewitt Holdings.

In fiscal 2002, Hewitt Associates completed its transition to a corporate structure. Hewitt Associates, Inc. was formed as a subsidiary of Hewitt Holdings and, on May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC to Hewitt Associates, Inc. in exchange for 70,819,520 shares of Class B common stock of Hewitt Associates, Inc. Each owner retained an interest in Hewitt Holdings following the transition and, through Hewitt Holdings, has an indirect interest in the shares of Class B common stock of Hewitt Associates, Inc. held by Hewitt Holdings. On June 27, 2002, Hewitt Associates, Inc. completed an initial public offering of shares of its Class A common stock. The shares of Class B common stock held by Hewitt Holdings currently constitute 72% of the outstanding common stock of Hewitt Associates, Inc.

Hewitt Holdings is now a holding company whose only business is (i) to hold 72% of the outstanding common stock of its principal operating subsidiary, Hewitt Associates, for the benefit of Hewitt Holdings’ owners and (ii) to own, finance and lease real estate assets which are primarily used by Hewitt Associates in operating its business.

During the fiscal year ended September 30, 2002, Hewitt Associates’ revenues represented all of Hewitt Holdings’ total revenues and Hewitt Holdings’ third-party rental income was insignificant. For additional information on Hewitt Associates, Inc., we refer you to summarized information included in this Form 10 and to Hewitt Associates, Inc.’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (“SEC”) on November 22, 2002, and its Registration Statement on Form S-1 (File No. 333-84198) filed with the SEC in connection with its initial public offering.

Hewitt Holdings owns significant real estate assets through the Property Entities. Substantially all of the activities of the Property Entities involve assets that are leased to Hewitt Associates. The investments in these properties were funded through capital contributions of Hewitt Holdings’ owners and third-party debt. (See Item 3., Properties, for additional information).

HEWITT ASSOCIATES, INC.

Hewitt Associates, Inc. is a global provider of human resources outsourcing and consulting services. Hewitt Associates’ mission is to excel, around the world, at helping its clients and their people succeed together. In the fiscal year ended September 30, 2002, Hewitt Associates provided services to more than 2,000 clients.

Since Hewitt Associates’ founding in 1940, Hewitt Associates has continuously extended and expanded its human resources service offerings. Early in its history, Hewitt Associates specialized in providing actuarial services for sponsors of retirement plans and executive compensation consulting. These remain core competencies of the firm today. Benefits legislation in the 1970’s and the proliferation of flexible benefits and 401(k) programs in the 1980’s substantially increased companies’ needs for advisory and administrative services related to health and welfare benefits, retirement benefits and compensation programs. In 1991, Hewitt Associates introduced its Total Benefit Administration™ system, which we believe is the first technology platform for outsourcing the administration of the three major benefit service areas in an integrated fashion. Following significant investments in technology and with over twelve years of experience, outsourcing is now our largest business segment. Hewitt Associates is expanding the breadth of its services to include additional human resources services and to increase the penetration of geographic areas outside of the United States.

Of our $1.7 billion of net revenues in fiscal 2002, 65% was generated in the outsourcing business and 35% was generated in the consulting business. Over 90% of our fiscal 2002 net revenues were generated in North America. We service a diverse client base and do not experience any industry concentration among our clients. Also, no client represented more than 10% of net revenues.

Our outsourcing business is comprised of three core benefits administration services as well as our new human resources business process outsourcing services. Our consulting business is comprised of three core service areas. We believe that our leadership position in both outsourcing and consulting, and our ability to provide integrated solutions across and within both our outsourcing and consulting businesses, are important competitive advantages.

Through our outsourcing business, we apply our benefits and human resources expertise and employ technology systems and procedures to create a seamless experience across benefit service areas to administer our clients’ benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). We assume and automate the resource-intensive processes required to administer our clients’ benefit programs and provide on-line tools and information that support informed decisions and transactions by our clients and their employees. With the information and tools that we provide, we help our clients optimize the return on their human resource investments.

To date, we have provided our benefits outsourcing services primarily to companies with over 10,000 employees which have complex benefit programs. As of September 30, 2002, we were providing outsourcing services to approximately 200 clients (typically through three- to five-year contracts) representing a total of 335 benefit services. We define a benefit outsourcing client as a company which has outsourced to us the administration of one or more of the three core benefit services. We define a benefit service as any one of the three benefit administration services that we provide for a client. As a result, for clients who offer health and welfare, defined contribution and defined benefit programs, we have the opportunity to provide three benefit services. We are focused on developing deep client relationships and establishing ourselves as the benefits outsourcer of choice across all three benefit services.

Through our human resources business process outsourcing (“HR BPO”) solution, we streamline and standardize our clients’ HR processes and procedures by automating those processes on technologies that we manage and maintain within our facilities. Through both our proprietary HR portal, HR WorkWays and customer service centers, we provide employees, managers and HR professionals with the information, decision support tools and transactions appropriate to each role and need. We began delivering services to our first end-to-end HR BPO client on October 1, 2002. Our services for that client include HR WorkWays, the HR service center, HR data management, time administration, compensation administration, delivery of our benefits outsourcing services and analytical tools, such as management reports for the business to make better-informed and timelier workforce-related decisions.

Through our consulting business, we provide a wide array of consulting and actuarial services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes. Our consulting clients include a diverse base of companies, many of which have been clients for a long time. Of our 100 largest consulting clients in fiscal year 2002 (ranked by revenues), 87 were consulting clients in each of the last five years.

Industry Background

Human resources outsourcing and consulting is growing rapidly in today’s increasingly service- and knowledge-based economy as companies view the effective management of human capital as critical to optimizing business results. As companies strive to improve profitability and productivity, the effectiveness of human resources expenditures is an area of increased focus. Furthermore, the increasing complexity of human resources processes and programs, the need to develop new or improved programs in response to changing regulations or competitive pressures, and the desire to realize a high return on investments in these programs, all contribute to the rising premium placed on effective human resources.

The global business environment is becoming increasingly complex, competitive and technology focused, and employees and employers are demanding more choice and self-management of benefits. The shift from a manufacturing-based economy to a service- and knowledge-based economy places a greater premium on a company’s ability to attract, motivate and retain the human capital necessary to generate value. At the same time, competition for talent will become more intense as the estimated number of 25- to 44-year-old U.S. workers is expected to decline from 70 million in 2000 to 68 million by 2010, while the trend of historically low unemployment among college educated professionals (2.9% in 2002) continues, according to the U.S. Bureau of Labor Statistics. As a result, companies are increasingly seeking outside consultants for guidance on human resources issues.

Companies are focused on maximizing the return on their benefit investments by structuring benefit programs that meet employee needs and expectations and by delivering those benefits efficiently. Companies are recognizing that in order to attract, motivate and retain talented employees, they must provide benefits that are viewed as valuable as well as tools that enable employees to make choices regarding their benefits and to conduct related transactions. At the same time, companies are challenged by rising health care costs, the growing complexity of health and welfare and retirement plans, frequent technological changes, the need to comply with changing regulations and the demands of their employees for choice, information and responsiveness. Consequently, companies are seeking outside assistance with the design, management and administration of their benefit programs.

International Data Corporation (“IDC”) projects U.S. human resources spending to grow at a 15.9% compounded annual growth rate from 2001 through 2006. This growth projection consists of 30% compounded annual growth for human resources business process outsourcing and 11% for human resources processing services (e.g. benefits outsourcing and payroll). Outsourcing is an effective solution for companies that seek to reduce and control their operating costs and shift management’s focus from non-core administrative activities to core business priorities. Outsourcing non-core activities also enables companies to access superior capabilities and technologies not available internally, and concentrate resources on their core business strategies. Benefits administration outsourcing includes transactional functions such as benefits program administration (such as providing enrollment materials, recordkeeping and COBRA administration), regulatory compliance, claims management and participant call center management, as well as strategic components such as benefits program design and provider selection. The three primary areas of benefits administration that companies outsource today are health and welfare, defined contribution and defined benefit programs.

According to IDC, the U.S. human resources consulting industry was over $12.3 billion in 2001 and is expected to grow at a compound annual growth rate of 14% to nearly $23.2 billion by 2006. The human resources consulting market, as defined by IDC, includes benefit plan design, leadership development, human resources process re-engineering and organizational design.

Business Segments

Our two principal business segments are outsourcing and consulting. While we report revenues and direct expenses based on these two segments, we present our offering to clients as an integrated continuum of human resource services. We refer you to Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 23 in the notes to the consolidated financial statements for additional information regarding our segment results and geographic data.

Outsourcing

Today, the most significant part of our outsourcing segment consists of benefit outsourcing services. In addition, we have built on our experience in benefits outsourcing to offer employers the ability to outsource a wide range of human resource activities through our human resources business process outsourcing (“HR BPO”) solution, our newest client offering.

Outsourcing represented 65% of our net revenues in fiscal 2002. We deliver outsourcing services primarily to companies with over 10,000 employees which have complex benefit programs. During fiscal 2002, 94 of our outsourcing clients were Fortune 500 companies. Our outsourcing clients typically sign three- to five-year contracts and most of our clients have renewed their contracts with us upon expiration of the initial term.

Through our proprietary system, Total Benefit Administration™, we provide automated services to our clients and employees that are flexible enough to adapt to a broad range of program complexity and to accommodate the needs of clients ranging in size from 1,000 to over 500,000 participants. Our outsourcing services are designed to help clients eliminate inefficiencies in benefits delivery to employees, continue to meet business objectives in a changing environment and meet compliance obligations of their benefit programs. We relieve human resources managers of the resource-intensive day-to-day processes required in the administration of benefit programs, including recordkeeping, data management, systems integration and transaction and decision support. We follow a comprehensive protocol to develop an understanding of our clients’ needs, learn their systems and culture and jointly define their objectives. Total Benefit Administration™ provides a secure solution to manage participant data, record and manage transactions executed by participants and administer benefit payroll deductions. In addition, Total Benefit Administration™ facilitates the transmission and transfer of data between our clients and both their participants and outside parties (such as health plans, trustees and investment managers). We also provide plan sponsors with web-based tools that enable them to report on and analyze the return on investment in their benefit programs, facilitate project management with us and interact with a community of their peers.

Our outsourcing services enable our clients to satisfy their employees’ needs for choice, information and decision-making tools. We offer our clients’ employees three ways to communicate with us and manage their benefits and HR programs: Internet, automated voice response system and call centers. This multiple access approach encourages employees’ self-management of their benefits, which in turn helps our clients manage and reduce their benefit costs. Our web-based tool, Your Benefit Resources™, is fully integrated with the Total Benefit Administration™ platform and provides participants with personalized content and fast, accurate, and easy-to-use decision support tools that allow “real-time” management of their benefit decisions and transactions. Your Benefit Resources™ also provides participants with seamless integrated interfaces to outside providers of services such as investment advice and health care provider directories. Automated voice response provides participants certain transaction capabilities over the phone. These self-management solutions can be further enhanced through AccessDirect™, an Internet and telephone-based application that provides a personalized directory service that connects employees to their human resources and benefit providers. For participants who need more assistance with benefit issues, we staff our call centers with employees who receive intensive training in issues specific to the client’s benefit plans.

Our three principal categories of employee benefit program outsourcing services are:

•	Health and Welfare;

•	Defined Contribution; and
•	Defined Benefit.

Health and Welfare. Administering health and welfare benefit programs is an important and complex task for employers who must manage both the rising cost of providing health insurance and employees’ demands for increased choice of health and welfare benefit options. Every year, each company has a period of time (typically three to four weeks), during which employees are required to make decisions regarding their health and welfare options and enroll in programs for the following year. Each employer must communicate its benefit offerings by providing employees with information explaining the available options and answering employees’ questions regarding the various alternatives. Once employees have submitted their choices, the employer must then accurately communicate these choices to provider organizations. For companies managing benefits administration internally, staffing a human resources department with adequate support to effectively and efficiently handle this annual surge of activity is extremely challenging. Furthermore, ongoing health and welfare administration requires managing payroll deduction and status data that determine each participant’s health plan eligibility and transmitting eligibility data to health plans and providers.

Our technology-based delivery model offers employers a cost-effective and efficient solution to their health and welfare benefits administration needs. We are able to manage the annual enrollment process in a seamless manner for the employer and have the ability to clearly communicate to employees their available choices. We also are able to deliver significant value to our clients outside of the annual enrollment process and in the context of ongoing benefits administration. For example, Hewitt Associates Connections™, our automated data management and premium payment process, connects us with more than 250 insurance companies and other health plan providers in the United States, Canada and Puerto Rico, facilitating data transfer, resolving quality issues, validating participant eligibility and paying premiums in order to eliminate overpayment to health plans. Additionally, we offer automatic payment of employees’ portion of program costs, providing significant efficiencies to the employer and helping to ensure that contributions to health plans for inactive employees and retirees are appropriately credited. We also document and report issues and statistics to assist plan sponsors in achieving better plan performance.

Our services are available to participants 24 hours a day, seven days a week. Your Benefit Resources™ enables participants to enroll in and manage their health and welfare benefits via the Internet. In addition to using Your Benefit Resources™ to obtain information about the various options available and model their health and welfare benefit costs under various assumptions, participants can also use our automated voice response system or our call centers. Additionally, ProviderDirect, another web-based service, allows participants to identify in-network medical providers by criteria such as specialty, location and gender. Our Participant Advocacy service provides assistance directly to participants regarding the resolution of health plan eligibility, access and claim issues.

Based on our knowledge of the marketplace and the number of participants to whom we provide services, we believe Hewitt Associates is the largest provider of outsourced health and welfare administrative services. As of September 30, 2002, we provided health and welfare outsourcing services to 124 plan sponsors. We believe our experience and expertise in managing complex health and welfare plan administration issues will be a significant factor in the continued growth of this business, especially as plan sponsors continue to focus on managing the cost of multi-option health and welfare programs.

Defined Contribution. Most companies outsource the administration of their defined contribution plans. Defined contribution administration requires management of significant volumes of participant, payroll and investment fund data and transactions, daily transaction data transmissions between companies and their defined contribution plan trustees and asset managers, and daily posting of investment results to participants’ individual defined contribution accounts.

Unlike many of our competitors who provide defined contribution outsourcing services as a means to accumulate plan assets in their proprietary investment funds, we do not manage investments. As a result, we are able to maintain an objective, independent position regarding our clients’ choices of funds to include in their plans. Our focus is on providing reliable, high quality and comprehensive services to both the plan sponsor and to the participant.

Through our Total Benefit Administration™ system, we maintain and manage defined contribution data for clients, while accommodating clients’ choices of trustees and investment funds. This allows our clients to provide defined contribution programs that their employees value, transfer the administrative burden for these programs and control costs. In addition, we work with researchers at leading academic institutions to analyze the considerable amounts of data we accumulate to identify trends in participant investment behavior. This additional intelligence allows us to help our outsourcing clients refine their strategy for meeting participants’ investment needs.

We provide web-based access 24 hours a day, seven days a week through our Your Benefit Resources™ site for participants to make various elections and changes to their defined contribution accounts. Participants can also use our automated voice response system or our call centers to ask questions. This is very appealing to participants who increasingly desire the ability to actively manage their investments. Through integrated Your Benefit Resources™ capabilities, we also provide participants with access to investment advice from third party vendors and self directed and retail brokerage account options through our subsidiary, Hewitt Financial Services, and its alliance with Harrisdirect, a leading provider of online brokerage services. According to a survey conducted by Plan Sponsor magazine, we are the third largest provider of outsourced defined contribution administration services based on number of participants. Based on our knowledge of the marketplace and the number of participants to whom we provide services, we believe we are the largest provider of outsourced defined contribution administration services for a service provider that is not also an asset manager. As of September 30, 2002, we provided defined contribution outsourcing services to 119 plan sponsors. While the domestic market for defined contribution outsourcing is relatively well-developed, we believe the international markets offer us opportunities for expansion as employers in many countries outside the United States are beginning to adopt defined contribution plans. We believe our global reach and our strategy to increase our international presence will provide a platform to grow this service offering.

Defined Benefit. Most large employers continue to sponsor defined benefit (pension) plans.

Pension plans are subject to numerous laws and regulations and the administration of them has historically been extremely complex and paper-intensive, resulting in challenges for employers. Because inaccurate or improper plan administration can have significant adverse consequences, many employers seek third-party providers to administer their plans.

Our defined benefit outsourcing services were a natural extension of the retirement and financial management consulting services that we have provided since our inception. Through our Total Benefit Administration™ system, we have re-engineered, streamlined and shortened the traditional processing of an employee’s retirement. Our approach relies on a high degree of automation for both calculations and execution of transactions for each participant. Total Benefit Administration™ includes a database that captures all historical data for current and past participants, enabling employers to accurately apply plan provisions to appropriate participant populations, and often times, for multiple plans. Additionally, for employers who are implementing plan changes, Total Benefit Administration™ offers an Internet channel that provides employers with decision-making support.

Through Your Benefit Resources™, we provide participants convenient and easy-to-use web-based tools to model their benefits based on various retirement dates, information regarding their retirement options, and the ability to initiate and process their retirement online. Participants can also use our automated voice response system to model their benefits. Through our call centers, we provide access to pension counselors who are knowledgeable about participants’ pension programs and options and who can explain the often complex process of how their pension plans work.

Based on our knowledge of the marketplace and the number of participants to whom we provide services, we believe we are the largest provider of outsourced defined benefit administration services. Further, we believe that only a small percentage of organizations have outsourced their defined benefit administration to date. As of September 30, 2002, we provided defined benefit outsourcing services to 92 plan sponsors. We believe there are growth opportunities for us as we continue to leverage our technology, expertise and experience to bring our defined benefit outsourcing services to companies which have not yet outsourced their defined benefit plans.

Human Resources Business Process Outsourcing. We have built on our experience in outsourcing to provide a new solution for broader human resource function process outsourcing which we refer to as “HR BPO”. This service enables our clients to outsource a wide range of administrative human resources functions, including workforce administration and support, recruiting, workforce relations management, rewards planning and administration, learning and development and performance effectiveness management. Through our HR BPO service, we enable companies to streamline their human resources administration and processes in order to enhance effectiveness and reduce costs, and to employ web-based technologies to automate processes and transactions. By outsourcing their human resources functions to us, companies are able to receive improved services and tools for employees, managers and the human resources function without having to continually invest capital and resources to keep pace with rapidly developing human resources technologies and processes. This service is provided through a combination of our own capabilities and alliances with other specialized providers.

In fiscal year 2002, we completed initial implementation work for our first HR BPO client, a U.S. subsidiary of a large global company, and successfully launched operations on October 1, 2002. We also have a contract to provide our HR BPO service to our second client, a large pharmaceutical company. For this organization, our Health and Welfare services started in November 2002. Implementation work is currently under way and we expect that we will commence HR BPO and Defined Benefit services in fiscal 2003. We anticipate that most of our early opportunities for this service will be with our existing client base with which we already have outsourcing relationships. The HR BPO offering was not material to our Outsourcing segment or the Company’s results during fiscal 2002.

Consulting

Consulting represented 35% of our net revenues in fiscal 2002. We offer consulting services to a diverse range of clients.

In today’s increasingly service- and knowledge-based economy, companies regard the effective management of human capital as critical to the success of their business. Companies recognize that in order to attract, motivate and retain talented employees, they must provide benefits, compensation and other human resources programs that employees view as valuable as well as the tools to enable employees to make choices and conduct related transactions.

To meet this need, we provide actuarial services and a wide array of other consulting services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

Our consulting services include three principal areas:

•	Health Management;
•	Retirement and Financial Management; and
•	Talent and Organization Consulting (previously known as People Value and Human Resources Management).

Health Management. Increasing health care costs present a challenge for many companies at a time when employees expect broader and more cost-effective health care choices and general economic conditions place demands on employers to reduce spending. We believe we have an opportunity to help employers control these escalating costs and take advantage of the transformation of health and welfare benefits from a managed care to a consumer-driven system in which employees are provided with cost and quality information and tools to more effectively manage their use of the health care system. Our health management consultants help clients design comprehensive health and welfare strategies, from the initial philosophical approach to specific benefit plan content that supports our clients’ human resources strategies. We assist our clients in the selection and effective communication of health plans that balance cost and value and improve employee satisfaction. We also help clients determine which funding approaches (i.e., insured, self-insured, or risk-adjusted insured) and employee contribution strategies will best meet their objectives.

We help our clients achieve these goals through our proprietary technology applications and tools that we have developed, including:

•	The Hewitt Health Value Financial Index. A tool for comparing an employer’s health care benefits and costs against a database of 13 million participants;
•	The Hewitt Health Value Performance Index. Detailed quality, financial and administrative performance data on over 2,000 health plans across the United States;
•	The Hewitt Health Resources eRFP. We believe this is the highest volume Internet purchasing site in the group health insurance industry, supporting over 5,000 HMO negotiations and renewals annually; and,
•	Consumer Satisfaction Web Site. Feedback on employees’ satisfaction with individual healthcare plans as an additional measure of employer performance.

Our health management consulting business provided services to approximately 390 clients during fiscal 2002. We believe we continue to be well-positioned to address the growing, complex and changing needs for health benefit management services through our integrated approach, enabling us to provide high-value, cost-effective solutions to meet the specific objectives of our clients. Our health management consulting business is closely integrated with our health and welfare benefits outsourcing business to provide a comprehensive solution from strategy and design to delivery, administration and communication of health and welfare benefits. We are able to extract detailed design, demographic and health plan cost data from our outsourcing clients and aggregate the data to provide unique insights for our consulting clients into the quality, cost efficiency and rate structure of nearly every local health plan in the United States. Furthermore, due to our health and welfare outsourcing experience, we are able to design programs that not only meet our clients’ business objectives, but that also can be administered, communicated and delivered efficiently and cost effectively. In addition, for our consulting clients that are also outsourcing clients, we are able to leverage the data and knowledge we accumulate through outsourcing to create efficiencies, speed implementation and execution of strategies and enhance our service offering in providing consulting services to them.

Retirement and Financial Management. Virtually all large companies sponsor retirement plans as part of their overall employee benefit programs—either defined benefit plans, defined contribution plans or a combination of these plans. Many large companies also offer retiree medical and life insurance benefits as part of their overall retirement benefit program. Over the past few decades, the liabilities and assets which underlie these programs have grown considerably, and the regulatory and accounting standards which govern retirement plans have become increasingly complex. Additional services are often needed with respect to retirement plans in the case of significant corporate events or changes such as workforce reductions, early retirement programs, mergers or acquisitions. All of this has contributed to a continuing demand for retirement-related consulting.

Our Retirement and Financial Management business, which we refer to as “RFM”, assists clients in three primary activities: (i) developing overall retirement program designs that are aligned with the needs of companies and their employees; (ii) providing the actuarial analysis in support of clients’ plan funding and expensing obligations; and (iii) consulting on asset allocation, investment policies and investment manager evaluation.

There has been significant activity around retirement program redesign, as companies look to simplify plans, better manage overall program costs and risks, and align their program design with their business objectives. Our

RFM consultants work with clients to understand their business and workforce strategies, to define their philosophy with respect to retirement programs, and to design programs that reinforce the key messages to their workforce, while also helping to ensure that the programs comply with applicable governmental regulations. To assist in the design process, we have developed a variety of interactive, real-time modeling and analytical tools to help employers understand the effect of program changes on individual employees and to highlight the issues inherent in making an effective transition from one program to another. We measure the competitive position of our clients’ retirement programs using our proprietary Benefit Index® tool, which calculates the relative value of a company’s benefit program compared to a group of selected companies in the same industry, of similar size or in the same geographic region. We believe Benefit Index® is the industry benchmark for measuring the relative value of an organization’s retirement program. We also help employers develop individual websites, often with modeling capabilities, to communicate the details of new retirement programs and often to allow employees to project their own benefits under different assumptions or program choices.

When employers sponsor defined benefit plans or retiree welfare plans, they typically require the services of a qualified actuary. Actuarial relationships tend to be long-standing, ongoing engagements, and actuarial services represent a significant portion of our RFM business. As actuaries for a plan, we calculate the plan’s funded status, the annual cash contribution requirements under applicable governmental requirements, the annual expense impact under applicable accounting standards and other benefit related information for the company’s annual financial statements. In addition to these services, our RFM actuarial consultants provide additional benefit plan services by assisting with the annual budgeting and planning process, preparing financial projections for asset and liability trends (a joint effort with our RFM investment consultants) and providing cost analyses during union negotiations. Our RFM actuarial consultants also play a significant role during due diligence investigations and analyses of proposed mergers, asset sales, acquisitions and other corporate restructurings to help our clients understand the implications of such transactions on the liabilities and funded status of the plan, as well as on the future cash contribution and expense trends.

Our RFM investment consultants work with fiduciaries of both defined contribution and defined benefit plans to help them set investment philosophies, determine asset allocations and select asset managers. We also monitor the performance of a large number of asset managers and, since we do not manage assets, we are able to provide clients with objective and independent analysis of investment policies and procedures.

Our RFM consulting business is closely aligned with our defined benefit and defined contribution outsourcing business. With our full range of services, we are able to provide comprehensive retirement program solutions for clients, from strategy and design of retirement plans to actuarial and investment services and administration, communication and implementation of retirement plans. For consulting clients that are also outsourcing clients, we are able to leverage the data and knowledge we accumulate through outsourcing to assist them in developing plan design features and actuarial services better suited to their specific needs.

Our RFM consulting business provided services to approximately 1,500 clients during fiscal 2002. We expect that our RFM services will continue to contribute to our overall growth, especially as clients have begun to adopt a global outlook and focus on selecting consultants with international capabilities. Over the past several years, we have expanded our global RFM capabilities significantly, through both internal growth and a series of acquisitions and alliances in Canada, France, Hong Kong, Ireland, Mexico, The Netherlands, Norway, Portugal, Sweden, Switzerland and the United Kingdom.

On June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow, a leading actuarial and benefits consulting firm in the United Kingdom. We refer you to Note 6 in the notes to the consolidated financial statements for additional information on this acquisition. Our increased presence in the United Kingdom, where many of our clients also have significant operations, will enhance our ability to offer global design, communication, actuarial and investment consulting services.

Talent and Organization Consulting (formerly known as People Value and Human Resources Management). Our Talent and Organization Consulting business is focused on four primary activities: (i)

devising strategies for attracting, developing, motivating, rewarding and retaining the leadership and other talent our clients need to succeed; (ii) providing solutions to the people-related issues arising from organizational change (such as mergers and acquisitions); (iii) helping create and implement customized reward and performance management programs, including annual incentives, stock options and other performance-based plans; and (iv) reducing costs and enhancing our clients’ productivity through more effective human resource functions and processes.

We recently renamed this part of our consulting business to more directly and simply reflect our underlying core service areas. Our services continue to focus on helping our clients address the challenge of finding, managing, engaging and rewarding talented employees and leaders in sustaining business performance. Meeting these challenges successfully is expected to become even more important as the competition for talent becomes more intense. The U.S. Bureau of Labor Statistics has estimated that the number of 25- to 44-year-old workers is expected to drop from 70 million in 2000 to an estimated 68 million by 2010, while the trend of low unemployment among college educated professionals (2.3% in 2001) continues. There are similar trends in other countries globally. As the talent pool shrinks but needs grow, we expect competition for qualified people will intensify, making our services that much more valuable and attractive to clients.

Through our numerous talent and rewards tools, data and services, we help companies align their human resources investments with their business objectives, identifying critical human resources practices based on a given business environment, geography and labor force situation. For example, our Total Compensation Measurement™ and Variable Compensation Measurement™ tools enable clients to analyze and assess compensation effectiveness and to compare their compensation programs with over 1,000 companies in the U.S. alone, including approximately 70 of the Fortune 100. We also help clients use focus groups, interviews, surveys and other methods to better understand their workforce, enhance their relationships with their employees and encourage the types of behavior that ensure business success.

Our Talent and Organization consultants also assist clients with significant human resources issues arising out of events such as mergers and acquisitions, divestitures, initial public offerings, spin-offs, joint ventures and other restructurings. In each of these organizational changes, people play a critical role in determining the ultimate success or failure of the transactions. Our Hewitt Mergers & Acquisitions Management Center™, a website supporting project management and providing access to technical expertise needs ranging from due diligence to integration, enables seamless collaboration between our clients, consultants and external service providers. In the last three years, we have provided organizational change services in connection with over 375 transactions, giving us important gateways into new client companies. We expect this number will grow even larger as we target and increase our investment in building new business with large multinationals headquartered outside North America.

Our human resources effectiveness consulting service helps clients reduce human resources operating costs, generate more productivity in the workforce, and drive more effective people-related decisions. Our consultants employ technologies and tools to analyze the activities and costs of the human resources function in order to improve efficiencies, reduce costs and improve effectiveness of the function.

Our Talent and Organization Consulting business provided services to approximately 850 clients during fiscal 2002. As companies continue to expand globally and as demographic projections also indicate an increasing shortage of talent globally, we also expect that clients will increasingly demand more assistance in developing and implementing successful organizational changes globally and creating effective strategies for attracting and retaining talent and compensating them in a way that is aligned and consistent with broader business objectives.

Our Talent and Organization Consulting business works closely with our new broader human resources business process outsourcing service to help clients transform their human resources processes and improve the efficiency and effectiveness of the human resources function. We also provide communication, training and change management services to support this transformation. We believe we will be able to leverage our deep human resources knowledge and consulting experience in this transformation process to benefit additional outsourcing clients in the future.

Client Development

We have an integrated, strategic approach to client development that helps us establish deep, long-term client relationships based on trust and partnership. Unlike many firms, we have had a dedicated group managing this process for more than 30 years.

Our client development employees are divided into two teams: business developers and managing consultants. Typically, business developers are responsible for the initial acquisition of a client. Our business developers enable us to maintain a consistent level of work in the pipeline since their principal focus is to pursue new business opportunities. This allows our consultants and outsourcing engagement managers to focus primarily on relationship building and delivery of services for existing clients.

Our managing consultants are responsible for developing our client relationships into long-term partnerships. We have over 100 managing consultants worldwide who manage our largest client relationships. Our managing consultants work to understand clients’ business goals and then deliver solutions that will have the most positive impact on their business results. Our use of managing consultants in our client development strategy for over 30 years differentiates us from our competitors. We believe this role is the key to providing integrated solutions to clients globally.

The acquisition and management of client relationships is supplemented and supported by teams of employees from the various disciplines within our business. These employees help us ensure that we have both the proper coverage and appropriate expertise to demonstrate to clients that we have the capabilities required to address the most complex human resources challenges these organizations face.

Competition

We operate in a highly competitive and rapidly changing global market and compete with a variety of organizations. In addition, a client may choose to use its own resources rather than engage an outside firm for human resources solutions.

Outsourcing. The principal competitors in our benefits outsourcing business are outsourcing divisions of large financial institutions, such as CitiStreet (a partnership between subsidiaries of Citigroup and State Street), Fidelity Investments, Mellon Financial (through its subsidiary, Mellon HR Solutions), T. Rowe Price and the Vanguard Group, and other consulting firms that provide benefits outsourcing services such as Towers Perrin. In the HR BPO business, our principal competitors include some of our benefits outsourcing competitors and Accenture, Electronic Data Systems and Exult.

Consulting. The principal competitors in our consulting business are consulting firms focused on broader human resources, such as Mercer Human Resource Consulting, Towers Perrin and Watson Wyatt Worldwide. We also face competition from smaller benefits and compensation firms, as well as from public accounting, consulting and insurance firms offering human resources services.

We believe that the principal competitive factors affecting both the outsourcing and consulting businesses are the ability to commit resources and successfully complete projects on a timely basis, our perceived ability to add value in a cost-effective manner, our employees’ technical and industry expertise, and our professional reputation.

Intellectual Property

We recognize the value of intellectual property in the marketplace and vigorously create, harvest and protect our intellectual property. Our success has resulted in part from our proprietary methodologies, processes, databases and other intellectual property, such as our Total Benefit Administration™ system, and Benefit Index® and other measurement tools.

To protect our proprietary rights, we rely primarily on a combination of:

•	copyright, trade secret and trademark laws;
•	confidentiality agreements with employees and third parties; and
•	protective contractual provisions such as those contained in license and other agreements with consultants, suppliers, strategic partners and clients.

We hold no patents and our licenses are ordinary course licenses of software and data. While we have a number of trademarks, including some of which we obtained in the Bacon & Woodrow acquisition, none of our trademarks are material to the operation of our business.

Contracts/Insurance

Hewitt Associates has contracts with many of its clients, especially in the outsourcing segment, that define its responsibilities and limit its liability. In addition, Hewitt Associates maintains professional liability insurance that covers the services it provides, subject to applicable deductibles and policy limits.

Employees

As of September 30, 2002, Hewitt Associates had approximately 14,600 employees serving clients through 76 offices in 30 countries. Of these employees, approximately 7,900 employees were in the outsourcing segment, approximately 3,600 employees were in the consulting segment and approximately 3,100 employees were in the shared service practices, which consist of finance, human resources, information services, real estate and leadership. Hewitt Holdings has no employees.

ITEM 2. Financial Information

Selected Financial Data

The selected financial data set forth below should be read in conjunction with the next section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the consolidated financial statements and related notes and other financial information included elsewhere within this Form 10.

	(amounts in millions)
	Fiscal Year Ended September 30,					Three Months Ended December 31,
	1998	1999	2000(2)	2001(2)	2002	2001	2002
Total revenues	$876	$1,090	$1,306	$1,502	$1,750	$411	$494
Income before taxes, minority interest and owner distributions (1)	147	171	169	170	222	83	25
Income after taxes and minority interest and before owner distributions (1)	—	—	—	—	186	—	11

	As of September 30,					As of December 31,
	1998	1999	2000(2)	2001(2)	2002	2001	2002
Total assets	$694	$921	$1,035	$1,059	$1,538	$1,094	$1,566
Long-term obligations	238	374	427	395	426	390	422
Working capital	49	95	124	77	236	220	221

(1)

Prior to May 31, 2002, owners were compensated through distributions of income and the Company did not incur firm-level income tax. Accordingly, results prior to May 31, 2002 do not include (i) compensation for services rendered by owners or (ii) corporate income tax expense. As a result, income before taxes, minority interest and owner distributions is not comparable to income after taxes and minority interest and before owner distributions. On May 31, 2002, owners who worked in the business became employees of Hewitt Associates and Hewitt Associates began to record their compensation and related expenses and became subject to corporate income taxes. Additionally, on June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow and their results are included in the Company's results from the acquisition date of June 5, 2002.

(2)	Includes the results of Sageo. The results of Sageo reduced income before taxes, minority interest and owner distributions by $23 million and $74 million in fiscal years 2000 and 2001, respectively. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Sageo.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following information should be read in conjunction with the information contained in our consolidated financial statements and related notes included elsewhere in this Form 10. This Form 10 contains forward-looking statements that involve risks and uncertainties. We refer you to the discussion within the “Note Regarding Forward-Looking Statements.”

We use the terms “Hewitt Holdings” and “the Company” to refer to Hewitt Holdings LLC and its subsidiaries. We use the term “Hewitt Associates” to refer to the business of Hewitt Associates, Inc. and its subsidiaries and, with respect to the period prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002, the businesses of Hewitt Associates LLC and its subsidiaries and its then affiliated companies, Hewitt Financial Services LLC and Sageo LLC (“Hewitt Associates LLC and Affiliates”). We use the term “Property Entities” to refer to Hewitt Holdings’ wholly-owned subsidiaries, Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, Hewitt Properties V LLC, Hewitt Properties VI LLC, Hewitt Properties VII LLC and The Bayview Trust.

We use the term “owner” to refer to the individuals who are current or retired members of Hewitt Holdings. These individuals (with the exception of our retired owners) became employees of Hewitt Associates upon the completion of Hewitt Associates’ transition to a corporate structure on May 31, 2002.

All references to years, unless otherwise noted, refer to our fiscal years, which end on September 30. For example, a reference to “2002” or “fiscal 2002” means the twelve-month period that ended September 30, 2002. All references to percentages contained in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” refer to calculations based on the amounts in our consolidated financial statements, included elsewhere in this Form 10.

Overview

Hewitt Holdings is a holding company whose only business is (i) to hold 72% of the outstanding common stock of its principal operating subsidiary, Hewitt Associates, for the benefit of Hewitt Holdings’ owners and (ii) to own, finance and lease real estate assets which are primarily used by Hewitt Associates in operating its business.

During fiscal 2002, Hewitt Associates’ revenues represented all of Hewitt Holdings’ total revenues and Hewitt Holdings third-party rental income was insignificant. Hewitt Associates is the principal operating business of the Company.

On May 31, 2002, Hewitt Associates completed its transition to a corporate structure. Hewitt Associates, Inc. was formed as a subsidiary of Hewitt Holdings and Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. In Hewitt Associates’ limited liability company form, Hewitt Holdings’ owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses, and Hewitt Associates did not incur any income tax. Upon the transition to a corporate structure, owners who worked in the business became employees of Hewitt Associates and their compensation was then recorded within compensation and related expenses and Hewitt Associates became subject to corporate income taxes.

On June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow (“Bacon & Woodrow”), an actuarial and benefits consulting firm in the United Kingdom. The purchase price totaled $259 million and consisted of 9.4 million shares of Hewitt Associates’ common stock valued at $219 million, $39 million of assumed net liabilities and approximately $1 million of acquisition-related costs. For additional information on the Bacon & Woodrow acquisition, we refer you to Note 6 to our consolidated financial statements. The results of operations for Bacon & Woodrow’s benefits consulting business are included in the Company’s historical results from the date of the acquisition, June 5, 2002.

On June 27, 2002, Hewitt Associates sold 11,150,000 shares of its Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Class A common stock at $19.00 per share. The combined transactions generated approximately $219 million in net cash proceeds for Hewitt Associates after offering expenses.

For a pro forma presentation of results had these events occurred at the beginning of the periods presented, we refer you to the “Pro Forma Results of Operations” section.

Segments

The Company has two reportable segments:

Outsourcing— we apply our benefits and human resources expertise and employ technology systems and procedures to create a seamless experience across benefit service areas to administer clients’ benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). We assume and automate the resource-intensive processes required to administer clients’ benefit programs, and provide on-line tools and information that support informed decisions and transactions by our clients and their employees. With the information and tools that we provide, we help clients to optimize the return on their benefit investments. We have built on our experience in benefits outsourcing to offer employers the ability to outsource a wide range of human resource activities using our human resources business process outsourcing (“HR BPO”) solution.

Consulting— we provide actuarial services and a wide array of other consulting services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans and broader human resources programs and processes.

While we report revenues and direct expenses based on these two segments, we present our offering to clients as a continuum of human resources services.

Sageo

In January 2000, our owners launched a new business, Sageo, with the intention of creating a stand-alone, Internet-based company that would provide a standardized set of health and welfare offerings to companies seeking less complex benefit solutions. Sageo was established as an investment opportunity by our owners that was separate from our core business and, therefore, was formed and managed as a separate business. We moved quickly to develop the capabilities to support this business by making significant expenditures, particularly on website development, as the Sageo business model evolved.

By the second half of fiscal 2001, Sageo had achieved reasonable sales success and was continuing to be well-received in the marketplace. At that time, however, our owners determined that it was not cost-effective to operate Sageo as a separate company since its stand-alone costs would likely exceed revenues for an extended period of time and because Sageo’s services had become a logical extension of the Hewitt offering. Our owners concluded that Sageo’s principal service offering, which was a web-based, self-service benefits and administration business using Hewitt’s back-end Total Benefit Administration™ and Hewitt Associates

Connection™ platform, could be more efficiently managed and grown by fully integrating Sageo into Hewitt Associates and by dramatically reducing Sageo’s cost structure.

In the quarter ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt Associates. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed those Sageo employees who worked within the stand-alone Sageo operation. The functions of the terminated or redeployed employees included management, website development, human resources and sales. Sageo’s clients continue to be served as a fully integrated element of the Outsourcing segment.

We believe that in order to analyze the historical results of our business, it is important to understand the effect that Sageo, as a stand-alone operation (which it was during fiscal 2000 and fiscal 2001), had on our financial results. In fiscal years 2001 and 2000, Sageo’s operating losses were $73 million and $21 million, respectively. In fiscal 2002, during which time Sageo first operated with a significantly reduced cost structure as a part of Hewitt Associates, Sageo contributed $2 million (which included a $1 million reduction in an accrued liability established during fiscal 2001) to our operating income.

The historical results of Sageo, which are included in the results of operations of our Outsourcing segment, are as follows:

Sageo Historical Financial Results (in thousands)

	Three Months Ended							Fiscal Year Ended
	3/31/00	6/30/00	9/30/00	12/31/00	3/31/01	6/30/01	9/30/01 (1)	9/30/00	9/30/01 (1)	9/30/02 (2)
Revenues, net of reimbursements	$—	$69	$199	$2,021	$2,056	$2,538	$3,727	$268	$10,342	$14,552
Operating expenses (3)
Compensation and related expenses	—	5,983	6,635	6,125	8,705	9,608	9,613	12,618	34,051	8,551
Other operating expenses	104	216	755	2,333	2,804	2,000	1,877	1,075	9,014	3,527
Selling, general and administrative expenses	1,252	1,413	4,538	8,877	5,507	2,477	(2,591)	7,203	14,270	174
Non-recurring software charge	—	—	—	—	—	—	26,469	—	26,469	—

Total operating expenses	1,356	7,612	11,928	17,335	17,016	14,085	35,368	20,896	83,804	12,252
Operating (loss) income	(1,356)	(7,543)	(11,729)	(15,314)	(14,960)	(11,547)	(31,641)	(20,628)	(73,462)	2,300
Other (expense) income, net	—	—	(2,358)	(295)	(331)	(164)	314	(2,358)	(476)	—

(Loss) income before taxes and owner distributions	$(1,356)	$(7,543)	$(14,087)	$(15,609)	$(15,291)	$(11,711)	$(31,327)	$(22,986)	$(73,938)	$2,300

(1)

In the quarter ended September 30, 2001, the decision was made to transition Sageo clients from Sageo’s website to the Total Benefit Administration™ web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt Associates. Stand-alone company expenses were eliminated and Sageo website development spending ceased. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software (resulting in a $26 million non-recurring charge), and terminated or redeployed the Sageo employees who worked within the stand-alone Sageo operation.

(2)	Sageo operated as part of Hewitt Associates during the year ended September 30, 2002. Sageo’s income before taxes and owner distributions in 2002 includes a $1 million reduction in an accrued expense upon settlement of the obligation. The accrued expense was established in fiscal 2001.
(3)	Excludes reimbursable expenses.

Critical Accounting Policies and Estimates

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Of our $1.7 billion of net revenues in 2002, 65% was generated in the outsourcing segment and 35% was generated in the consulting segment.

Under our outsourcing contracts, clients agree to pay an implementation fee and an ongoing service fee. The implementation fee covers only a portion of the costs we incur to transfer the administration of a client’s plan onto our systems, including costs associated with gathering, converting, inputting and testing the client’s data, tailoring our systems and training our employees. The amount of the ongoing service fee is a function of the complexity of the client’s benefit plans or human resource programs or processes, the number of participants or personnel and the scope of the delivery model.

In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, we recognize revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized as services are provided. Ongoing service fees are typically billed on a monthly basis, typically based on the number of plan participants or services. There is often an agreement that the ongoing service fee will be adjusted prospectively if the number of participants changes materially. However, a weakening of general economic conditions or the financial condition of our clients, resulting in workforce reductions, could have a negative effect on our outsourcing revenues. Services provided outside the scope of our outsourcing contracts are typically billed on a time-and-materials basis.

Our outsourcing contracts typically have a three- to five-year term. However, a substantial portion of our outsourcing contracts may be terminated by clients, generally upon 90 to 180 days notice. Normally, if a client terminates a contract or project, the client remains obligated to pay for services performed (including unreimbursed implementation costs), and for any commitments we have made on behalf of our clients to pay third parties. Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract. Estimates are continuously monitored during the term of the contract and can result in either increases or decreases to income.

Our clients pay for consulting services either on a time-and-materials basis or, to a lesser degree, on a fixed-fee basis. We recognize revenues under time-and-materials based arrangements as services are provided. On fixed-

fee engagements, we recognize revenues as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting projects are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work. Each project has different terms based on the scope, deliverables and complexity of the engagement, the terms of which frequently require us to make judgments and estimates about overall profitability and stage of project completion which impacts how we recognize revenue. Estimates are continuously monitored during the engagement and can result in either increases or decreases to income.

Client Receivables and Unbilled Work In Process

We periodically evaluate the collectibility of client receivables and unbilled work in process based on a combination of factors. In circumstances where we are aware of a specific client’s difficulty in meeting its financial obligations to us (e.g., bankruptcy filings, failure to pay amounts due to us or to others), we record an allowance for doubtful accounts to reduce the amount to what we reasonably believe will be collected. For all other clients, we recognize an allowance for doubtful accounts based on past write-off history and the length of time the receivables are past due. Facts and circumstances may change that would require us to alter our estimates of the collectibility of client receivables and unbilled work in progress. A factor mitigating this risk is that for the years ended September 30, 2002, 2001 and 2000, and the quarter ended December 31, 2002, no single client accounted for more than 10% of our total revenues.

Long-Lived Assets Held and Used

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, we recognize a loss equal to the difference between the carrying value and the discounted future cash flows of the asset.

On October 1, 2002, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, for acquisitions made prior to July 1, 2001. We will evaluate our goodwill for impairment whenever indicators of impairment exist with reviews at least annually. The evaluation will be based upon a comparison of the estimated fair value of the line of business to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that line of business. The fair values used in this evaluation will be estimated based upon discounted future cash flow projections for the line of business.

Our estimate of future cash flows will be based on our experience, knowledge and typically third-party advice or market data. However, these estimates can be affected by other factors and economic conditions that can be difficult to predict.

Stock-Based Compensation

Hewitt Associates’ stock-based compensation program is a long-term retention and incentive program that is intended to attract, retain and motivate talented employees and align stockholder and employee interests. The program allows for the granting of restricted stock, restricted stock units, and non-qualified stock options of Hewitt Associates as well as other forms of stock-based compensation. We refer you to Note 19 in the notes to the consolidated financial statements for additional information on this plan and plan activity in 2002.

We account for our stock-based compensation plans under SFAS No. 123, Accounting for Stock-based Compensation, which allows companies to apply the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and provide pro forma income disclosures for employee stock option grants as if the fair value method defined in SFAS No. 123 had been applied.

This year, in connection with Hewitt Associates’ initial public offering, Hewitt Associates granted non-qualified stock options to acquire 4.1 million shares of Class A common stock to its employees. This represents approximately 4.2% of the outstanding shares as of September 30, 2002. Had we determined compensation cost for the stock options granted using the fair value method as set forth under SFAS No. 123, we would have recorded approximately $1.1 million in additional expense and reported income after taxes and minority interest and before owner distributions of $185 million for the year.

Estimates

Various assumptions and other factors underlie the determination of significant accounting estimates. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, known facts, current and expected economic conditions and, in some cases, actuarial techniques. We periodically reevaluate these significant factors and make adjustments when facts and circumstances dictate, however, actual results may differ from estimates.

Basis of Presentation

Revenues

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to our clients. Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

We record gross revenue for any outside services when we are primarily responsible to the client for the services or bear the credit risk in the arrangement. We record revenue net of related expenses when a third party assumes primary responsibility to the client for the services or bears the credit risk in the arrangement.

Additionally, reimbursements received for out-of–pocket expenses incurred are characterized as revenues and are shown separately within total revenue in accordance with Emerging Issue Task Force (“EITF”) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred. Similarly, related reimbursable expenses are also shown separately within operating expenses. We refer to revenues before reimbursements as net revenues.

Compensation and Related Expenses

Our largest operating expense is compensation and related expenses, which includes salaries and wages, annual performance-based bonuses, benefits (global profit sharing, retirement and medical), payroll taxes, temporary staffing services, training and recruiting. For all historical periods presented prior to May 31, 2002, compensation and related expenses do not include compensation expense related to our owners since these individuals received distributions of income rather than compensation when we operated as a limited liability company. As a result of Hewitt Associates’ transition to a corporate structure on May 31, 2002, the owners became employees and the Company began to expense their compensation and related expenses.

Other Operating Expenses

Other operating expenses include equipment, occupancy and non-compensation-related direct client service costs. Equipment costs include mainframe, data storage and retrieval, data center operation and benefit center telecommunication expenses, and depreciation and amortization of capitalized computer technology and proprietary software. Occupancy costs primarily include depreciation related to our properties, any third party rent expense and other costs of our occupying or managing our office space and properties. Non-compensation-related direct client service costs include costs associated with the provision of client services such as printing, duplication, fulfillment and delivery.

Selling, General and Administrative Expenses

Selling, general and administrative (“SG&A”) expenses consist primarily of third-party costs associated with promotion and marketing, professional services, advertising and media, corporate travel and other general office expenses such as insurance, postage, office supplies and bad debt expense.

Other Expenses, Net

Other expenses, net primarily includes interest expense, interest income, gains and losses from investments and gains and losses on asset disposals, shown on a net basis. Any rental income on real estate owned by the Company and leased to non-related parties is shown within other income.

Provision for Income Taxes

Prior to May 31, 2002, taxes on income earned by the Company were the responsibility of the individual owners. On May 31, 2002, Hewitt Associates became subject to corporate income taxes and began applying the provisions of the asset and liability method outlined in SFAS No. 109, Accounting for Income Taxes.

Income Before and After Taxes, Minority Interest and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes, minority interest and owner distributions in accordance with accounting principles generally accepted in the United States. As a result of Hewitt Associates’ transition to a corporate structure on May 31, 2002, owners who worked in the business became employees of Hewitt Associates and Hewitt Associates began to include their compensation in compensation and related expenses and became subject to corporate income taxes. As such, the historical results of operations after May 31, 2002 are not directly comparable to the results from prior periods.

As of September 30, 2002, Hewitt Holdings owned approximately 72% of the outstanding common stock of Hewitt Associates, as compared to a 100% ownership interest prior to Hewitt Associates’ initial public offering and purchase of Bacon & Woodrow. For financial reporting purposes, all of the assets, liabilities, and earnings of Hewitt Associates and its subsidiaries are consolidated in the Company’s financial statements, and the non-affiliated investors’ Class A, Class B and Class C common stock interest in Hewitt Associates is shown as a “Minority Interest” on the consolidated balance sheet and statement of operations.

Historical Results of Operations

The following table sets forth our historical results of operations as a percentage of net revenues. The information for each of the three-month periods is derived from unaudited consolidated financial statements which were prepared on the same basis as the annual consolidated financial statements. In our opinion, information for the three months ended December 31, 2001 and 2002 contains all adjustments, consisting only of normal recurring adjustments, except as noted, necessary to fairly present this information. Operating results for any period are not necessarily indicative of results for any future periods.

	Year Ended September 30,			Three Months Ended December 31,
	2000	2001	2002	2001	2002
Revenues:
Revenues before reimbursements (net revenues)	100.0%	100.0%	100.0%	100.0%	100.0%
Reimbursements	2.0	1.8	2.0	1.7	2.8

Total revenues	102.0	101.8	102.0	101.7	102.8
Operating expenses:
Compensation and related expenses, excluding restricted stock awards (1)	56.8	58.0	59.2	54.1	65.0
Restricted stock awards	—	—	1.6	—	5.2
Reimbursable expenses	2.0	1.8	2.0	1.7	2.8
Other operating expenses	22.9	21.8	20.0	20.4	19.1
Selling, general and administrative expenses	6.0	5.9	4.4	3.3	4.2
Non-recurring software charge (2)	—	1.8	—	—	—

Total operating expenses	87.7	89.3	87.2	79.5	96.3
Operating income (3)	14.3	12.5	14.8	22.2	6.5
Other expenses, net	(1.1)	(1.0)	(1.9)	(1.8)	(1.3)

Income before taxes, minority interest and owner distributions (4)	13.2%	11.5%	12.9	20.4%	5.2

Provision for income taxes			1.9		2.1

Income after taxes and before minority interest and owner distributions (4)			11.0		3.1
Minority interest			(0.2)		(0.9)

Income after taxes and minority interest and before owner distributions			10.8%		2.2%

(1)	Compensation and related expenses did not include compensation related to our owners for 2000, 2001 and for eight months of 2002 prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002. Additionally, on June 5, 2002, Hewitt Associates’ acquired the benefits consulting business of Bacon & Woodrow and their compensation and related expenses were included in our results from the acquisition date.
(2)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to the discussion of “Sageo” above.
(3)	These results include the results of Sageo shown in the table on page 17. Sageo reduced operating income as a percentage of net revenues by 1.6% and 5% for the years ended September 30, 2000 and 2001, respectively.
(4)	Income before taxes and owner distributions is not comparable to net income of a corporation because (i) compensation and related expenses did not include compensation expense related to our owners since these individuals received distributions of income rather than compensation, and (ii) the Company incurred no income tax.

Three Months Ended December 31, 2002 and 2001

Net Revenues

Net revenues were $480 million in the three months ended December 31, 2002, compared to $404 million in the comparable prior year period, an increase of 19%. Outsourcing net revenues increased by 12% over the comparable prior year period to $308 million in the three months ended December 31, 2002. For the three months ended December 31, 2002, approximately one-half of our Outsourcing net revenue growth was from adding new clients with the remainder of the growth was from expanding services with existing clients. Consulting net revenues increased by 34% over the comparable prior year period to $172 million in the three months ended December 31, 2002 primarily due to the addition of revenues from the newly acquired actuarial and benefits consulting business of Bacon & Woodrow. A portion of this growth was also due to favorable foreign currency translation from the strengthening of European currencies relative to the U.S. dollar and consolidation during the quarter of our Dutch affiliate upon purchase of a controlling interest in such affiliate. Including the results of Bacon & Woodrow in the prior year quarter and excluding the effects of the acquisition of our Dutch affiliate and favorable foreign currency translation, consulting net revenues would have increased by approximately 1% in the current year quarter over the prior year quarter. The remaining net increase was due to increases in retirement plan and health benefit management consulting, partially offset by a decrease in revenue from our discretionary consulting services due to continued soft demand for such services.

Compensation and Related Expenses

Compensation and related expenses were $312 million for the three months ended December 31, 2002, compared to $218 million for the comparable prior year period. Prior to May 31, 2002, compensation and related expenses did not include owners’ compensation as our owners were compensated through distributions of income. Had we incurred owner compensation in the prior year quarter, compensation and related expenses would have been $259 million for the three months ended December 31, 2001. The remaining increase in compensation and related expenses is primarily due to the inclusion of Bacon & Woodrow’s compensation and related expenses and the addition of personnel in our outsourcing segment. Including estimated owner compensation expense in the prior year quarter, compensation and related expenses as a percentage of net revenues would have increased from 64% to 65% in the current year quarter over the prior year quarter. This increase is within the outsourcing segment and is due to the addition of new employees, primarily in our new HR BPO solution.

Initial Public Offering Restricted Stock Awards

In connection with Hewitt Associates’ initial public offering on June 27, 2002, Hewitt Associates granted approximately 5.8 million shares of Class A restricted stock and restricted stock units to its employees. Through December 31, 2002, compensation and related payroll tax expenses of approximately $52 million were recorded as initial public offering restricted stock award expense, of which $25 million was recorded in the quarter ended December 31, 2002 alone. The remaining $60 million of unearned compensation and related payroll taxes will be recognized evenly through June 30, 2006 and will be adjusted for forfeitures.

Other Operating Expenses

Other operating expenses were $92 million in the three months ended December 31, 2002, compared to $82 million in the comparable prior year period. As a percentage of net revenues, other operating expenses declined to 19% in the three months ended December 31, 2002, from 20% in the comparable prior year period. This decrease as a percentage of net revenues was primarily the result of revenues growing at a faster rate than other operating expenses. The $9 million increase in other operating expenses primarily reflects the inclusion of Bacon & Woodrow’s results as well as increased depreciation and amortization expenses on computer equipment and software and increased computer maintenance expenses, partially offset by lower data telecommunication expenses in our outsourcing segment over the prior year.

Selling, General and Administrative Expenses

SG&A expenses were $20 million in the three months ended December 31, 2002, compared to $14 million in the comparable prior year period. SG&A grew $6 million and as a percentage of net revenues, SG&A expenses increased to 4% for the three months ended December 31, 2002, from 3% for the comparable prior year period. This increase as a percentage of net revenues was primarily the result of the inclusion of Bacon & Woodrow’s SG&A expenses as well as increased travel and advertising expenses which were lower in the three months ended December 31, 2001, following the events of September 11, 2001.

Other Expenses, Net

Other expenses, net were $6 million in the three months ended December 31, 2002, compared to $7 million in the comparable prior year period. As a percentage of net revenues, other expenses, net was 1% and 2% for the three months ended December 31, 2002 and 2001, respectively. Interest expense was $9 million for the three months ended December 31, 2002, compared to $8 million in the comparable prior year period. The increase in interest expense is primarily due to the additional interest expense on our capital lease for office space which we executed in the third quarter of fiscal 2002.

Provision for Income Taxes

The provision for income taxes was $10 million for the three months ended December 31, 2002. No tax provision is included for the three months ended December 31, 2001 as Hewitt Associates was not subject to corporate income taxes at that time. For the year ending September 30, 2003, Hewitt Associates expects to report pre-tax income and as such has apportioned the estimated income tax provision for the year to each quarter, based on the ratio of each quarter’s pre-tax income to estimated annual pre-tax income. These estimates reflect the information available at this time and our best judgment, however, actual annual income or taxes may differ.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Net Revenues

Net revenues were $1,716 million in 2002, $1,416 million in 2001 and $1,281 million in 2000. Net revenues increased by 16% in 2002 and by 15% in 2001. Outsourcing net revenues increased by 17% to $1,115 million in 2002, by 19% to $952 million in 2001 and by 29% to $803 million in 2000. In 2002, approximately a quarter of our Outsourcing net revenue growth was from adding new clients with the remainder of the growth from expanding services with existing clients. We achieved significant revenue growth in our outsourcing business in 2002, though at a reduced rate, despite difficult economic conditions. In 2002 and 2001, we have also been more selective in adding clients to our outsourcing business in an effort to improve our margins. Consulting net revenues increased by 15% to $601 million in 2002, 10% to $524 million in 2001, and to $478 million in 2000. In 2002, Consulting net revenues were higher as a result of the June 2002 acquisition of Bacon & Woodrow. Including the results of Bacon & Woodrow in 2001 and for the eight months of 2002 prior to the acquisition, Consulting net revenues would have increased by approximately 7% in 2002 from 2001. This increase was a result of growth in health benefit management and retirement plan consulting. These increases were partially offset by a decrease in revenue from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in international operations. In 2000, we experienced growth in retirement plan consulting and international operations.

Compensation and Related Expenses

Compensation and related expenses were $1,017 million in 2002, $855 million in 2001 and $728 million in 2000. These expenses increased by 19% in 2002 and by 17% in 2001. Because Hewitt Associates operated as a limited liability company through May 31, 2002, compensation and related expenses included owners’ compensation of $61 million for the four months ended September 30, 2002. In connection with Hewitt Associates’ transition to a corporate structure, in June 2002, we incurred a non-recurring, non-cash $18 million compensation expense resulting from certain owners receiving more common stock of Hewitt Associates than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners’ capital into common stock, and a non-recurring $8 million compensation expense related to establishing a vacation liability for the owners. In 2001 and 2000, compensation and related expenses included Sageo expenses of $34 million and $13 million, respectively. Exclusive of the non-recurring charges in the current year, Sageo expenses in the prior years, and excluding owner compensation for the four months from June 1, 2002 through September 30, 2002, compensation and related expenses as a percentage of net revenues decreased to

54% in 2002, from 56% in 2001 and 2000. The decrease was due to increased productivity in outsourcing and certain consulting areas partially offset by four months of compensation expense related to our acquisition of Bacon & Woodrow and increases in associate numbers and annual compensation.

Restricted Stock Awards

In connection with the initial public offering of Hewitt Associates on June 27, 2002, Hewitt Associates granted approximately 5.8 million shares of its Class A restricted stock and restricted stock units to its employees. The one-time initial public offering-related awards were valued at $110 million at the grant date, with 37% amortized on a straight-line basis from the grant date to December 31, 2002 and 63% amortized on a straight-line basis over four years through June 30, 2006. The $28 million of expense in fiscal 2002 represents the amortization of these awards from the initial public offering date and related accrued payroll taxes on such awards.

Other Operating Expenses

Other operating expenses were $342 million in 2002, $322 million in 2001 and $293 million in 2000. These expenses increased by 6% in 2002 and by 10% in 2001. As a percentage of net revenues, other operating expenses were 20% in 2002, 22% in 2001 and 23% in 2000. Included in other operating expenses were Sageo expenses of $9 million in 2001 and $1 million in 2000. Exclusive of Sageo, other operating expenses as a percentage of net revenues were 21% in 2001 and 23% in 2000. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than other operating expenses and our leveraging prior technology and occupancy costs to support expanded and new business. The $21 million increase in other operating expenses in 2002 primarily reflects four months of operations at Bacon & Woodrow since the acquisition on June 5, 2002, along with increased spending in technology and maintenance expense in outsourcing, offset in part by lower depreciation expenses on computer equipment and lower software maintenance expenses. The decrease in other operating expenses as a percentage of net revenues in 2001 reflects the leveraging of our technology and occupancy costs.

Selling, General and Administrative Expenses

SG&A expenses were $76 million in 2002, $88 million in 2001, and $77 million in 2000. These expenses decreased by 13% in 2002 and increased by 14% in 2001. As a percentage of net revenues, SG&A expenses were 4% in 2002 and 6% in 2001 and 2000. Included in SG&A were Sageo expenses of $14 million in 2001 and $7 million in 2000. Exclusive of Sageo, SG&A expenses as a percentage of net revenues were 5% in 2001 and in 2000. The decrease as a percentage of net revenues in 2002 was primarily the result of revenue growing at a faster rate than SG&A expenses. The $3 million increase in SG&A expenses in 2002, after the effect of Sageo in 2001, primarily reflects the operations of Bacon & Woodrow since the acquisition, offset in part by lower client-related and internal travel-related expenses.

Non-Recurring Software Charge

In the three months ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface, and Sageo employees who were directly involved in supporting clients were transferred to Hewitt Associates. At that time, since we had decided to discontinue the use of the Sageo website, we wrote off our remaining investment in the Sageo software and recognized a $26 million non-recurring charge.

Other Expenses, Net

Other expenses, net were $31 million in 2002, $15 million in 2001 and $14 million in 2000. As a percentage of net revenues, other expenses, net was 2% or less in all three years. Interest expense was $36 million in 2002, $38 million in 2001, and $32 million in 2000. Interest expense declined by 3% in 2002 from 2001 primarily resulting from the payment of $23 million to pay off the Company’s debt on its Newport Beach property in April 2002 as well as the effect of decreasing principal balances on the Company’s mortgage debt. Additionally, a portion of our short-term debt was repaid with proceeds from the initial public offering. This reduction in debt decreased our interest expense, however, this decrease was offset by interest expense from a new office space capital lease with a third party. The increase in interest expense from 2000 to 2001 primarily resulted from borrowings used to finance additions of computer equipment and improvements of our office space to accommodate growth in both outsourcing and consulting segments. In 2002, other expenses, net included a loss from a foreign currency option contract purchased in connection with our acquisition of the benefits consulting business of Bacon & Woodrow. In 2001 and 2000, other expenses, net also included a non-recurring gain on an investment related to stock that we received in connection with the demutualization of an insurance company that had provided health and other general insurance to us for many years. A gain of $4 million was recorded in 2000 upon receipt of the stock, and an additional gain of $5 million, resulting from stock price appreciation, was recorded in 2001 when the stock was sold. No such gains were recorded in 2002.

Provision for Income Taxes

The provision for income taxes was $33 million for the year ended September 30, 2002. Approximately $22 million related to tax liabilities arising from the initial recording of deferred tax assets and liabilities related to temporary differences which resulted from the transition to a corporate structure. The remaining $11 million represents income tax expense arising from earnings between May 31, 2002 and September 30, 2002 while we operated as a corporation. The non-recurring, non-cash $18 million compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share in the conversion of owners’ capital into common stock, was not tax deductible.

Segment Results

We operate many of the administrative functions of our business through centralized shared service operations, an arrangement that we believe is the most economical and effective means of supporting the Outsourcing and Consulting segments. These shared service functions include general office support and space management, overall corporate management, finance and general counsel. Additionally, we utilize a client development group that markets the entire spectrum of our services and devotes its resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of these administrative and marketing functions are not allocated to the business segments. Instead, they are included in unallocated shared costs. Operating income before unallocated shared costs is referred to as “segment income” throughout this discussion.

Reconciliation of Segment Results to Total Company Results

(in thousands)

	Year Ended September 30,			Three Months Ended December 31,
	2000	2001	2002	2001	2002
Outsourcing (1)
Revenues before reimbursements (net revenues)	$802,683	$951,884	$1,115,462	$276,025	$308,173
Segment income before the non-recurring software charge (2)	137,716	164,425	272,702	76,007	68,713
Segment income (2)	137,716	137,956	272,702	76,007	68,713

Consulting (3)
Revenues before reimbursements (net revenues)	$477,869	$523,777	$600,735	$128,049	$172,146
Segment income (2)	151,060	168,766	161,787	38,177	26,201

Total Company
Segment Revenue before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197	$404,074	$480,319
Segment Reimbursements	25,507	26,432	33,882	6,803	13,606

Total revenues	$1,306,059	$1,502,093	$1,750,079	$410,877	$493,925

Segment income before the non-recurring software charge (2)	$288,776	$333,191	$434,489	$114,184	$94,914
Non-recurring software charge	—	26,469	—	—	—

Segment income (2)	288,776	306,722	434,489	114,184	94,914
Charges not recorded at the segment level:
One-time charges (4)	—	—	26,143	—	—
Initial public offering restricted stock awards (5)	—	—	27,525	—	24,885
Unallocated shared costs (2)	106,631	121,020	140,501	28,665	39,983

Operating income (2)—Hewitt Associates, Inc.	182,145	185,702	240,320	85,519	30,046
Other operating income (expenses)—Hewitt Holdings LLC and Property Entities (6)	856	(786)	12,869	4,110	1,361

Operating income (2)	$183,001	$184,916	$253,189	$89,629	$31,407

(1)	The fiscal year 2000 and 2001 Outsourcing results include the results of Sageo prior to the decision to transition Sageo clients from Sageo’s website to the Total Benefit Administration™ web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt Associates. In the year ended September 30, 2001, stand-alone company expenses were eliminated and Sageo website development spending ceased. Sageo contributed $0 and $10 million of Outsourcing net revenues and reduced segment income by $21 and $73 million for the years ended September 30, 2000 and 2001, respectively.
(2)	Prior to May 31, 2002, owners were compensated through distributions of income. On May 31, 2002, owners who worked in the business became employees of Hewitt Associates and Hewitt Associates began to record their compensation as compensation and related expenses in arriving at segment income.
(3)

On June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in our Consulting segment results from the acquisition date of June 5, 2002.

(4)	In connection with Hewitt Associates’ transition to a corporate structure, the following one-time charges were incurred: a) $8 million of non-recurring compensation expense related to the establishment of a vacation liability for owners who became employees of Hewitt Associates and b) $18 million of non-recurring compensation expense resulting from certain owners receiving more common stock than their proportional share of total capital, without offset for those owners who received less than their proportional share.
(5)	Compensation expense of $25 million for the three months ended December 31, 2002 and $28 million for the fiscal year ended September 30, 2002 related to the amortization of initial public offering restricted stock awards.
(6)	The Company reviews segment results at the Hewitt Associates operating level. At that level, as well as on a consolidated basis, the majority of the occupancy costs under operating and capital leases are reflected within Hewitt Associates’ operating income. Incremental other operating expenses at Hewitt Holdings LLC and Property Entities are not allocated to the segments. Included in other operating income (expenses) is the elimination of intercompany rent charges included in the segment results. In fiscal year 2000 and 2001, other operating income (expenses) include deferred compensation expense of $12 million and $15 million, respectively. The related deferred compensation plan was terminated in 2002.

Outsourcing

Three Months Ended December 31, 2002 and 2001

Outsourcing net revenues were $308 million in the three months ended December 31, 2002, compared to $276 million in the comparable prior year period, an increase of 12%. For the three months ended December 31, 2002, approximately one-half of our Outsourcing net revenue growth was from adding new clients with the remainder of the growth from expanding services with existing clients.

Outsourcing segment income as a percentage of outsourcing net revenues was 22% in the three months ended December 31, 2002, compared to 28% in the comparable prior year period. Prior to May 31, 2002, compensation and related expenses did not include owners’ compensation as our owners were compensated through distributions of income. Had we incurred owner compensation in the prior year quarter, segment income would have been $68 million for the three months ended December 31, 2001. As such, as adjusted to reflect estimated owner compensation expense in the prior year quarter, segment income as a percentage of outsourcing net revenues would have been 25% in the prior year quarter. The decrease in margin in the three months ended December 31, 2002 primarily relates to the addition of new employees in benefit administration and HR BPO.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Outsourcing net revenues were $1,115 million in 2002, $952 million in 2001 and $803 million in 2000. Net revenues increased by 17% in 2002 and by 19% in 2001. Approximately a quarter of our net revenue growth in 2002 was a result of adding new clients with the remainder of the growth from expanding services with existing clients. We achieved significant revenue growth in our outsourcing business in 2002, though at a reduced rate, despite difficult economic conditions. In 2002 and 2001, we have also been more selective in adding clients to our outsourcing business in an effort to improve our margins.

Outsourcing segment income before the non-recurring software charge as a percentage of outsourcing net revenues was 24% in 2002 and 17% in 2001 and 2000. In connection with Hewitt Associates’ transition to a corporate structure, in June 2002, we began to record compensation expense related to owners who became employees of Hewitt Associates on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when Hewitt Associates operated as a limited liability company. Also, in the prior year, Sageo’s operating losses included in this segment were $73 million in 2001 and $21 million in 2000. Exclusive of Sageo’s operating loss in the prior year periods and excluding owner compensation for four months in 2002, segment income before non-recurring software charge as a percentage of outsourcing net revenues was 26% in 2002, 22% in 2001 and 20% in 2000. This margin improvement reflects the leveraging of our technology and occupancy costs, as well as efforts to improve efficiencies with current clients.

Consulting

Three Months Ended December 31, 2002 and 2001

Consulting net revenues were $172 million in the three months ended December 31, 2002, compared to $128 million in the comparable prior year period, an increase of 34%. This increase primarily reflects the addition of revenues from the newly acquired actuarial and benefits consulting business of Bacon & Woodrow since the acquisition date of June 5, 2002. A portion of this growth was also due to favorable foreign currency translation due to the strengthening of European currencies relative to the U.S. dollar and consolidation during the quarter of our Dutch affiliate upon purchase of a controlling interest there. Including the results of Bacon & Woodrow in the prior year quarter and excluding the effects of the acquisition of our Dutch affiliate and favorable foreign currency translation, Consulting net revenues would have increased by approximately 1% in the current year quarter over the prior year quarter. The remaining net increase was due to increases in retirement plan and health benefit management consulting, offset by a decrease in revenue from our discretionary consulting services due to continued soft demand for such services.

Consulting segment income as a percentage of consulting net revenues was 15% in the three months ended December 31, 2002, compared to 30% for the comparable prior year period. Had we incurred owner compensation in the prior year period, segment income would have been $17 million for the three months ended December 31, 2001. As such, as adjusted to reflect estimated owner compensation expense in the prior year quarter, segment income as a percentage of consulting net revenues would have been 13% in the prior year quarter. The increase in the operating margin in the three months ended December 31, 2002 over the adjusted operating margin for the prior year quarter, stemmed from higher margins in the newly acquired Bacon & Woodrow and in our health benefit management consulting due to improvements in resource management. The margins on our discretionary consulting services were also higher than in the prior year quarter due to headcount and compensation cost reductions which occurred in mid-fiscal 2002.

Fiscal Years Ended September 30, 2002, 2001 and 2000

Consulting net revenues were $601 million in 2002, $524 million in 2001 and $478 million in 2000. Net revenues increased by 15% in 2002 and 10% in 2001. In 2002, Consulting net revenues were higher as a result of the June 2002 acquisition of Bacon & Woodrow. Including the results of Bacon & Woodrow in 2001 and for the eight months of 2002 prior to the acquisition, Consulting net revenues would have increased by approximately 7% in 2002 from 2001. This increase was a result of growth in health benefit management and retirement plan consulting. These increases were partially offset by a decrease in revenue from discretionary consulting services over the prior year. In 2001, we experienced growth across the entire spectrum of our consulting services, including significant growth in our international operations. In 2000, we experienced growth in retirement plan consulting and international operations.

Consulting segment income as a percentage of consulting net revenues was 27% in 2002 and 32% in 2001 and 2000. In connection with Hewitt Associates’ transition to a corporate structure, in June 2002, we began to record compensation expense related to owners who became employees of Hewitt Associates on May 31, 2002, which significantly increased compensation in the current year while there was no owner compensation in the prior year when we operated as a limited liability company. Exclusive of owner compensation for four months in 2002, segment income as a percentage of consulting net revenues was 32% in 2002.

Quarterly Results

The following tables set forth the unaudited quarterly financial data for the periods indicated. The information for each of these periods has been prepared on the same basis as the audited consolidated financial statements and, in our opinion, reflects all adjustments consisting only of normal recurring adjustments necessary to present fairly our financial results. Operating results for previous periods do not necessarily indicate results that may be achieved in any future period. We refer you to “Sageo” on page 16 for additional information on unusual items affecting the historical quarterly results.

	Fiscal 2001				Fiscal 2002				Fiscal 2003
	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	1st Qtr	2nd Qtr	3rd Qtr (4) (5)	4th Qtr (4)	1st Qtr (4)
	(amounts in millions, except per share data)
Revenues:
Net revenue*	$362	$365	$374	$375	$404	$409	$430	$473	$480
Reimbursements*	7	7	7	5	7	7	9	11	14

Total revenues*	369	372	381	380	411	416	439	484	494
Operating expenses:
Compensation and related expenses, excluding initial public offering awards (1)	207	213	213	222	218	226	273	299	312
Initial public offering awards	—	—	—	—	—	—	1	26	25
Reimbursable expenses*	7	7	7	5	7	7	9	11	14
Other operating expenses*	87	79	77	79	82	83	85	93	92
Selling, general and administrative expenses*	28	26	21	13	14	21	22	20	20
Non-recurring software charge (2)	—	—	—	26	—	—	—	—	—

Total operating expenses*	329	325	318	345	321	337	390	449	463

Operating income*	40	47	63	35	90	79	49	35	31
Other (expense) /income*	(7)	(1)	(6)	(1)	(7)	(9)	4	(19)	(6)

Income before taxes, minority interest and owner distributions (3)*	$33	$46	$57	$34	$83	$70	53	16	25

Provision for income taxes							25	9	10

Income after taxes and before minority interest and owner distributions							28	7	15
Minority interest							1	(3)	(4)

Income after taxes and minority interest and before owner distributions							29	4	11

*	Includes the results of Sageo shown in the table on page 17.
(1)	Compensation for services rendered by owners has not been reflected in the consolidated financial statements for periods prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002. Prior to May 31, 2002, Hewitt Associates operated as a limited liability company and owners were compensated through distributions of income rather than through salaries, benefits and performance-based bonuses.
(2)	Non-recurring software charge related to the discontinuation of the Sageo website. We refer you to “Sageo” above.
(3)

Income before taxes, minority interest and owner distributions as a limited liability company is not comparable to net income of a corporation because (i) compensation and related expenses did not include compensation expenses related to our owners since these individuals received distributions of income rather than compensation and (ii) we incurred no company-level income tax.

(4)	In connection with Hewitt Associates’ transition to a corporate structure on May 31, 2002, owners who worked in the business became employees of Hewitt Associates and we began to incur and reflect their compensation in compensation and related expenses. Hewitt Associates also became subject to corporate income taxes. Additionally, on June 5, 2002, we acquired the benefits consulting business of Bacon & Woodrow and their results are included in our results from the acquisition date.
(5)	During the month of June 2002, the period during which Hewitt Associates operated as a corporation, we also incurred several one-time charges totaling $48 million (see Note 3 to our consolidated financial statements) related to Hewitt Associates’ transition to a corporate structure, which resulted in a net loss. As such, earnings for this quarter may not be indicative of earnings for future quarters.

Seasonality and Inflation

Revenues and income vary over the fiscal year. Within our Outsourcing segment, we generally experience a seasonal increase in our fourth and first fiscal quarter revenues because the timing of our clients’ benefit enrollment processes typically occurs during the fall. Within our Consulting segment, we typically experience a seasonal peak in the third and fourth fiscal quarters which reflects our clients’ business needs for these services. We believe inflation has had little effect on our results of operations during the past three years.

Pro Forma Results of Operations

During fiscal 2002, the Company completed several significant transactions. Hewitt Associates completed its transition to a corporate structure in May 2002, and its initial public offering and the Bacon & Woodrow acquisition in June 2002. The following pro forma results give effect to all three of these transactions as if they occurred as of the beginning of fiscal 2001 on October 1, 2001, excluding any non-recurring adjustments, to allow for comparability. Current year results, as shown in the statement of operations for the three months ended December 31, 2002, include the effects of all three transactions and as such, are not shown on a pro forma basis.

The information presented is not necessarily indicative of the results of operations that might have occurred had the events described above actually taken place as of the dates specified. The pro forma adjustments are based upon available information and assumptions that management believes are reasonable. This information and the accompanying notes should also be read in conjunction with Hewitt Associates’ “Pro Forma Combined Financial Information” and combined financial statements and related notes in Hewitt Associates’ Registration Statement (No. 333-84198) on Form S-1 filed with the Securities and Exchange Commission in connection with Hewitt Associates’ initial public offering and our consolidated financial statements and related notes included elsewhere in this Form 10.

Hewitt Holdings LLC

Pro Forma Consolidated Income Statements

(unaudited)

	Three Months Ended December 31, 2001
	Hewitt Historical	B&W Historical	Acquisition and Incorporation Adjustments (1)	Adjustments for the Offering (2)	Pro Forma
	(Dollars in millions, except share and per share data)
Revenues:
Revenue before reimbursements (net revenues)	$404	$33	—	—	$437
Reimbursements	7	1	—	—	8

Total revenues	411	34	—	—	445
Operating expenses:
Compensation and related expenses, excluding restricted stock awards	218	18	45	—	281
Restricted stock awards	—	—	—	26	26
Reimbursable expenses	7	1	—	—	8
Other operating expenses	82	4	1	—	87
Selling, general and administrative expenses	14	4	(1)	—	17

Total operating expenses	321	27	45	26	419
Operating income	90	7	(45)	(26)	26
Other expenses, net	(7)	0	1	—	(6)

Income before taxes, minority interest and owner distributions	83	7	(44)	(26)	20
Provision for income taxes	—	—	19	(10)	9

Income after taxes and before minority interest and owner distributions	$83	$7	(63)	(16)	11

Minority interest			—	2	2

Income after taxes and minority interest and before owner distributions			$(63)	$(18)	$9

(1)	Acquisition and incorporation adjustments include the following one-time items that are excluded for pro forma purposes: $1 million of acquisition-related professional service expenses incurred by Bacon & Woodrow and $2 million of losses incurred on a foreign currency purchase option related to the acquisition. Other adjustments include expenses that the Company would have incurred had it been a corporation for the entire period presented: $45 million of owner compensation expense for both the Company’s owners and Bacon & Woodrow partners; $19 million of additional income tax expense as if the Company had been a taxable entity for the entire period; $1 million of amortization of intangible assets created as part of the acquisition; and $1 million of interest expense on borrowings to fund distributions of accumulated earnings to Bacon & Woodrow’s partners.
(2)	Offering adjustments include compensation expense of $26 million reflecting the amortization of the one-time grant of initial public offering restricted stock awards and the related income tax benefit of $10 million and $2 million for the minority interest share of Hewitt Associates income.

On a pro forma basis, the Company’s net revenues were $437 million compared to its actual net revenues of $404 million for the three months ended December 31, 2001. The difference in the net revenues is attributable to the inclusion of a full quarter of the Bacon & Woodrow net revenues on a pro forma basis as compared to no such net revenues on an actual basis as Bacon & Woodrow was acquired on June 5, 2002, and their results are included from the acquisition date forward.

On a pro forma basis, the Company’s income after taxes and minority interest and before owner distributions was $9 million compared to its actual income after taxes and minority interest and before owner distributions of $83 million for the three months ended December 31, 2001. The difference in the income after taxes and minority interest and before owner distributions is attributable to (1) the inclusion of owner salaries, benefits, bonuses and payroll taxes for all periods; (2) the inclusion of an estimated tax expense as if the Company had been subject to income tax for the entire period; (3) the inclusion of compensation expense for all periods reflecting the amortization of the one-time grant of initial public offering awards to employees and the estimated tax benefit related to these awards; (4) the inclusion of the Bacon & Woodrow operations for all periods, adjusted for non-recurring items, on a pro forma basis; (5) the exclusion of losses incurred on the foreign currency purchase option; (6) the inclusion of a charge for the income allocable to the minority interest holders of Hewitt Associates; (7) the inclusion of amortization expense for the amortization of definite-lived intangible assets acquired as part of the Bacon & Woodrow business in pro forma net income; and (8) the inclusion of estimated interest expense for borrowings to fund the payment of distributions to the former partners of Bacon & Woodrow.

Hewitt Holdings LLC

Pro Forma Consolidated Income Statements

(unaudited)

	Year Ended September 30, 2002
	Hewitt Holdings Historical	B&W Historical	Acquisition and Incorporation Adjustments (1)	Adjustments for the Offering (2)	Pro Forma
	(Dollars in millions, except share and per share data)
Revenues:
Revenue before reimbursements (net revenues)	$1,716	$91	—	—	$1,807
Reimbursements	34	3	—	—	37

Total revenues	1,750	94	—	—	1,844
Operating expenses:
Compensation and related expenses, excluding restricted stock awards	1,017	50	93	—	1,160
Restricted stock awards	28	—	—	35	63
Reimbursable expenses	34	3	—	—	37
Other operating expenses	342	11	2	—	355
Selling, general and administrative expenses	76	14	(8)	—	82

Total operating expenses	1,497	78	87	35	1,697
Operating income	253	16	(87)	(35)	147
Other expenses, net	(31)	(1)	3	—	(29)

Income before taxes, minority interest and owner distributions	222	15	(84)	(35)	118
Provision for income taxes	34	—	29	(13)	50

Income after taxes and before minority interest and owner distributions	188	$15	(113)	(22)	68
Minority interest	2		—	9	11

Income after taxes and minority interest and before owner distributions	$186		$(113)	$(31)	$57

(1)

Acquisition and incorporation adjustments include the following one-time items that are excluded for pro forma purposes: an $8 million compensation expense for a vacation liability arising from the Company’s owners becoming employees of Hewitt Associates; an $18 million compensation expense resulting from the requirement to recognize the extent to which certain owners’ stock allocation was greater than their proportional share of the capital accounts, without offset for the extent to which certain owners’ stock allocation is less than their proportional share of the capital accounts; a $22 million non-recurring income tax expense resulting from a $5 million tax benefit arising from a mandatory change in our tax accounting method and a $27 million net liability arising from the establishment of deferred tax assets and liabilities; a $1 million compensation expense reflecting our assumption of annuity liabilities in connection with the Bacon & Woodrow acquisition; a $6 million expense related to the former Bacon & Woodrow partners’ purchase of indemnity insurance prior to the acquisition; $2 million of acquisition-related professional service expenses incurred by Bacon & Woodrow; and $4 million of losses incurred on a foreign currency purchase option related to the acquisition. Other adjustments include expenses that would have been incurred had Hewitt Associates been a corporation for the entire period presented: $120 million of owner compensation expense for both the Company’s owners and Bacon & Woodrow partners; $51 million of additional income tax expense as if Hewitt Associates had been a taxable entity for the entire period; $2 million of amortization of intangible assets created as part of the acquisition; and $1 million of interest expense on borrowings to fund distributions of accumulated earnings to Bacon & Woodrow’s partners.

(2)	Offering adjustments include compensation expense of $35 million reflecting the amortization of the one-time grant of initial public offering restricted stock awards and the related income tax benefit of $13 million and $9 million for the minority interest share of Hewitt Associates income.

On a pro forma basis, the Company’s net revenues were $1,807 million compared to its actual net revenues of $1,716 million for the year ended September 30, 2002. The difference in the net revenues is attributable to the inclusion of a full twelve months of Bacon & Woodrow net revenues on a pro forma basis as compared to the inclusion of the Bacon & Woodrow net revenues from the June 5, 2002 acquisition date.

On a pro forma basis, the Company’s income after taxes and minority interest and before owner distributions was $57 million compared to its actual income after taxes and minority interest and before owner distributions of $186 million for the year ended September 30, 2002. The difference in the income after taxes and minority interest and before owner distributions is attributable to: (1) the inclusion of owner salaries, benefits, bonuses and payroll taxes for all periods; (2) the exclusion of non-recurring charges for the disproportionate share compensation charge and owner vacation accrual; (3) the inclusion of compensation expense for all periods reflecting the amortization of the one-time grant of initial public offering awards to employees and the estimated tax benefit related to these awards; (4) the exclusion of non-recurring charges for the establishment of deferred tax assets and liabilities; (5) the inclusion of Bacon & Woodrow operations for all periods, adjusted for non-recurring items, on a pro forma basis; (6) the inclusion of a charge for the increase allocable to the minority interest holders of Hewitt Associates; (7) the inclusion of an estimated tax expense as if the Hewitt Associates had been subject to income tax for the entire period; (8) the exclusion of losses incurred on the foreign currency purchase option; (9) the inclusion of amortization expense for the intangible assets acquired as part of the Bacon & Woodrow business; and (10) the inclusion of estimated interest expense for borrowings to fund the payment of distributions to the former partners of Bacon & Woodrow.

Liquidity and Capital Resources

We have historically funded our growth and working capital requirements with internally generated funds, credit facilities, credit tenant notes and term notes. Hewitt Associates’ transition to a corporate structure in May 2002, and its initial public offering in June 2002, provided access to new forms of debt and equity financing to fund new investments and acquisitions as well as to meet ongoing and future capital resource needs.

Summary of Cash Flows

(in thousands)

	Year ended September 30,			Three months ended December 31,
	2000	2001	2002	2001	2002
				(unaudited)
Cash provided by:
Operating activities	$233,574	$349,615	$370,148	$118,407	$65,334
Cash used in:
Investing activities	(166,593)	(104,160)	(49,097)	(20,689)	(20,216)
Financing activities	(64,836)	(196,285)	(218,773)	(48,479)	(49,000)
Effect of exchange rates on cash	(763)	(595)	2,065	141	396

Net increase (decrease) in cash and cash equivalents	1,382	48,575	104,343	49,380	(3,486)
Cash and cash equivalents at beginning of period	19,436	20,818	69,393	69,393	173,736

Cash and cash equivalents at end of period	$20,818	$69,393	$173,736	$118,773	$170,250

At December 31, 2002, our cash and cash equivalents were $170 million, as compared to $119 million at December 31, 2001, an increase of $51 million or 43%. Cash and cash equivalents at December 31, 2002 increased over the prior year primarily due to the receipt of proceeds from Hewitt Associates’ initial public offering in June 2002 and strong earnings and related cash flows from operating activities in fiscal 2002 and the first quarter of fiscal 2003 which were primarily offset by the payment of capital distributions prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002 and repayments of short-term borrowings.

For the three months ended December 31, 2002 and 2001, cash provided by operating activities was $65 million and $118 million, respectively. The decrease in cash flows provided by operating activities between the three months ended December 31, 2002 and 2001 is primarily due to the inclusion of compensation expenses related to owners that are employed by Hewitt Associates and a provision for corporate income taxes, stemming from Hewitt Associates’ transition to a corporate structure on May 31, 2002. Prior to May 31, 2002, owners that worked in the business were compensated through distributions that were paid out of cash flows from financing activities as capital distributions and Hewitt Associates did not pay corporate income taxes when it operated as a limited liability company. Additionally, cash from operating activities decreased in the three months ended December 31, 2002 due to higher prepaid costs for software and computer maintenance and insurance over the prior year period.

For the years ended September 30, 2002 and 2001, cash provided by operating activities was $370 million and $350 million, respectively. The increase was primarily due to an increase in accrued expenses and income after taxes and minority interest and before owner distributions.

For the three months ended December 31, 2002 and 2001, cash used in investing activities was $20 million and $21 million, respectively. The decrease in cash used in investing activities was primarily due to a reduction in capital expenditures for property and equipment. This decreased spending was offset by increased spending on software development and a $7 million payment to acquire the remaining interest in our joint venture in The Netherlands.

For the years ended September 30, 2002 and 2001, cash used in investing activities was $49 million and $104 million, respectively. The decrease in cash used in investing activities was primarily due to proceeds received from the sale of our building in Norwalk, Connecticut and lower spending on facilities offset by increased spending on hardware and consultant-developed software.

Cash used in financing activities was $49 million and $48 million for the three months ended December 31, 2002, and 2001, respectively. The increase in cash used in financing activities was primarily due to increases in capital distributions, offset by an increase in cash received from short-term borrowings.

For the years ended September 30, 2002 and 2001, cash used in financing activities was $219 million and $196 million, respectively. The increase was primarily due to increased capital distributions and repayments of our mortgage debt offset by the receipt of the initial public offering proceeds by Hewitt Associates and increased short-term borrowings. For the year ended September 30, 2002, capital distributions accounted for the majority of the cash used in financing activities in preparation for Hewitt Associates’ transition to a corporate structure. For the year ended September 30, 2001, capital distributions had been a function of the timing of discretionary withdrawals by our owners and the needs of the Company for the construction of facilities for use by Hewitt Associates. In future periods, distributions to owners will be replaced by compensation and related expenses, which will affect the net cash provided by operating activities. For the year ended September 30, 2002, repayments exceeded borrowings by $68 million primarily due to the repayment of borrowings with proceeds from the initial public offering, offset by borrowings related to a new building capital lease and the addition of Bacon & Woodrow debt.

Debt and Commitments

Significant ongoing commitments consist primarily of leases and debt. The following table shows the minimum future debt or non-cancelable rental payments required under existing debt agreements or lease agreements which have initial or remaining non-cancelable lease terms in excess of one year.

Contractual Obligations

	Payments Due in Fiscal Year
	Total	2003	2004-2005	2006-2007	Thereafter
	(in millions)
Operating leases:
Related party	$137	$11	$20	$21	$85
Third party	310	48	80	58	124

	447	59	100	79	209
Capital leases:
Third party	77	11	8	6	52

Debt	406	45	44	72	245

Total Contractual Obligations	$930	$115	$152	$157	$506

There are three related party operating leases between Hewitt Associates and Overlook Associates covering a portion of the complex that constitutes Hewitt Associates’ global headquarters in Lincolnshire, Illinois. Overlook Associates is a majority-owned but not a controlled investment of Hewitt Holdings. As such, this investment is accounted for as an equity investment for financial reporting purposes and is not consolidated. As of September 30, 2002, the minimum aggregate lease payments on these leases totaled $137 million. The material terms of each lease are set forth below:

Property	Commencement Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
One Overlook Point	June 1, 1989	May 1, 2009	$341	5 year option to extend term	212,000

Two Overlook Point	February 28, 1997	February 28, 2017	$265	Option to purchase between years 7 and 10	321,000

Three Overlook Point	December 1, 1989	February 28, 2017	$302	N/A	290,000

We also have various third-party operating leases for office space, furniture and equipment with terms ranging from one to twenty years. As of September 30, 2002, the minimum aggregate lease payments on these leases totaled $310 million. Hewitt Associates leases office space in approximately 72 locations in 30 countries. As of September 30, 2002, the minimum annual base rent under such office leases totaled $33.0 million (non-U.S. lease rental rates converted into U.S. dollars at exchange rates as of September 30, 2002) and aggregate lease payments on the office leases totaled $267.7 million. We also have several leases for office furniture used in Hewitt-owned buildings in Lincolnshire, Illinois, The Woodlands, Texas and Orlando, Florida. The oldest of these leases had a commencement date of January 1, 1997 and expires on June 30, 2004. The most recent of these leases had a commencement date of December 1, 1999 and expires on May 31, 2007. As of September 30, 2002 combined annual lease payments under these leases were $4.1 million and the minimum aggregate lease payments on these leases totaled $20.7 million. Hewitt Associates also leases office equipment such as copiers, servers and disk drives under numerous leases. Annual aggregate lease obligations under these leases as of September 30, 2002 were $10.6 million and the minimum aggregate lease payments on these leases totaled $21.3 million.

In April 2002, Hewitt Properties VII LLC sold a building and adjoining land in Norwalk, Connecticut in which Hewitt Associates leased office space. Hewitt Associates then entered into a 15-year capital lease with the purchaser to continue to lease the office space. Payments are made in monthly installments at 7.33% interest. The debt remaining at December 31, 2002 is $63 million.

Our computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment. The amounts due are payable over three- to five-year terms and are payable in monthly or quarterly installments at various interest rates ranging from 5.8% to 8.0%. At December 31, 2002, the outstanding balance on the equipment financing agreements was $11 million.

Our debt consists primarily of secured credit tenant notes related to the properties, unsecured term notes and our lines of credit.

In connection with our financing some of the property purchases, we issued secured credit tenant notes to various noteholders consisting primarily of insurance companies on several dates between October 1997 and May 1999. The notes bear interest at rates ranging from 5.58% to 7.13% and are repayable in monthly installments over a period ranging from 15 to 20 years. As of December 31, 2002, the outstanding balance on the notes was $220 million.

We have unsecured senior term notes with various note holders also consisting primarily of insurance companies totaling $150 million as of December 31, 2002. Of this amount, $10 million bears interest at 7.65% and is repayable in October 2005; $15 million bears interest at 7.90% and is repayable in October 2010; $15 million bears interest at 7.93% and is repayable in June 2007; $10 million bears interest at 8.11% and is repayable in June 2010; $15 million bears interest at 7.94% and is repayable in annual installments beginning in March 2003 through March 2007; $35 million bears interest at 8.08% and is repayable in annual installments beginning in March 2008 through March 2012; and $50 million bears interest at 7.45% and is repayable in annual installments beginning in May 2004 through May 2008.

Hewitt Associates has two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at adjusted LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option and are repayable upon demand or at expiration of the facility. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee, based on the aggregate utilization, is assessed at a rate of 0.125% per annum. At December 31, 2002, there was no outstanding balance on either facility.

Hewitt Associates has an unsecured multi-currency line of credit permitting borrowings of up to $10 million through February 28, 2003, at an interbank multi-currency interest rate plus 75 basis points. At December 31, 2002, the outstanding balance on the unsecured multicurrency line of credit was approximately $6 million. All outstanding balances on the unsecured multicurrency line of credit were repaid in full at the expiration of the facility on February 28, 2003. In addition, Hewitt Bacon & Woodrow Ltd., our U.K. subsidiary, has an unsecured British Pound Sterling line of credit permitting borrowings up to £20 million until July 30, 2003 and £17 million thereafter until expiration of the facility on January 31, 2004 at a current rate of 4.85%. As of December 31, 2002, the outstanding balance was £17 million, equivalent to approximately $27 million and is repayable upon demand or at expiration of the facility. There is other foreign debt outstanding at December 31, 2002 totaling approximately $9 million pursuant to local banking relationships in over a dozen countries. In total, the outstanding balance on the multi-currency or other foreign debt totaled $42 million as of December 31, 2002.

On November 26, 2002, Hewitt Holdings obtained a $55 million line of credit facility to fund capital distributions to owners in the near term. The facility expires on June 30, 2003. Borrowings under the facility accrue interest at adjusted LIBOR plus 175 basis points or the prime rate, at our option. At December 31, 2002, the outstanding balance on this facility was approximately $10 million. In December 2002 and January 2003, approximately $48 million and $11 million was distributed to owners which was partially funded with $27 million from the facility. In April 2003, the Company plans to distribute an estimated $61 million to owners from cash on hand at Hewitt Holdings and from the facility. The Company anticipates repayment of the $55 million facility in June 2003 from either the sale or refinancing of property or cash on hand at that time.

A number of our debt agreements call for the maintenance of specified financial and other covenants including, among others, covenants restricting the Company’s ability to incur indebtedness and create liens, to sell the assets or stock of a collateralized subsidiary, and to pay dividends or make distributions to owners which would result in a default. Our debt agreements also contain covenants requiring Hewitt Associates LLC and its affiliates to maintain a minimum level of net worth ($216 million as of September 30, 2002), to maintain interest rate coverage of at least 2.00 to 1.00 and to maintain a leverage ratio not to exceed 2.25 to 1.00. At December 31, 2002, we were in compliance with the terms of our debt agreements.

In connection with the initial public offering of Hewitt Associates, we raised approximately $219 million in net proceeds after offering expenses. In July 2002, we used the proceeds to repay $52 million in indebtedness under our unsecured line of credit which included $24 million of debt incurred to pay the liabilities assumed in connection with the acquisition of Bacon & Woodrow. We used $8.3 million to pay income taxes resulting from our transition to a corporate structure. The balance was used for working capital and general corporate purposes.

We believe the net proceeds of the offering, together with funds from operations, current assets and existing credit facilities, will satisfy our expected working capital, contractual obligations, capital expenditures and investment requirements at Hewitt Associates through at least fiscal 2003. We believe Hewitt Associates’ change to a corporate structure will provide financing flexibility to meet ongoing and future capital resource needs and access to equity for additional investments and acquisitions. We also believe that the existing funds and access to financing which is secured by real property or other assets will satisfy our expected cash distributions to owners and other requirements of Hewitt Holdings through at least fiscal 2003.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, the Company has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company’s results. The acquisition of Bacon & Woodrow occurred after the provisions of SFAS 141 and 142 went into effect. Goodwill generated from the acquisition will not be amortized but will be reviewed for impairment along with certain other identifiable intangible assets recorded pursuant to SFAS No. 141 and 142.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and the adoption did not have a material impact on its consolidated financial position or results of operations.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. This statement eliminates the requirement under SFAS No. 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. This statement also amends SFAS No. 13 to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishments that do not meet the criteria for an extraordinary item in APB No. 30. The statement is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company adopted SFAS No. 145 on October 1, 2002, and the adoption did not have a material affect on the Company’s financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption did not have a material impact on the Company’s current financial position or results of operations.

In November 2002, the FASB’s Emerging Issues Task Force reached consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses the accounting treatment for arrangements to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. EITF No. 00-21 requires the separation of the multiple deliverables that meet certain requirements into individual units of accounting that are accounted for separately under the appropriate authoritative accounting literature. The segmentation criteria are more easily achieved than those listed in existing contract accounting literature, and accordingly, are likely to result in more segmentation of a multiple-element outsourcing arrangement into separate accounting units. EITF No. 00-21 is applicable to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the requirements and impact of this issue on its consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company does not expect the adoption of FIN No. 46 to have a material impact on its consolidated financial statements.

Note Regarding Forward-Looking Statements

This report contains forward-looking statements relating to our operations that are based on our current expectations, estimates and projections. Words such as “anticipates,” “believes,” “continues,” “estimates,” “expects,” “goal,” “intends,” “may,” “opportunity,” “plans,” “potential,” “projects,” “should,” “will” and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in these forward-looking statements. As a result, these statements speak only as of the date they were made.

Our actual results may differ from the forward-looking statements for many reasons, including:

•	The actions of our competitors could adversely impact our results.
•	A significant or prolonged economic downturn could have a material adverse effect on our results.
•	If we are not able to anticipate and keep pace with rapid changes in government regulations or if government regulations decrease the need for our services, our business may be negatively affected.
•	Our transition to corporate structure may adversely affect our ability to recruit, retain and motivate employees and to compete effectively.
•	If we are not able to keep pace with rapid changes in technology or if growth in the use of technology in business is not as rapid as in the past, our business may be negatively affected.
•	If our clients are not satisfied with our services, we may face damage to our professional reputation or legal liability.
•	Tightening insurance markets may reduce available coverage and result in increased premium costs.
•	The loss of key employees may damage or result in the loss of client relationships.
•	Our global operations and expansion strategy entail complex management, foreign currency, legal, tax and economic risks.
•	The profitability of our engagements with clients may not meet our expectations.

For a more detailed discussion of our risk factors, see the information under the heading “Risk Factors” in Hewitt Associates, Inc.’s Registration Statement on Form S-1 (File No. 333-84198) filed with the Securities Exchange Commission in connection with its initial public offering. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk primarily from changes in interest rates and foreign currency exchange rates. Historically, we have not entered into hedging transactions, such as foreign currency forward contracts or interest rate swaps, to manage this risk due to our low percentage of foreign debt and restrictions on our fixed rate debt. However, in August 2001, we purchased a £150 million foreign currency option to offset the foreign currency risk associated with the planned purchase of the benefits consulting business of Bacon & Woodrow. This instrument expired in May 2002. See additional information in Note 9 to our consolidated financial statements. We do not hold or issue derivative financial instruments for trading purposes. We are not currently a party to any hedging transaction or derivative financial instument.

Interest rate risk

We are exposed to interest rate risk primarily through our portfolio of cash and cash equivalents, which is designed for safety of principal and liquidity. We maintain a portfolio of cash equivalents in the highest rated money market investments and continuously monitor the investment ratings. The investments are subject to inherent interest rate risk as investments mature and are reinvested at current market interest rates.

At December 31, 2002, 100% of our long-term debt was at a fixed rate. Our short-term debt with a variable rate consisted of our unsecured line of credit, which has an interest rate of LIBOR plus 52.5 to 72.5 basis points or the prime rate, at our option, and our unsecured multi-currency line of credit, which has an interest rate of an interbank multi-currency interest rate plus 75 basis points. As of December 31, 2002, there was no outstanding balance on our unsecured line of credit. As of December 31, 2002, the outstanding balance on the multi-currency line of credit was $6 million at rates ranging from 0.75% to 4.93%. In addition, the benefits consulting business of Bacon and Woodrow has an unsecured British Pound Sterling line of credit permitting borrowings of up to £20 million. As of December 31, 2002, the outstanding balance was £17 million, equivalent to approximately $27 million at a rate of 4.85%. We had other foreign sourced debt of $9 million at December 31, 2002.

Our foreign subsidiaries maintained debt with an effective interest rate of 4.88% during 2002. A one percentage point increase would have increased our interest expense by $0.2 million. We also maintain an invested cash portfolio which earned interest at an effective rate of 2.50% during 2002. A one percentage point increase would have increased our interest income by $1 million. The net effect of a one percentage point change would have been $0.8 million in additional income from an increase in the rate (additional expense from a decrease in the rate).

Foreign exchange risk

For the three months ended December 31, 2002, revenues from U.S. operations as a percentage of total revenues were 83%. For the year ended September 30, 2002, revenues from U.S. operations as a percentage of total revenues were 90%. As a result, our foreign currency exchange exposure is low.

Operating in international markets means that we are exposed to movements in these foreign exchange rates, primarily the British pound sterling and the Canadian dollar. Approximately 5% and 2% of our fiscal 2002 net revenues were from the United Kingdom and Canada, respectively. Changes in these foreign exchange rates would have the largest impact on translating our international operations results into U.S. dollars. A 10% change in the average exchange rate for the British pound sterling in 2002 would have impacted our pre-tax net operating income by approximately $1.1 million. A 10% change in the average exchange rate for the Canadian dollar in 2002 would have impacted our pre-tax net operating income by approximately $0.1 million.

ITEM 3. Properties

Our principal executive offices are located in Lincolnshire, Illinois with a mailing address of 100 Half Day Road, Lincolnshire, Illinois 60069.

As of September 30, 2002, we had a total of 76 offices in 30 countries and operated 9 additional offices in 7 countries through joint ventures and minority investments.

Of these offices, Hewitt Holdings owns and leases the following real estate assets to Hewitt Associates—

Hewitt Holdings Property Entity	Location	Commence- ment Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
Hewitt Properties I	Lincolnshire, Illinois	November 25, 1998	November 24, 2018	$560	Option to renew for two consecutive 5-year terms Option to purchase building	489,000

Hewitt Properties II	Lincolnshire, Illinois	December 30, 1999	December 29, 2019	$342	Option to renew for two consecutive 5-year terms Option to purchase building	330,000

Hewitt Properties III	Lincolnshire, Illinois	May 22, 1999	May 21, 2014	$357	Option to renew for two consecutive 5-year terms Option to purchase building	326,000

Hewitt Properties IV	Orlando, Florida	March 22, 2000	March 21, 2020	$235	Option to renew for two consecutive 5-year terms Option to purchase building	310,000

Hewitt Properties IV	The Woodlands, Texas	March 22, 2000	March 21, 2020	$431	Option to renew for two consecutive 5-year terms Option to purchase building	414,000

The Bayview Trust (1)	Newport Beach, California	June 1, 2002	May 31, 2017	$0 through August 31, 2003 $215 after August 31, 2003	Option to renew for two consecutive 5-year terms Two expansion options in 2007 and 2012	93,000

Overlook Associates	Lincolnshire, Illinois	(2)	(2)	(2)	(2)	(2)

(1)	On March 7, 2003, The Bayview Trust sold the Newport Beach, California property to an independent third party and Hewitt Associates entered into a lease with the purchaser. We refer you to Note 13 to our quarterly consolidated financial statements for the quarter ended December 31, 2002 for more information.
(2)	Overlook Associates is majority-owned by Hewitt Holdings but is not consolidated with its financial statements since Hewitt Holdings does not exercise management control over it. Hewitt Holdings accounts for Overlook Associates as an equity investment for financial reporting purposes. There are three leases of various terms between Hewitt Associates, Inc. and Overlook Associates, the first of which began in 1989 and the last of which will expire in 2017. We refer you to “Contractual Obligations” above for more information.

Total lease payments from Hewitt Associates to Hewitt Holdings and Overlook Associates were $40 million in 2002, $39 million in 2001 and $35 million in 2000. The leases were entered into on terms comparable to those which would have been obtained in an arm’s length transaction according to an independent third party evaluation of the lease terms. Intercompany capital lease obligations and intercompany rent expense and income have been eliminated in consolidation and the Company’s remaining real estate assets and the related debt and interest and depreciation expense are reflected on the consolidated balance sheet and statement of operations.

ITEM 4. Security Ownership of Certain Beneficial Owners and Management

The business and affairs of the Company are managed by an Executive Committee which consists of five members. The responsibilities of the Executive Committee include managing and disposing of the Company’s real estate assets and distributing the Hewitt Associates stock held by the Company to its owners.

Each owner has a percentage interest in the Company that determines his or her share of profit or loss from operations (including the sale of real estate) from June 1, 2002. This interest is referred to as a “Percentage Interest” and is expressed as a percentage of such profit or loss of Hewitt Holdings excluding the profit or loss of Hewitt Associates. In addition, each owner has a capital account that reflects (i) the owner’s allocation of Class B common stock of Hewitt Associates held by the Company for the benefit of the owners and (ii) the owner’s share of profit or loss from operations which has not been distributed to owners. The Percentage Interests and the owners’ capital accounts are collectively referred to as the “limited liability company interests.”

The interest of certain owners who are retired from the business in the profit or loss from operations is contingent on the current owners receiving a threshold level of distributions from the Company. Only after the threshold is met will these owners receive any allocations of profit or loss. This contingent interest of certain retired owners is in addition to their allocation of Class B common stock.

The ownership interests in the Company of the members of the Executive Committee as of March 15, 2003 are set forth below. No person has more than a five percent interest in the Company.

Executive Committee Member	Percentage Interest	Allocated Shares of Class B Common Stock of Hewitt Associates (1)	Shares of Class A Common Stock of Hewitt Associates (2)
David L. Hunt, Chairman	1.34%	538,996	12,001(3)
Monica M. Burmeister	0.67%	367,112	1
Maryann Laketek	0.40%	214,489	1
Mark T. Mitter	0.47%	286,924	1
Gerry I. Wilson, Vice Chairman	1.94%	960,992	23,001(4)

(1)	The shares of Class B common stock listed in this column are held by Hewitt Holdings for the benefit of the owner.
(2)	The shares of Class A common stock listed in this column are held directly by the Executive Committee member.
(3)	Includes 12,000 shares of Class A common stock of Hewitt Associates issuable pursuant to options exercisable currently or within 60 days of March 15, 2003.
(4)	Includes 23,000 shares of Class A common stock of Hewitt Associates issuable pursuant to options exercisable currently or within 60 days of March 15, 2003.

To the knowledge of the Company, there are no arrangements which would result in a change in control of the Company at any subsequent date.

ITEM 5. Directors and Executive Officers

The Executive Committee is comprised of the following persons:

•	David L. Hunt, Chairman (age 58) has been Chairman of the Company’s Executive Committee since October 1, 2002. Prior to that time he was Vice-Chairman of the Executive Committee and served as a member at various times since 1978. Mr. Hunt was the manager of Hewitt Associates’ East Region Retirement and Financial Management practice, in Norwalk, Connecticut from 1976 until his retirement in December, 2002. Prior to that he was a consulting actuary. Mr. Hunt joined the firm in 1966 as an actuary. He is a member of the Society of Actuaries and the American Academy of Actuaries.

•	Monica M. Burmeister (age 49) has been the Retirement and Financial Management – Line of Business Leader of Hewitt Associates since 2001. Prior to her current role, Ms. Burmeister managed Hewitt Associates’ actuarial practice in the Midwest U.S. Market Group since 1997. She joined Hewitt Associates in 1976. She is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

•	Maryann Laketek (age 54) serves as a Managing Consultant in Hewitt Associates’ Chicago office and has served as the client development lead for the Midwest Market Group since 2001. Ms. Laketek joined Hewitt Associates as a Managing Consultant in 1984 with 14 prior years of actuarial and consulting experience. She is a Member of the American Academy of Actuaries and an Enrolled Actuary (retired status).

•	Mark T. Mitter (age 47) has been the Global Finance Leader for the Outsourcing Line of Business since 1995. Previously, he served as the firm’s Practice Leader for Defined Benefits Administration and as the Defined Benefits Practice Leader for the East Market Group. Mr. Mitter joined Hewitt Associates in 1980.

•	Gerald I. Wilson (age 64) is Vice-Chairman of the Company’s Executive Committee, having served on the Committee since 1973 and as Chairman from January, 1982 through September, 2002. Mr. Wilson held a number of senior positions within Hewitt Associates until his retirement in December, 2002. Mr. Wilson joined Hewitt Associates in 1962 as an actuary. He is a Fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

ITEM 6. Executive Compensation

The members of the Executive Committee do not receive any compensation for services as committee members. The Company does not maintain any retirement, pension, profit sharing, stock option or similar plans for the benefit of the members of the Executive Committee or any other persons.

The Company has no employees. Ms. Burmeister, Ms. Laketek and Mr. Mitter are employed by Hewitt Associates and are separately compensated by Hewitt Associates for services rendered to Hewitt Associates. Mr. Hunt and Mr. Wilson are retired from Hewitt Associates and will receive a per diem payment of $1,000 for consulting services which may be rendered to the Company. No amounts have been paid to Mr. Hunt or Mr. Wilson for such services to date.

Summary Compensation Table

The following table sets forth compensation paid in fiscal 2002 by Hewitt Associates to the three members of the Executive Committee who are employed by Hewitt Associates:

Name	Salary(1)(2)	Bonus(1)(3)	Securities Underlying Options	All Other Compensation(4)
Monica M. Burmeister	$386,667	$496,433	16,900	$23,024
Maryann Laketek	$290,000	$336,569	8,400	$15,582
Mark T. Mitter	$305,000	$425,476	8,400	$17,321

(1)

Prior to June 1, 2002, Hewitt Associates operated as a limited liability company and the Executive Committee members were compensated through distributions of income from Hewitt Holdings. Amounts in the Salary column for periods prior to June 1, 2002 consist of distributions of a base level of expected income for the 2002 fiscal year. Amounts in the Bonus column for periods prior to June 1, 2002 consist of additional distributions of income for the 2002 fiscal year determined after completion of the fiscal year. Neither column includes proceeds from the disposition of real estate or return on invested capital. The return on invested capital for each Executive Committee member was determined at a rate of 15% for a portion of their invested capital and at a rate of 10% on the remainder of their invested capital. These amounts are not comparable to executive compensation in the customary sense. As a result of Hewitt Associates’ transition to a corporate structure which was completed on May 31, 2002, the Executive Committee members no longer earned a return on invested capital in this manner since the invested capital was distributed, in part, to the Executive Committee members and exchanged, in part, for shares of Hewitt Associates Class B common stock.

(2)	The fiscal 2002 figures include base salary from June 1, 2002 through September 30, 2002 in the following amounts: Ms. Burmeister—$126,667; Ms. Laketek—$96,667; and Mr. Mitter—$101,667.
(3)	The fiscal 2002 figures include bonuses from June 1, 2002 through September 2002 in the following amounts: Ms. Burmeister—$61,433; Ms. Laketek—$36,569; and Mr. Mitter—$45,476.
(4)	Represents Global Profit Sharing and Deferred Compensation Plan contributions earned through September 30, 2002.

Stock Option Grants

The following table provides details regarding the stock options granted in fiscal 2002 to the members of the Executive Committee. No shares of restricted stock or stock appreciation rights (SARs) were granted to the members of the Executive Committee in fiscal 2002.

Option Grants in Last Fiscal Year

	Individual Grants				Potential Value at Assumed Annual Rates of Stock Appreciation(1)
Name	Number of Securities Underlying Options Granted	Percent of Total Options Granted to Employees in Fiscal year	Exercise Price ($/share)	Expiration Date(2)	5%	10%
David L. Hunt	12,000	0.29%	$19.00	6/27/2012	$143,388	$363,372
Monica M. Burmeister	16,900	0.42%	$19.00	6/27/2012	$201,938	$511,749
Maryann Laketek	8,400	0.20%	$19.00	6/27/2012	$100,372	$254,360
Mark T. Mitter	8,400	0.20%	$19.00	6/27/2012	$100,372	$254,360
Gerry I. Wilson	23,000	0.57%	$19.00	6/27/2012	$274,827	$696,463

(1)	The potential realizable value is based on the appreciated value of Hewitt Associates’ Class A common stock minus the per share exercise price, multiplied by the number of shares subject to the option. The appreciated value of the common stock is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated rate, compounded annually, for the entire term of the option. The appreciated value of the common stock is calculated assuming that the fair market value of the common stock on the date of grant appreciates at the indicated rate, compounded annually, for the entire term of the option. The 5% and 10% rates of appreciation are set by the Securities and Exchange Commission and do not represent the Company’s estimate or projection of future increases in the price of shares of common stock.
(2)	Vest twenty-five percent (25%) per year on June 27 of each year over a four-year period commencing June 27, 2003. The options held by Mr. Hunt and Mr. Wilson are fully vested. Pursuant to the Global Stock Plan, the options would become fully vested upon a change in control of Hewitt Associates.

Option Exercise Table

The following table provides information regarding the exercise of stock options in fiscal 2002 by the members of the Executive Committee and the fiscal year-end value of unexercised options.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

			Number of Securities Underlying Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Option at Fiscal Year-End(1)
	Shares Acquired on Exercise	Value Realized	Exercisable	Unexercisable	Exercisable	Unexercisable
David L. Hunt	0	$0	12,000	0	$126,480	$0
Monica M. Burmeister	0	$0	0	16,900	$0	$178,126
Maryann Laketek	0	$0	0	8,400	$0	$88,536
Mark T. Mitter	0	$0	0	8,400	$0	$88,536
Gerry I. Wilson	0	$0	23,000	0	$242,420	$0

(1)	Based on a closing price of $29.54 per share of Hewitt Associates Class A common stock on September 30, 2002.

ITEM 7. Certain Relationships and Related Transactions

Hewitt Associates’ Transition to a Corporate Structure and Initial Public Offering

Hewitt Associates’ transition to a corporate structure, which was completed on May 31, 2002, was accomplished through the following transactions:

•	Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of the Company.

•	Hewitt Associates LLC distributed $153 million of accounts receivable and $55 million of cash to Hewitt Holdings to fund a distribution to owners of previously undistributed accumulated earnings prior to its transition to a corporate structure.

•	The Company transferred all of the ownership interests in Hewitt Associates LLC to Hewitt Associates, Inc., thereby making Hewitt Associates LLC a wholly-owned subsidiary of Hewitt Associates, Inc., and the owners of the Company (with the exception of retired owners) became employees of Hewitt Associates or one of its subsidiaries.

•	The Company received an aggregate of 70,819,520 shares of Class B common stock of Hewitt Associates, Inc., all of which will be held by the Company until such shares are distributed to owners. See “Certain Relationships and Related Party Transactions—Distribution of Shares of Class B Common Stocks of Hewitt Associates by the Company” below.

•	Each owner retained an interest in the Company (and an indirect interest in the shares of Class B common stock of Hewitt Associates, Inc. held by the Company).

Hewitt Associates, Inc. completed its initial public offering on June 27, 2002 at which time it sold 11,150,000 shares of Class A common stock to the public at a price of $19.00 per share. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of Class A common stock at a price of $19.00 per share.

Distribution Agreement

In connection with Hewitt Associates’ transition to a corporate structure, Hewitt Associates distributed approximately $153 million of accounts receivable and $55 million of cash to the Company pursuant to a distribution agreement. This assignment was without recourse to Hewitt Associates and was used to fund a distribution to owners of accumulated earnings. Hewitt Associates agreed to act as a collection agent for the Company.

Services Agreement

Through September 30, 2007, Hewitt Associates will provide certain support services to the Company, primarily in the financial, real estate and legal departments, as may be requested by the Company from time to time. The Company will pay Hewitt Associates an annual fee of $50,000 for basic services. Hewitt Associates may charge the Company separately for additional services on a time and materials basis. Through March 31, 2003, the Company has accrued $325,663 for services Hewitt Associates has provided under this agreement. To date, no amounts have been paid to Hewitt Associates under this agreement.

Real Estate

The Company’s principal executive offices are located in Lincolnshire, Illinois with a mailing address of 100 Half Day Road, Lincolnshire, Illinois 60069.

As of September 30, 2002, we had a total of 76 offices in 30 countries and operated 9 additional offices in 7 countries through joint ventures and minority investments.

Of these offices, Hewitt Holdings owns and leases the following real estate assets to Hewitt Associates—

Hewitt Holdings Property Entity	Location	Commencement Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
Hewitt Properties I	Lincolnshire, Illinois	November 25, 1998	November 24, 2018	$560	Option to renew for two consecutive 5-year terms	489,000

					Option to purchase building

Hewitt Properties II	Lincolnshire, Illinois	December 30, 1999	December 29, 2019	$342	Option to renew for two consecutive 5-year terms	330,000

					Option to purchase building

Hewitt Properties III	Lincolnshire, Illinois	May 22, 1999	May 21, 2014	$357	Option to renew for two consecutive 5-year terms	326,000

					Option to purchase building

Hewitt Properties IV	Orlando, Florida	March 22, 2000	March 21, 2020	$235	Option to renew for two consecutive 5-year terms	310,000

					Option to purchase building

Hewitt Holdings Property Entity	Location	Commencement Date	Expiration Date	Monthly Base Rent ($000)	Options	Square Footage
Hewitt Properties IV	The Woodlands, Texas	March 22, 2000	March 21, 2020	$431	Option to renew for two consecutive 5-year terms	414,000

					Option to purchase building

The Bayview Trust(1)	Newport Beach, California	June 1, 2002	May 31, 2017	$0 through August 31, 2003	Option to renew for two consecutive 5-year terms	93,000

				$215 after August 31, 2003	Two expansion options in 2007 and 2012

Overlook Associates	Lincolnshire, Illinois	(2)	(2)	(2)	(2)	(2)

(1) On	March 7, 2003, The Bayview Trust sold the Newport Beach, California property to an independent third party and Hewitt Associates entered into a lease with the purchaser. We refer you to Note 13 to our quarterly consolidated financial statements for more information.
(2)	Overlook Associates is majority-owned by Hewitt Holdings but is not consolidated with its financial statements since Hewitt Holdings does not exercise management control over it. Hewitt Holdings accounts for Overlook Associates as an equity investment for financial reporting purposes. There are three leases of various terms between Hewitt Associates, Inc. and Overlook Associates, the first of which began in 1989 and the last of which will expire in 2017. We refer you to “Contractual Obligations” above for more information.

Total lease payments from Hewitt Associates to Hewitt Holdings and Overlook Associates were $40 million in 2002, $39 million in 2001 and $35 million in 2000. The leases were entered into on terms comparable to those which would have been obtained in an arm’s length transaction according to an independent third party evaluation of the lease terms. Intercompany lease obligations and intercompany rent expense and income have been eliminated in consolidation so that the Company’s owned real estate assets and the related debt and interest and depreciation expense are reflected on the consolidated balance sheet and statement of operations.

Distribution of Shares of Class B Common Stock of Hewitt Associates by the Company

Our owners hold their shares of Class B common stock of Hewitt Associates through the Company and will not own any shares of Class B common stock directly until the shares are distributed to them by the Company. The Company will have the discretion to distribute the shares of Class B common stock to owners after June 27, 2003, but such shares will remain generally subject to restrictions on transfers for some period beyond that. The Company intends to distribute shares of Class B common stock to owners in or about July, 2003. The shares have already been allocated to owners pursuant to the Company’s Operating Agreement. The Company has continued to hold the shares since Hewitt Associates’ transition to a corporate structure to ensure an orderly transfer of ownership of the shares to owners following the initial public offering of Hewitt Associates.

The Operating Agreement of the Company and the Transfer Restriction Agreement between Hewitt Associates and the Company govern the rights and obligations of our owners with respect to the shares of Class B common stock held by the Company. As to an aggregate of 15,226,506 shares held by the Company on behalf of owners, each owner will be entitled to receive the full amount of the owner’s allotment. As to the remaining 55,593,014 shares held by the Company on behalf of owners, if an owner’s employment with Hewitt Associates terminates prior to June 27, 2006 (other than as a result of an owner’s retirement (subject to certain criteria), death or disability), the number of shares the owner is entitled to receive when a distribution of these shares is made will be reduced. We refer to these shares as “goodwill shares”. This reduction in the number of goodwill shares is a function of the then-current book value and market value of the shares and is calculated according to the formula described below. Book value will be determined as of the end of the immediately preceding fiscal quarter and market value will be determined based on the average price of the Class A common stock of Hewitt Associates as quoted on the New York Stock Exchange for the five trading days preceding the date of termination.

Other than as a result of an owner’s retirement (subject to certain criteria), death or disability, an owner will be entitled to less than 100% of the goodwill shares at market value if such owner’s employment with Hewitt Associates terminates prior to June 27, 2006. Specifically, on June 27 of each year, if an owner is an employee of Hewitt Associates on that date, such owner’s entitlement to a portion of the goodwill shares upon a termination of employment with Hewitt Associates will increase, as follows, from book value to market value.

	Entitlement to goodwill shares at book value	Entitlement to goodwill shares at market value
On or prior to June 27, 2003	100%	0%
After June 27, 2003	75%	25%
After June 27, 2004	50%	50%
After June 27, 2005	25%	75%
After June 27, 2006	0%	100%

As to any goodwill shares that an owner is entitled to receive at market value, the owner will receive the full number of those shares when a distribution from the Company is made. As to any goodwill shares that an owner is entitled to receive at book value, the number of shares that the owner receives will be reduced by a number of shares having an aggregate market value equal to the difference between the market value and the book value of such shares. A reduction in an owner’s entitlement to receive shares will increase the shares held by the Company for future distribution to the remaining owners.

If an owner who is at least 52 years of age and who has been an owner for at least ten years elects to retire, such owner will be eligible for a special retiree formula as to entitlement to goodwill shares. Such formula considers the age of the individual and the number of years that person has been an owner. Depending on the combination of these factors, such person would be entitled to between 82% and 100% of his or her goodwill shares at market value at that time.

In the event of an owner’s death or disability, the owner will be entitled to 100% of the goodwill shares at market value. In addition, if there occurs a transaction in which a person or group acquires the ownership of more than 30% of the stock of Hewitt Associates and the employment of the owner with Hewitt Associates is terminated in connection with the transaction or within two years thereafter, the owner will be entitled to 100% of the goodwill shares at market value.

The Company’s Operating Agreement and the Transfer Restriction Agreement provide that the provisions governing owners’ entitlement to goodwill shares at market value of such shares held by or on behalf of owners may not be changed without the approval of the independent directors of Hewitt Associates. Pursuant to the Transfer Restriction Agreement, the Company has agreed with Hewitt Associates that it will not, prior to June 27, 2003, distribute any shares of common stock of Hewitt Associates to owners except in the case of owners resident outside of North America. Any shares distributed by the Company to owners before June 27, 2004 will remain subject to restrictions on transfer through such date. The foregoing restriction is applicable notwithstanding any owner’s entitlement to receive goodwill shares. Any waiver of the transfer restrictions will require a determination by the independent directors of Hewitt Associates that such action is in the best interests of Hewitt Associates or is otherwise appropriate in light of a particular individual’s economic hardship.

Transfer Restrictions

Pursuant to the Transfer Restriction Agreement, the Company has agreed with Hewitt Associates that it will not, prior to June 27, 2004, sell, transfer or otherwise dispose of any shares of common stock of Hewitt Associates except for distributions to owners on or after June 27, 2003 and distributions to owners resident outside of North America. Any shares distributed by the Company before June 27, 2004 will remain subject to restrictions on transfer through such date. Any waiver of the transfer restrictions will require a determination by the independent directors of Hewitt Associates that such action is in the best interests of Hewitt Associates or is otherwise appropriate in light of a particular individual’s economic hardship.

Registered Secondary Sales

Prior to June 27, 2004, the Company has the right to request that Hewitt Associates register for underwritten public sale, on each of two occasions, up to 12% of the shares held by or on behalf of owners, the former partners of Bacon & Woodrow, key employees of Hewitt Associates and the key employees of Bacon & Woodrow. The first such sale may not occur prior to June 27, 2003, and the second such sale may not occur less than six months after the first sale. The Company has the right to request a third registration after June 27, 2004. The registrations will not include any shares of Class B common stock, but rather will include only shares of Class A common stock issued or issuable upon exchange of the Class B common stock. Hewitt Associates is obligated to comply with any such request unless its independent directors determine that such sale would be contrary to the best interests of Hewitt Associates. The independent directors of Hewitt Associates may consider several factors in making any such determination, including share price performance after the date of the offering, equity market conditions and our operating results.

Minimum Stock Ownership Requirements

Owners are required to hold a minimum number of shares while they are employees of Hewitt Associates. As a condition to the grant of options under the Hewitt Associates incentive compensation plan, each owner is required to maintain beneficial ownership of at least 25% of such owner’s goodwill shares while employed by Hewitt Associates.

ITEM 8. Legal Proceedings

The Company is not a party to any material legal proceedings. Hewitt Associates is occasionally subject to lawsuits and claims arising out of the normal conduct of its business. The Company does not expect the outcome of these pending claims to have a material adverse effect on the business, financial condition or results of operations of Hewitt Associates or the Company.

ITEM 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters

LLC Interests

There is no established public trading market for the LLC Interests. The Company does not have any other class of equity securities.

Transfers of LLC Interests are expressly prohibited without the written consent of the Executive Committee. The restriction on transfers prohibits the assignment, sale, pledge, or other encumbrance or disposition of the LLC Interests or any interest therein. There are no outstanding options or warrants to purchase, or securities convertible into, any class of equity of the Company.

The LLC Interests have not been and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be resold unless an exemption from registration is available. Holders of LLC Interests have no right to require registration of the LLC Interests and the Company does not intend to register the LLC Interests under the Securities Act or otherwise take any action to cause an exemption from registration (whether pursuant to Rule 144 of the Securities Act or otherwise) to be available. The Company does not intend to list the LLC Interests on any exchange, have the LLC Interests quoted by a securities broker or dealer, nor have the LLC Interests admitted for trading in any market, including the over-the-counter market.

As of March 15, 2003, there were 590 record holders of LLC Interests.

The Company intends to make distributions in-kind of the Class B common stock of Hewitt Associates held by the Company for the account of owners in or about July, 2003.

The Company intends to make cash distributions of the net proceeds resulting from the sale of its real estate assets as the real estate are sold from time to time. Any such distributions will be made to owners in proportion to their LLC Interests.

Class B Common Stock of Hewitt Associates

There is no established public trading market for the Class B common stock of Hewitt Associates.

The Class B common stock of Hewitt Associates has not been registered under the Securities Act and may not be resold unless so registered or unless an exemption from registration is available. Prior to June 27, 2004, the Company has the right to request that Hewitt Associates register for underwritten public sale, on each of two occasions, up to 12% of the shares held by or on behalf of owners, the former partners of Bacon & Woodrow, key employees of Hewitt Associates and key employees of Bacon & Woodrow. The first such sale may not occur prior to June 27, 2003, and the second such sale may not occur less than six months after the first such sale. The Company has the right to request a third registration after June 27, 2004. The registrations will not include shares of Class B common stock, but rather will include only shares of Class A common stock issued or issuable upon exchange of the Class B common stock. Hewitt Associates is obligated to comply with any such request unless its independent directors determine that such sale would be contrary to the best interests of Hewitt Associates. The independent directors of Hewitt Associates may consider several factors in making any such determination, including share price performance after the date of the offering, equity market conditions and Hewitt Associates’ operating results.

As of March 15, 2003, there were 54 record holders of Class B common stock of Hewitt Associates.

Hewitt Associates does not anticipate paying cash dividends on its common stock in the foreseeable future, but intends to retain future earnings, if any, for reinvestment in the future operation and expansion of its business and related development activities. Any future determination by Hewitt Associates to pay cash dividends will be at the discretion of its board of directors and will be dependent upon its financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant, and subject to the terms of any financing arrangements.

ITEM 10. Recent Sales of Unregistered Securities

Not applicable.

ITEM 11. Description of Registrant’s Securities to be Registered

LLC Interests

Each owner has a percentage interest in the Company that determines his or her share of profit or loss from operations (including the sale of real estate) from June 1, 2002. This interest is referred to as a “Percentage Interest” and is expressed as a percentage of such profit or loss of Hewitt Holdings excluding the profit or loss of Hewitt Associates. In addition, each owner has a capital account that reflects (i) the owner’s allocation of Class B common stock of Hewitt Associates held by the Company for the benefit of the owners and (ii) the owner’s share of profit or loss from operations which is not distributed to owners. The Percentage Interests and the owners’ capital accounts are collectively referred to as the “limited liability company interests.”

The interest of certain owners who are retired from the business in the profit or loss from operations is contingent on the current owners receiving a threshold level of distributions from the Company. Only after the threshold is met will these owners receive any allocations of profit or loss. This contingent interest of certain retired owners is in addition to their allocation of Class B common stock.

Class A Common Stock of Hewitt Associates

Dividends. Holders of Class A common stock of Hewitt Associates are entitled to receive dividends when, if and as may be declared by its Board of Directors out of funds legally available for such purposes. No dividends may be declared or paid on any share of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class A common stock. In the case of a stock dividend or distribution, holders of Class A common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of Class A common stock to the holders of Class A common stock.

Voting Rights. Holders of Class A common stock are entitled to one vote per share. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

Convertibility. The shares of Class A common stock are not convertible into any other class of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt Associates, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of Class A common stock are entitled to preemptive or subscription rights. In any merger, consolidation of business combination, the consideration to be received per share by holders of Class A common stock must be identical to that received by holders of any other class of common stock. No shares of any other class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class A common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

Class B Common Stock of Hewitt Associates

Dividends. Holders of Class B common stock of Hewitt Associates are entitled to receive dividends when, if and as may be declared by its Board of Directors out of funds legally available for such purposes. No dividends may be declared or paid on any shares of any other class of common stock, unless a dividend, at the same rate per share, is simultaneously declared or paid on each share of Class B common stock. In the case of a stock dividend or distribution, holders of Class B common stock are entitled to receive the same percentage dividend or distribution as holders of each other class of common stock, except that stock dividends and distributions shall be made in shares of Class B common stock to the holders of Class B common stock.

Voting Rights. Holders of Class B common stock are entitled to one vote per share. However, the vote of holders of Class B common stock and of the holders of Class C common stock will be taken separately from the Class A common stock and, other than in elections of directors, each share of Class B common stock and each share of Class C common stock will be voted by a stockholders’ committee (described below) in accordance with the vote of the majority of the votes cast on the matter by the holders of Class B common stock and Class C common stock, voting together as a group. In elections of directors, each share of Class B common stock and Class C common stock will be voted by the stockholders’ committee in favor of the election of the directors receiving the highest number of votes cast by the holders of Class B common stock and Class C common stock, voting together as a group. Holders of shares of all classes of common stock will vote as a single class on all matters submitted to a vote of stockholders except as otherwise required by law. Under Delaware law, the affirmative vote of the holders of a majority of the outstanding shares of any class of common stock is required to approve, among other things, a change in the designations, preferences or limitations of the shares of such class of common stock.

The votes of Class B common stock and Class C common stock are administered by a stockholders’ committee. The stockholders’ committee is elected by the holders of Class B common stock and Class C common stock, voting together as a group. The stockholders’ committee consists of eight members, each of whom serves a four-year term. The terms of the members of the stockholders’ committee are be staggered so that two members will be elected each year. The terms of the initial members of the stockholders’ committee will not expire until 2005. Members of the stockholders’ committee may not be directors of Hewitt Associates. No member of the stockholders’ committee may serve more than two terms.

Convertibility. Each share of Class B common stock will automatically be converted into one share of Class A common stock in the event the holder transfers such share to any person other than (i) one of our owners, (ii) a former Bacon & Woodrow partner, or (iii) any member of the immediate family of, or any trust for the benefit (or the benefit of the immediate family) of, or certain other entities associated with, such person. All shares of Class B common stock will automatically be converted into shares of Class A common stock in the event the total number of shares of Class B common stock and Class C common stock outstanding at any time is equal to or less than 10% of the total number of outstanding shares of all classes of common stock.

Liquidation Rights. Upon liquidation, dissolution or winding-up of Hewitt Associates, the holders of each class of common stock are entitled to share ratably in all assets available for distributions after payment in full to creditors and payment of any liquidation preference in respect of outstanding preferred stock.

Other Provisions. None of the holders of Class B common stock are entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Class B common stock must be identical to that received by holders of any other class of common stock. No shares of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the shares of Class B common stock concurrently are subdivided, consolidated, reclassified or otherwise changed in the same proportion and in the same manner.

ITEM 12. Indemnification of Directors and Officers

The Company’s Operating Agreement provides that the Company will indemnify, defend and hold harmless each member of the Executive Committee, the Secretary of the Executive Committee and any designee of the Executive Committee against any loss arising out of the performance of his or her duties on behalf of the Company. However, the Company is not required to indemnify persons in the case of gross negligence, fraud or breach of fiduciary duty to the Company.

The Company maintains directors and officers insurance which provides insurance coverage for the members of the Executive Committee and its officers for claims alleging errors, misstatements, misleading statements, acts, omissions, neglect, or breach of duty related to their service as members of the Executive Committee or an officer thereof, excluding claims related to errors or omissions in rendering professional services.

The Company is an Illinois limited liability company. The Illinois Limited Liability Company Act provides that the Company shall indemnify each member of the Executive Committee for liabilities incurred by such Executive Committee member in the ordinary course of the business of the Company or for the preservation of the Company’s business or property.

ITEM 13. Financial Statements and Supplemental Data

The financial information required by Item 13 is contained in Item 15.

ITEM 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There have been no changes in or disagreements with independent auditors on accounting and financial disclosures for the fiscal 2002 year.

Prior to April 8, 2002, Arthur Andersen LLP (“Andersen”) served as our independent auditors. On March 14, 2002, Andersen was indicted on federal obstruction of justice charges arising from the government’s investigation of the Enron Corporation. On June 15, 2002, Andersen was convicted of those charges and the firm ceased practicing before the SEC on August 31, 2002. On April 8, 2002, we retained Ernst & Young LLP as our independent auditors for our fiscal years ended September 30, 2001 and 2002.

ITEM 15. Financial Statements and Exhibits

(a) Financial Statements

The financial statements listed on the Index to the Financial Statements (page 52) are filed as part of this Form 10.

(b) Exhibits

The exhibits listed on the Index to Exhibits (page 110) are filed as part of this Form 10.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEWITT HOLDINGS LLC

By:	/s/ David L. Hunt
David L. Hunt, Chairman

Date: April 1, 2003

ITEM 15(a). INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Members of Hewitt Holdings LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Hewitt Holdings LLC (an Illinois limited liability company) and subsidiaries (the “Company”) as of September 30, 2001 and 2002, and the related consolidated statements of operations and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The financial statements as of September 30, 2000 and for the year then ended were audited by other auditors who have ceased operations. The other auditors’ report dated November 15, 2000 expressed an unqualified opinion on such statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2001 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Ernst & Young LLP

Chicago, Illinois

October 31, 2002, except for the fifth paragraph of

New Accounting Pronouncements in Note 2 and

Note 24, as to which the date is January 24, 2003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS (1)

To the Members of Hewitt Holdings LLC and Subsidiaries:

We have audited the accompanying consolidated balance sheets of HEWITT HOLDINGS LLC (an Illinois limited liability company) AND SUBSIDIARIES as of September 30, 2000 and 1999, and the related consolidated statements of income and comprehensive income, expenses and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Hewitt Holdings LLC and Subsidiaries as of September 30, 2000 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Arthur Andersen LLP

Chicago, Illinois

November 15, 2000

(1)	This is a copy of the audit report for the years ended September 30, 1999 and 2000, previously issued by Arthur Andersen LLP. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form 10. The consolidated balance sheet as of September 30, 2000 referred to in this report have not been included in the accompanying financial statements. Additionally, the consolidated statements of income and comprehensive income, expenses and cash flows for the year ended September 30, 1999 referred to in this report have not been included in the accompanying financial statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 30, 2001	September 30, 2002
ASSETS
Current Assets
Cash and cash equivalents	$69,393	$173,736
Client receivables and unbilled work in process, less allowances of $14,540 in 2001 and $18,960 in 2002	367,798	401,700
Prepaid expenses and other current assets	29,466	34,483
Deferred income taxes	—	16,976

Total current assets	466,657	626,895

Non-Current Assets
Property and equipment, net	497,775	499,265
Goodwill, net	8,506	201,286
Intangible assets, net	60,573	170,854
Other assets	25,696	40,087

Total non-current assets	592,550	911,492

Total Assets	$1,059,207	$1,538,387

LIABILITIES
Current Liabilities
Accounts payable	$29,135	$23,345
Accrued expenses	90,462	180,951
Advanced billings to clients	59,891	73,965
Current portion of long-term debt	39,309	45,076
Current portion of capital lease obligations	13,885	11,375
Amounts due to former owners	23,529	—
Deferred compensation and accrued profit sharing	133,181	56,481

Total current liabilities	389,392	391,193

Long-Term Liabilities
Debt, less current portion	379,988	361,046
Capital lease obligations, less current portion	14,663	65,166
Other long-term liabilities	17,769	54,844
Deferred income taxes	—	19,265

Total long-term liabilities	412,420	500,321

Total Liabilities	$801,812	$891,514

Minority Interest	—	$150,716

OWNERS’ CAPITAL
Owners’ Capital
Accumulated earnings and paid-in-capital	$258,162	$480,469
Accumulated other comprehensive income (loss)	(767)	15,688

Total owners’ capital	257,395	496,157

Total Liabilities, Minority Interest and Owners’ Capital	$1,059,207	$1,538,387

The accompanying notes are an integral part of these financial statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (1)(2)

(Dollars in thousands)

	Year Ended September 30,
	2000	2001	2002(1)(2)
Revenues:
Revenue before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197
Reimbursements	25,507	26,432	33,882

Total revenues	1,306,059	1,502,093	1,750,079

Operating expenses:
Compensation and related expenses, excluding restricted stock award compensation	728,195	854,924	1,016,788
Restricted stock award compensation	—	—	27,525
Reimbursable expenses	25,507	26,432	33,882
Other operating expenses	292,708	321,834	342,479
Selling, general and administrative expenses	76,648	87,518	76,216
Non-recurring software charge	—	26,469	—

Total operating expenses	1,123,058	1,317,177	1,496,890

Operating income	183,001	184,916	253,189

Other expenses, net:
Interest expense	(31,791)	(37,511)	(36,263)
Interest income	2,703	3,674	2,813
Other income (expense), net	15,394	18,898	2,082

	(13,694)	(14,939)	(31,368)

Income before taxes, minority interest and owner distributions	$169,307	$169,977	221,821

Provision for income taxes			(33,338)

Income after taxes and before minority interest and owner distributions			188,483
Minority interest			(2,450)

Income after taxes and minority interest and before owner distributions			$186,033

(1)	On May 31, 2002, one of the Company’s subsidiaries, Hewitt Associates, completed its transition to a corporate structure and the owners of Hewitt Holdings who worked in the business of Hewitt Associates became employees of the subsidiary. As a result, operating expenses after May 31, 2002 include the compensation expense related to these owners and income after taxes and minority interest and before owner distributions includes the corporate income taxes of Hewitt Associates for the period after May 31, 2002. Income after taxes and minority interest and before owner distributions does not include income taxes on the Company’s remaining operations, which are the responsibility of Hewitt Holdings’ owners. Prior to May 31, 2002, Hewitt Associates operated as a group of limited liability companies and as such, no income taxes nor owner compensation expense were recorded as owners were compensated through distributions of the Hewitt Associates’ earnings and were personally responsible for the income taxes on those earnings.
(2)	On June 5, 2002, the Company acquired the benefits consulting business of Bacon & Woodrow and their results are included in the Company’s results from the acquisition date of June 5, 2002 through September 30, 2002.

The accompanying notes are an integral part of these financial statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Year Ended September 30,
	2000	2001	2002
Cash flows from operating activities:
Income before taxes, minority interest and owner distributions	$169,307	$169,977	—
Income after taxes and minority interest and before owner distributions	—	—	$186,033
Adjustments to reconcile income before taxes and owner distributions and income after taxes and before owner distributions to net cash provided by operating activities:
Depreciation and amortization	101,228	103,431	106,829
Non-recurring software charge (Note 12)	—	26,469	—
Net unrealized loss (gain) on securities	2,191	(2,191)	3,653
Initial public offering restricted stock awards (Note 4)	—	—	25,389
Owner compensation charge (Note 3)	—	—	17,843
Establishment of owner vacation liability (Note 3)	—	—	8,300
Deferred income taxes	—	—	2,289
Minority interest	—	—	2,450
Gain on sale of property	—	(5,812)	—
Changes in operating assets and liabilities:
Client receivables and unbilled work in process	(75,061)	9,239	16,724
Prepaid expenses and other current assets	(8,207)	(2,075)	(789)
Accounts payable	(1,435)	(2,741)	(8,860)
Accrued expenses	19,443	22,479	22,833
Advanced billings to clients	4,096	82	13,996
Due to former owners	—	6,245	(23,529)
Employees’ deferred compensation and accrued profit sharing	12,807	26,507	(5,075)
Other long-term liabilities	9,205	(1,995)	2,062

Net cash provided by operating activities	233,574	349,615	370,148

Cash flows from investing activities:
Additions to property and equipment	(159,464)	(112,016)	(63,038)
Cash balances assumed in Bacon & Woodrow acquisition, net of transaction costs	—	—	(887)
Proceeds from sale of property	—	13,471	64,278
Increase in other assets	(7,129)	(5,615)	(49,450)

Net cash used in investing activities	(166,593)	(104,160)	(49,097)

Cash flows from financing activities:
Proceeds from issuance of Hewitt Associates’ Class A common stock	—	—	226,564
Capital distributions, net	(136,185)	(142,101)	(369,529)
Short-term borrowings	—	300	59,661
Repayments of short-term borrowings	—	(59,000)	(73,765)
Proceeds from long-term debt issuance	112,885	36,081	—
Repayments of long-term debt	(41,536)	(15,015)	(37,331)
Repayments of capital lease obligations	—	(16,550)	(17,007)
Payment of deferred financing fees	—	—	(1,437)
Payment of offering costs by Hewitt Associates	—	—	(5,929)

Net cash used in financing activities	(64,836)	(196,285)	(218,773)

Effect of exchange rate changes on cash and cash equivalents	(763)	(595)	2,065

Net increase in cash and cash equivalents	1,382	48,575	104,343

Cash and cash equivalents, beginning of year	19,436	20,818	69,393

Cash and cash equivalents, end of year	$20,818	$69,393	$173,736

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS—Continued

(Dollars in thousands)

	Year Ended September 30,
	2000	2001	2002
Schedule of non-cash investing and financing activities:
Acquisition, cash paid, net of cash received:
Common stock issued in connection with acquisition	$—	$—	$219,240
Fair value of assets acquired	—	—	(142,406)
Fair value of liabilities assumed	—	—	100,403
Goodwill	—	—	(178,124)

Cash paid, net of cash received	—	—	(887)
Real estate and equipment purchased under capital leases	18,896	11,081	65,000
Software licenses purchased under long-term agreements	—	—	18,148
Accrued offering costs	$—	$—	$1,347

Supplementary disclosure of cash paid during the year:
Interest paid	$29,357	$39,129	$36,309
Income taxes paid	$—	$—	$33,647

The accompanying notes are an integral part of these financial statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FISCAL YEARS ENDED SEPTEMBER 30, 2000, 2001 and 2002

(Dollars in thousands except per share amounts)

1.	Description of Business

Hewitt Holdings LLC and Subsidiaries (“Hewitt Holdings” or the “Company”) consists of Hewitt Associates, Inc. and its subsidiaries or its predecessor, Hewitt Associates LLC and Affiliates (“Hewitt Associates”) and the “Property Entities” which consist of Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, Hewitt Properties V LLC, Hewitt Properties VI LLC, Hewitt Properties VII LLC and The Bayview Trust.

Hewitt Associates is the principal operating subsidiary of the Company and provides human resources outsourcing and consulting services. During the fiscal years ended September 30, 2002, 2001 and 2000, Hewitt Associates represented all of the Company’s total revenues and Hewitt Holdings’ third-party rental income was insignificant.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings so as to effect an incorporation of Hewitt Associates LLC and Affiliates prior to its planned initial public offering.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. Hewitt Holdings’ remaining capital in the business was converted and Hewitt Holdings received shares of Hewitt Associates’ common stock in exchange.

On June 5, 2002, Hewitt Associates acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow are included in the Company’s results from the acquisition date.

On June 27, 2002, Hewitt Associates sold 11,150,000 shares of its Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Class A common stock at $19.00 per share. The combined transactions generated approximately $219 million in net cash proceeds for Hewitt Associates after offering expenses.

Hewitt Holdings owns significant real estate assets directly and through its Property Entities. Substantially all of the activities of the Property Entities involve assets that are leased to Hewitt Associates on terms comparable to those which would have been obtained in an arm’s length transaction. The investments in these properties were funded through capital contributions of Hewitt Holdings’ owners and third-party debt. The debt is an obligation of Hewitt Holdings’ Property Entities and is not an obligation of nor guaranteed by Hewitt Associates. The properties the Company owns are located in Illinois, Florida, Texas, Connecticut and California.

The term “owner” refers to the individuals who are current or retired members of Hewitt Holdings.

2.	Summary of Significant Accounting Policies

The consolidated financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation

The accompanying consolidated financial statements reflect the operations of the Company and its majority-owned subsidiaries after elimination of intercompany transactions and profits.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. The Company applies the equity method of accounting and does not consolidate its 51% equity interest in Overlook Associates, an Illinois partnership, as Hewitt Holdings does not exercise control over this company. Overlook Associates owns and operates commercial office buildings and develops and sells vacant land in Lincolnshire, Illinois.

Significant eliminating entries within consolidation include the elimination of intercompany capital leases and the reversal of intercompany rent income and expense and the recognition of depreciation and interest expense related to the real estate under operating leases. As such, on a consolidated basis, the Company’s financial statements reflect the Company’s owned real estate assets and related third-party debt and no intercompany lease obligations and related activities.

Revenue Recognition

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to the Company’s clients.

Under the Company’s outsourcing contracts, which typically have a three- to five-year term, clients pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized as services are provided. Ongoing service fees are normally billed on a monthly basis, typically based on the number of plan participants or services. Services provided outside the scope of outsourcing contracts are billed on a time-and-materials basis.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

The Company’s clients pay for consulting services either on a time-and-materials basis or on a fixed-fee basis. Revenues are recognized under time-and-material based arrangements as services are provided. On fixed-fee engagements, revenues are recognized as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work.

Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company considers the criteria established by Emerging Issues Task Force (“EITF”) Issue No. 99-19, Reporting Revenue Gross as a Principal versus Net as an Agent, in determining whether revenue should be recognized on a gross versus a net basis. In consideration of these criteria, the Company recognizes revenue primarily on a gross basis. Factors considered in determining if gross or net recognition is appropriate include whether the company is primarily responsible to the client for the services, further changes the product delivered or performs part of the service delivered, has discretion on vendor selection, or bears credit risk. In accordance with EITF Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reimbursements received for out-of–pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Any rental income on real estate owned by the Company and leased to non-related parties is considered non-operating income as is reflected in other income and not revenue on the consolidated statement of operations. Rental income is based on contracted rates and is recorded ratably over the lease term.

Income Before Taxes, Minority Interest and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes, minority interest and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before taxes, minority interest and owner distributions is not comparable to income after taxes and minority interest and before owner distributions because the Company incurred no income taxes in its historical results prior to May 31, 2002 and compensation and related expenses for services rendered by owners were not reflected as expenses of the Company but as distributions of earnings to owners. Operating results after May 31, 2002, however, do include compensation expense related to owners who worked in the Hewitt Associates business and became its employees on that date. Additionally, income after taxes and minority interest and before owner distributions for the period after May 31, 2002 also reflect income taxes of the Company’s subsidiary, Hewitt Associates, but does not include any income taxes on the Company’s remaining operations which are the responsibility of the Hewitt Holdings’ owners.

As of September 30, 2002, the Company owns approximately 72% of the outstanding common stock of Hewitt Associates, as compared to a 100% ownership interest prior to Hewitt Associates’ initial public offering offering and purchase of Bacon & Woodrow described in Notes 4 and 6. For financial reporting purposes, all of the assets, liabilities, and earnings of Hewitt Associates and its subsidiaries are consolidated in the Company’s financial statements, and the non-affiliated investors’ Class A, Class B and Class C common stock interests in Hewitt Associates is recorded as a “Minority Interest” on the consolidated balance sheet and statement of operations.

Income Taxes

On May 31, 2002, Hewitt Associates became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company and its subsidiaries were not subject to income taxes because they operated as limited liability companies. Taxes on income earned prior to May 31, 2002 were the responsibility of Hewitt Holdings’ owners.

Foreign Currency Translation

The Company’s foreign operations use the local currency as their functional currency. Accordingly, assets and liabilities of foreign subsidiaries are translated into U.S. Dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. Translation adjustments are reported as a component of accumulated other comprehensive income (loss) in owners’ capital. Gains or losses resulting from foreign exchange transactions, which have not been significant, are recorded in earnings.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, the allowance for doubtful accounts, depreciation and amortization, impairment, taxes and any contingencies. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Concentrations of Credit Risk

The Company’s financial instruments that are exposed to concentrations of credit risk consist of cash equivalents, client receivables and unbilled work in process. The Company invests its cash equivalents in the highest rated money market investments and continuously monitors the investment ratings. Concentrations of credit risk with respect to unbilled revenues and receivables are limited as no client makes up a significant portion of the Company’s billings. Credit risk itself is limited due to the Company’s large number of Fortune 500 clients, its clients’ strong credit histories, and their dispersion across many different industries and geographic regions. For each of the years ended September 30, 2000, 2001 and 2002, no single client represented ten percent or more of the Company’s total revenues.

Fair Value of Financial Instruments

Cash and cash equivalents, marketable securities, client receivables, and foreign exchange instruments are financial assets with carrying values that approximate fair value. Accounts payable, other accrued expenses and liabilities and the Company’s variable rate debt are financial liabilities with carrying values that approximate fair value. The fair value of the Company’s $150,000 fixed rate senior term notes is estimated to be approximately $165 million at September 30, 2002. The fair value of the Company’s $245,000 fixed rate secured credit tenant notes is estimated to be approximately $242 million at September 30, 2002. Both estimates were calculated by discounting the future cash flows of the notes at rates currently offered to the Company for similar debt instruments with comparable maturities.

Cash and Cash Equivalents

The Company defines cash and cash equivalents as cash and investments with original maturities of 90 days or less. At September 30, 2001 and 2002, cash and cash equivalents included cash in checking and money market accounts as well as investment grade municipal debt obligations maturing in 90 days or less.

Marketable Securities

Marketable securities represent available-for-sale securities and are classified on the balance sheet within other current assets at their fair market value. Unrealized gains or losses are reported as a component of accumulated other comprehensive income (loss). Realized gains or losses are reported in other expenses, net on the consolidated statements of operations.

Hedging Transactions

The Company does not enter into derivative transactions except in limited situations when there is a compelling economic reason or to mitigate risk to the Company (See Note 9, Financial Instruments). The Company adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of FASB Statement No. 133, in fiscal year 2001.

All derivative instruments are reported in the consolidated financial statements at fair value. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income (loss), depending on whether the derivative is designated and effective as part of a hedged transaction, and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income (loss) are reclassified as earnings in the period in which earnings are affected by the underlying hedged item, and the ineffective portion of all hedges are recognized in earnings in the current period. The Company had no derivative instruments outstanding at September 30, 2002.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are as follows:

Asset Description	Asset Life
Buildings and building improvements	2 to 39 years
Computer equipment	3 to 5 years
Telecommunications equipment	5 years
Furniture and equipment	3 to 15 years
Leasehold improvements	Lesser of estimated useful life or lease term

Software Development Costs

Software development costs are accounted for in accordance with the American Institute of Certified Public Accountants’ Statement of Position No. 98-1 (“SOP 98-1”), Accounting for Costs of Computer Software Developed or Obtained for Internal Use. SOP 98-1 requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software. The Company amortizes the software costs over periods ranging from three to five years.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets held for use are assessed by a comparison of the carrying amount of the asset to the estimated future undiscounted net cash flows expected to be generated by the asset. If estimated future undiscounted net cash flows are less than the carrying amount of the asset, the asset is considered impaired and expense is recorded in an amount required to reduce the carrying amount of the asset to its fair value.

Stock-Based Compensation

The Company applies Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock-based compensation plans, and provides the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation. Hewitt Associates grants non-qualified stock options at an exercise price equal to the fair market value of its stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, the stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date and have a term of ten years. Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date. As the restricted stock awards vest, compensation expense is recognized in earnings. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, the Company has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company’s results. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on June 5, 2002, after the provisions of SFAS No. 141 and 142 went into effect. As such, in accordance with SFAS Nos. 141 and 142, goodwill recorded in the acquisition has not been amortized but will be reviewed for impairment at least annually or whenever indicators of impairment exist. Other identifiable intangible assets have been recorded as described in Note 12.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and believes that the adoption will not significantly impact its consolidated financial position or results of operations in fiscal 2003.

In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 eliminates the requirement under SFAS No. 4 to aggregate and classify all gains and losses from extinguishment of debt as an extraordinary item, net of related income tax effect. SFAS No. 145 also amends SFAS No. 13 to require that certain lease modifications with economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. In addition, SFAS No. 145 requires reclassification of gains and losses in all prior periods presented in comparative financial statements related to debt extinguishments that do not meet the criteria for an extraordinary item in APB No. 30. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with early adoption encouraged. The Company adopted SFAS No. 145 on October 1, 2002, and the adoption did not have a material effect on the Company’s financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company is currently evaluating the requirements and impact of this statement on the Company’s consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after

June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. The Company is currently evaluating the requirements and impact of FIN No. 46 on our consolidated results of operations and financial position.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

3.	Incorporation of Hewitt Associates

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings so as to effect an incorporation of Hewitt Associates LLC and Affiliates prior to its planned initial public offering.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. In exchange for its interests in Hewitt Associates LLC and Affiliates, Hewitt Holdings’ owners received 70,819,520 shares of Hewitt Associates, Inc.’s Class B common stock.

In connection with this exchange and Hewitt Associates’ transition to a corporate structure, the Company incurred a non-recurring compensation expense resulting from certain Hewitt Holdings’ owners receiving more Hewitt Associates’ common stock than their proportional share of total owners’ capital, without offset for those owners who received less than their proportional share in the issuance of Hewitt Associates’ Class B common stock. The amount of this one-time charge was $17,843. On May 31, 2002, as a result of owners who worked in the business becoming employees of Hewitt Associates, the Company began to record their related compensation expense. The Company incurred an additional non-recurring compensation expense resulting from the establishment of a related vacation liability for these owners in the amount of $8,300. Hewitt Associates also became subject to income taxes subsequent to its transition to a corporate structure. As a result, Hewitt Associates (and the Company, on a consolidated basis) incurred a non-recurring income tax expense of $21,711 to initially record deferred tax assets and liabilities under the provisions of SFAS No. 109, Accounting for Income Taxes.

4.	Initial Public Offering of Hewitt Associates

On June 27, 2002, Hewitt Associates sold 11,150,000 shares of its Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of Hewitt Associates’ Class A common stock at $19.00 per share. The net proceeds from the offering were approximately $219 million after the underwriting discounts and estimated offering expenses.

Of the $219 million in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on Hewitt Associates’ lines of credit. The remaining $167,000 is intended to be used for future working capital and for general corporate purposes of Hewitt Associates.

In connection with the initial public offering, Hewitt Associates granted to employees restricted stock, restricted stock units and non-qualified stock options on its common stock. (See Note 19, Stock-Based Compensation Plans).

6.	Acquisition of Bacon & Woodrow

On June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow (“Bacon & Woodrow”), a leading actuarial and benefits consulting firm in the United Kingdom. The purchase price totaled

$259,009 and was comprised of $219,240 of Hewitt Associates’ common stock, $38,882 in assumed Bacon & Woodrow net liabilities and $887 of acquisition-related costs. Bacon & Woodrow’s results of operations are included within the Company’s consolidated historical results from the acquisition date of June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of Hewitt Associates’ Series A mandatorily redeemable preferred stock which was redeemable for shares of the Hewitt Associates’ common stock. Effective as of August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of preferred stock in exchange for 9,417,526 shares of Hewitt Associates’ common stock. Of the 9,417,526 shares of common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Hewitt Associates’ Class B common stock and 5,568,869 shares of Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of the Class A common stock.

The preliminary allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses and $36,071 of short-term borrowings). The actual allocation of the purchase price will depend upon the final evaluation of the fair value of the assets and liabilities of the benefits consulting business of Bacon & Woodrow. Consequently, the ultimate allocation of the purchase price could differ from that presented above.

Assuming only the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow occurred at the beginning of 2002 and 2001, pro forma net revenues would have been approximately $1,807 million in 2002 and $1,599 million in 2001; pro forma income before taxes, minority interest and owner distributions would have been $194 million in 2001. Pro forma income after taxes and minority interest and before owner distributions would have been $211 million in 2002. These pro forma results, which are unaudited, give effect to the acquisition of Bacon & Woodrow as if it had occurred at the beginning of the 2002 and 2001, respectively. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated at the beginning of each year, nor are they necessarily indicative of future consolidated operating results.

7.	Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, for work performed through September 30, 2001 and 2002, consisted of the following:

	2001	2002
Client receivables	$216,424	$226,642
Unbilled work in process	151,374	175,058

	$367,798	$401,700

An analysis of the activity in the client receivable and unbilled work in process allowances for the years ended September 30, 2001 and 2002, consisted of the following:

	2001	2002
Balance at beginning of year	$9,426	$14,540
Increases in allowances	30,643	34,253
Uses of allowances	(25,529)	(29,833)

Balance at end of year	$14,540	$18,960

8.    Marketable Securities

Marketable equity securities on hand as of September 30, 2000 were classified as available-for-sale and sold during the fiscal year ended September 30, 2001. Realized gains or losses are classified in other expenses, net and for the years ended September 30, 2000, 2001 and 2002, realized gains on marketable securities were $4,175, $5,413 and $0, respectively.

9.    Financial Instruments

The Company does not enter into derivative transactions except in limited situations when there is a compelling reason to mitigate economic risk. On August 6, 2001, Hewitt Associates purchased a £150 million foreign currency option to offset the foreign currency risk associated with the planned purchase of the benefits consulting business of Bacon & Woodrow. (See Note 6, Acquisition of Bacon & Woodrow). The cost of the foreign currency option was $2,344, which was recorded as a current asset at September 30, 2001. This instrument did not qualify for the hedge accounting treatment under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, because SFAS No. 133 prohibits hedge accounting for a forecasted business combination. The instrument was marked to the spot rate and resulting gains or losses were recognized currently in other expenses, net. For the years ended September 30, 2001 and 2002, the gain on the option was $1,309 and the loss was $3,653, respectively.

10.    Property and Equipment

As of September 30, 2001 and 2002, net property and equipment, which includes assets owned or leased under capital leases, consisted of the following:

	2001	2002
Property and equipment:
Land	$31,769	$28,546
Buildings and building improvements	347,488	365,928
Computer equipment	216,150	241,159
Telecommunications equipment	96,745	100,634
Furniture and equipment	98,850	91,595
Leasehold improvements	64,762	70,034

Total property and equipment	855,764	897,896
Less accumulated depreciation	(357,989)	(398,631)

Property and equipment, net	$497,775	$499,265

11.    Goodwill

As of September 30, 2001 and 2002, goodwill consisted of the following:

	2001	2002
Goodwill:
Purchased goodwill	$10,039	$203,675
Accumulated amortization	(1,533)	(2,389)

Goodwill, net	$8,506	$201,286

Goodwill represents the excess of the purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of the businesses acquired. Goodwill acquired in acquisitions prior to July 1, 2001 has been amortized on a straight-line basis over the periods of expected benefit, which range from five to fifteen years.

As of October 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, for existing goodwill balances as of July 1, 2001. The acquisition of the benefits consulting business of Bacon & Woodrow occurred on June 5, 2002, after the provisions of SFAS No. 142 went into effect. As such, in accordance with SFAS No. 142, $178,124 of goodwill acquired in the acquisition was not amortized. Under the provisions of SFAS No. 142, the Company will test all goodwill for potential impairment whenever indicators of impairment arise with reviews at least annually.

12.    Intangible Assets

As of September 30, 2001 and 2002, intangible assets consisted of the following:

	2001	2002
Intangible assets:
Capitalized software, net of accumulated amortization of $80,062 in 2001 and $93,945 in 2002	$59,544	$89,085
Contractual customer relationships	—	71,286
Trademarks, net of accumulated amortization of $680	—	9,516
Other	1,029	967

Intangible assets, net	$60,573	$170,854

During the fourth quarter of fiscal 2001, the Company recorded a $26,469 non-recurring charge related to the impairment of software that had been used in the business of Sageo LLC, a then wholly-owned subsidiary of the Company. It was determined that Sageo’s principal service offering, which was a web-based self-service benefits and administration business using Hewitt Associates’ back-end Total Benefit Administration™ and Hewitt Associates Connections™ platforms, could be more efficiently managed and grown by fully integrating Sageo into Hewitt Associates and by reducing Sageo’s cost structure and leveraging the technology at Hewitt Associates. In the quarter ended September 30, 2001, the decision was made to transition Sageo’s clients from Sageo’s website to the Total Benefit Administration™ web interface and discontinue the use of the Sageo software. At the same time, the Company wrote off the remaining investment in the Sageo software, resulting in a $26,469, non-recurring charge, and terminated or redeployed the Sageo employees who were necessary only when Sageo was a stand-alone company. This charge was classified within the results of the Outsourcing segment (also see Note 23, Segments and Geographic Data.).

In connection with Hewitt Associates’ June 5, 2002 acquisition of the benefits consulting business of Bacon & Woodrow, the Company acquired $65,874 of contractual customer relationships with indefinite lives, $5,538 in capitalized software and $9,473 of trademarks with five-year lives. Under the provisions of SFAS No. 142, the Company will test for potential impairment whenever indicators of impairment arise with reviews at least annually.

13.    Other Assets

As of September 30, 2001 and 2002, other assets consisted of the following:

	2001	2002
Other assets:
Prepaid long-term interest and service contracts	$7,923	$8,729
Investments in affiliated companies	7,031	10,950
Deposits	10,742	20,408

Other assets	$25,696	$40,087

The Company has several prepaid long-term maintenance contracts for maintenance on computer software systems that expire through June 2005. The long-term portion of the prepaid interest relates to prepaid lease obligations of the Company.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. The Company applies the equity method of accounting and does not consolidate its 51% equity interest in Overlook Associates, an Illinois partnership, as Hewitt Holdings does not exercise control over this company. Overlook Associates owns and operates commercial office buildings and develops and sells vacant land in Lincolnshire, Illinois.

Deposits represent amounts deposited with taxing authorities.

14.    Amounts Due to Former Owners

Under the Company’s former Operating Agreement, an owner’s capital was payable over a 10-year period with interest after the owner withdrew or retired from the Company. As of September 30, 2001, the amount due to former owners was $23,529. Under the Amended and Restated Operating Agreement, this provision was eliminated and the undistributed capital balances due to these owners were paid in cash or converted to Class B common stock of Hewitt Associates on May 31, 2002.

15.    Deferred Compensation

Prior to May 31, 2002, upon retirement, death or termination of employment, eligible owners with 10 years of service were entitled to payments, referred to as “Deferred Compensation,” which were made from future earnings and based on a formula outlined in the Company’s former Operating Agreement.

On May 31, 2002, in connection with Hewitt Holdings’ conversion of its interests in Hewitt Associates LLC for shares of Class B common stock of Hewitt Associates, Inc., the Deferred Compensation obligations to all participants were cancelled pursuant to the Amended and Restated Operating Agreement.

The amounts expensed under this arrangement were $11,708, $15,333 and $0 in fiscal 2000, 2001 and 2002. As of September 30, 2001 and 2002, the aggregate obligation for former and current owners was $80,992 and $0, respectively.

16.    Debt

Debt at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Multi-currency line of credit and foreign debt	$9,761	$33,918
Unsecured senior term notes	156,250	150,000
Secured mortgage loans	23,460	—
Secured credit tenant notes	229,826	222,204

	419,297	406,122
Less current portion	(39,309)	(45,076)

Long-term debt, less current portion	$379,988	$361,046

The principal portion of long-term debt becomes due as follows:

Fiscal year ending:
2003	$45,076
2004	21,732
2005	22,348
2006	33,006
2007	38,711
2008 and thereafter	245,249

Total	$406,122

On September 27, 2002, the Company obtained two unsecured line of credit facilities. The 364-day facility expires on September 26, 2003, and provides for borrowings up to $70 million. The three-year facility expires on September 27, 2005, and provides for borrowings up to $50 million. Borrowings under either facility accrue interest at LIBOR plus 52.5 to 72.5 basis points or the prime rate, at the Company’s option. Quarterly facility fees ranging from 10 to 15 basis points are charged on the average daily commitment under both facilities. If the aggregate utilization under both facilities exceeds 50% of the aggregate commitment, an additional utilization fee based on the aggregate utilization is assessed at a rate of 0.125% per annum. At September 30, 2002, there was no outstanding balance on either facility.

On October 16, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $10,000 bears interest at 7.65%, and is repayable on October 15, 2005; $15,000 bears interest at 7.90%, and is repayable on October 15, 2010.

On July 7, 2000, the Company issued unsecured senior term notes to various note holders in the amount of $25,000. Of this amount, $15,000 bears interest at 7.93%, and is repayable on June 30, 2007; $10,000 bears interest at 8.11%, and is repayable on June 30, 2010.

On March 30, 2000, the Company issued $50,000 of unsecured senior term notes to various note holders. Of this amount, $15,000 bears interest at 7.94% and is repayable in annual installments beginning March 2003 through March 2007 and $35,000 bears interest at 8.08%, and is repayable in annual installments beginning March 2008 through March 2012.

The Company has issued secured credit tenant notes to various noteholders on several dates between October 1997 through May 1999, totaling $222,204 as of September 30, 2002, bearing interest ranging from 5.58% to 7.13%. The principal on each note is amortized monthly between 15 and 20 years from November 1998 through February 2020.

On February 23, 1998, the Company obtained an unsecured multi-currency line of credit with banks permitting borrowings up to $10,000 at a multi-currency interbank interest rate plus 75 basis points, ranging from .75% to 5.21% as of September 30, 2002. At September 30, 2001 and 2002, borrowings under the multi-currency line of credit were $7,736 and $5,972, respectively. Of the amounts outstanding at September 30, 2001 and 2002, $7,736 and $0, respectively, have been classified as long-term debt. The drawn amounts are denominated in foreign currencies, and have been translated at the exchange rate in effect at year-end. In addition, Hewitt Bacon & Woodrow Ltd., the Company’s U.K. subsidiary, has an unsecured line of credit denominated in British Pound Sterling and provides for borrowings of up to £17 million. As of September 30, 2002, the outstanding balance was £15 million, equivalent to $23,529 with interest at a rate of 4.85%. Other foreign debt outstanding at September 30, 2001 and 2002 totaled $2,025 and $4,417, respectively.

On May 30, 1996, the Company issued unsecured senior term notes to various note holders in the amount of $50,000, bearing interest at 7.45%. The notes are repayable in annual installments beginning May 2004 through May 2008.

On October 20, 1993, the Company obtained a mortgage loan secured by land and buildings in the amount of $30,600, bearing interest at 6.50%. At September 30, 2001, the outstanding balance was $23,460. The mortgage loan was repaid and retired in April 2002.

Various debt agreements call for the maintenance of specified financial ratios, among other restrictions. At September 30, 2001 and 2002, the Company was in compliance with all debt covenants.

17.    Lease Agreements

The Company has obligations under long-term non-cancelable lease agreements, principally for office space, furniture and equipment, with terms ranging from one to twenty years.

Capital Leases

Capital lease obligations at September 30, 2001 and 2002, consisted of the following:

	2001	2002
Building capital lease	$—	$63,878
Computer and telecommunications equipment	28,548	12,663

	28,548	76,541
Less current portion	(13,885)	(11,375)

Capital lease obligations, less current portion	$14,663	$65,166

In April 2002, the Company sold a building and adjoining land in Norwalk, Connecticut in which Hewitt Associates leased office space. Hewitt Associates then entered into a 15-year capital lease with the purchaser to continue to lease the office space through April 2017. Lease payments are made in monthly installments at 7.33% interest. The outstanding capital lease obligation is $64 million. The gain of $10,899 on the sale of the Norwalk property was deferred in other long-term liabilities and will be recognized as an offset to depreciation expense ratably over the remaining capital lease term.

The Company’s computer and telecommunications equipment installment notes and capitalized leases are secured by the related equipment and are payable typically over three to five years in monthly or quarterly installments and at various interest rates ranging from 5.50% to 7.97%.

The following is a schedule by years of minimum future rental payments required under capital leases which have an initial or remaining non-cancelable lease terms in excess of one year:

Capital Leases:

Fiscal year ending:	Total
2003	$11,375
2004	5,175
2005	2,360
2006	2,668
2007	3,002
2008 and thereafter	51,961

Total minimum lease payments	$76,541

Operating Leases

The Company also has various third-party operating leases for office space, furniture and equipment with terms ranging from one to twenty years. The Company has various office leases that grant a free rent period. The accompanying consolidated statements of operations reflect all rent expense on a straight-line basis over the term of the leases. The difference between straight-line basis rent and the amount paid has been recorded as accrued lease obligations.

The following is a schedule by years of minimum future rental payments required under operating leases which have an initial or remaining non-cancelable lease terms in excess of one year:

Operating Leases:	Third Party	Related Party	Total
Fiscal year ending:
2003	$47,770	$10,981	$58,751
2004	44,484	10,670	55,154
2005	35,335	9,923	45,258
2006	31,793	10,187	41,980
2007	25,790	10,483	36,273
2008 and thereafter	124,479	85,086	209,565

Total minimum lease payments	$309,651	$137,330	$446,981

Total rental expense for operating leases amounted to $55,912 in 2000, $57,656 in 2001 and $74,947 in 2002.

18.    Employee Retirement Plans

Owner Plans

The Company maintained a profit sharing plan and a pension plan for owners based on their earnings from self-employment related to the period prior to the incorporation of Hewitt Associates in May 2002. All contributions to these plans were funded by the owners. The contributions to these plans for the 2002 plan year were the final contributions to be made under the plans. The owners who became employees of Hewitt Associates following incorporation are now covered by the plans described below.

Employee 401(k) and Profit Sharing Plan

Hewitt Associates has a qualified 401(k) and profit sharing plan for its eligible employees. Under the plan, Hewitt Associates makes annual contributions equal to a percentage of participants’ total cash compensation and may make additional contributions in accordance with the terms of the plan. Additionally, employees may make contributions in accordance with the terms of the plan, with a portion of those contributions matched by Hewitt Associates. In 2000, 2001, and 2002, profit sharing plan expenses were $41,620, $58,547 and $66,005, respectively.

Defined Benefit Plans

With the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow, Hewitt Associates acquired a defined benefit pension plan which was closed to new entrants in 1998 and provides retirement benefits to eligible employees. Hewitt Associates also has other smaller defined benefit pension plans to provide benefits to eligible employees. It is Hewitt Associates’ policy to fund the minimum annual contributions required by applicable regulations.

Healthcare Plans

Hewitt Associates provides health benefits for retired employees and certain dependents when the employee becomes eligible for these benefits by satisfying plan provisions which include certain age and service requirements. The health benefit plans covering substantially all U.S. and Canadian employees are contributory, with contributions reviewed annually and adjusted as appropriate. These plans contain other cost-sharing features such as deductibles and coinsurance. Hewitt Associates does not pre-fund these plans and has the right to modify or terminate any of these plans in the future.

The following tables provide a reconciliation of the changes in the defined benefit and healthcare plans’ benefit obligations and fair value of assets for the years ended September 30, 2001 and 2002, and a statement of funded status as of September 30, 2001 and 2002.

	Pension Benefits	Health Benefits
	2002	2001	2002
Change in Benefit Obligation
Benefit obligation, beginning of year	$1,028	$2,782	$3,603
Acquisition of Bacon & Woodrow	51,985	—	—
Service cost	809	351	608
Interest cost	1,113	201	336
Actuarial losses	4,370	563	4,054
Benefit payments	(218)	(294)	(48)
Changes in foreign exchange rates	4,326	—	—

Benefit obligation, end of year	$63,413	$3,603	$8,553

Change in Plan Assets
Fair value of plan assets, beginning of year	$—	$—	$—
Acquisition of Bacon & Woodrow	39,796	—	—
Actual return on plan assets	(3,743)	—	—
Employer contribution	279	294	48
Benefit payments	(218)	(294)	(48)
Changes in foreign exchange rates	2,965	—	—

Fair value of plan assets, end of year	$39,079	$—	$—

Reconciliation of Accrued Obligation and Total Amount Recognized
Unfunded status	$(24,334)	$(3,603)	$(8,553)
Unrecognized net loss	9,420	870	2,302
Unrecognized prior service cost	—	—	2,554
Unrecognized transition obligation	—	558	525

Net amount recognized, end of year	$(14,914)	$(2,175)	$(3,172)

The assumptions used in the measurement of our benefit obligations as of June 30, 2001 and 2002 are as follows:

	Pension Benefits	Health Benefits
	2002	2001	2002
Weighted-average assumptions:
Discount rate	5.70%	7.25%	7.00%
Expected return on plan assets	6.50%	N/A	N/A
Rate of compensation increase	3.00%	N/A	N/A

The health plan provides flat dollar credits based on years of service and age at retirement. There is a small group of grandfathered retirees who receive postretirement medical coverage at a percentage of cost. The liabilities for these retirees are valued assuming a 12.0% health care cost trend rate for 2002. The rate was assumed to decrease gradually to 6.0% in 2014 and remain at that level thereafter.

The components of net periodic benefit costs for the three years ended September 30, 2002 include:

	Pension Benefits	Health Benefits
	2002	2000	2001	2002
Components of Net Periodic Benefit Cost
Service cost	$809	$298	$351	$608
Interest cost	1,148	182	201	336
Expected return on plan assets	(1,041)	—	—	—
Amortization of:
-Unrecognized prior service cost	—	—	—	—
-Unrecognized loss	—	—	1	68
-Transition obligation	—	33	33	33

Net periodic benefit cost	$916	$513	$586	$1,045

The effect of a one percentage point increase or decrease in the assumed health care cost trend rates on total service and interest costs and the postretirement benefit obligation are provided in the following table.

	2001	2002
Effect of 1% Change in the Assumed Health Care Cost Trend Rates
Effect of 1% increase on:
-Total of service and interest cost components	$2	$2
-Benefit obligation	28	62
Effect of 1% decrease on
-Total of service and interest cost components	$(2)	$(2)
-Benefit obligation	(26)	(57)

19.    Stock-Based Compensation Plan

In 2002, Hewitt Associates adopted the Hewitt Global Stock and Incentive Compensation Plan (the “Plan”) for employees and its directors. The incentive compensation plan is administered by the Compensation and Leadership Committee of the Board of Directors of Hewitt Associates (the “Committee”). Under the Plan, employees and directors may receive awards of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards and associates can also receive incentive stock options. As of September 30, 2002, only restricted stock and restricted stock units and non-qualified stock options have been granted. A total of 25,000,000 shares of Hewitt Associates’ Class A common stock has been reserved for issuance under the Plan. As of September 30, 2002, there were 15,196,092 shares available for grant under the plan.

Restricted Stock and Restricted Stock Units

In connection with its initial public offering, Hewitt Associates granted 5,789,908 shares of its Class A restricted stock and restricted stock units to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights. The one-time initial public offering-related awards were valued at $110,141 on the grant date (a weighted price of $19.02 per share) and 37% will be amortized on a straight-line basis as non-cash compensation expense from the grant date to December 31, 2002 and 63% will be amortized on a straight-line basis as non-cash compensation expense over four years following the grant date. For the year ended September 30, 2002, compensation expense for the restricted stock awards was $27,525 representing amortization between the offering date, June 27, 2002, and September 30, 2002 and applicable payroll taxes.

Stock Options

The Committee may grant both incentive stock options and non-qualified stock options to purchase shares of Hewitt Associates’ Class A common stock. Subject to the terms and provisions of the Plan, stock options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to directors. The stock option price is determined by the Committee, provided that for stock options issued to participants in the United States, the stock option price should not be less than 100% of the fair market value of the underlying shares on the date the stock option is granted and no stock option should be exercisable later than the tenth anniversary of its grant. The non-qualified stock options granted in conjunction with Hewitt Associates’ initial public offering vest over a period of four years and expire in ten years. The following table summarizes stock option activity during 2002:

	Shares	Weighted- Average Exercise Price
Outstanding at September 30, 2001	—	—
Granted	4,106,703	$19.29
Exercised	—	—
Forfeited	(17,700)	19.00

Outstanding at September 30, 2002	4,089,003	$19.29

The following table summarizes information about stock options outstanding at September 30, 2002. There were no exercisable options as of September 30, 2002.

	Outstanding Options
Range of exercise prices:	Number Outstanding	Weighted- Average Exercise Price	Weighted- Average Term (Years)
$19.00	3,843,013	$19.00	9.6
$23.50-$28.00	245,990	23.87	9.7

	4,089,003	$19.29	9.7

Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, Hewitt Associates has elected to account for its employee stock option plans under APB No. 25, Accounting for Stock Issued to Employees, which recognizes expense based on the intrinsic value at the measurement date. Because stock options have been issued with exercise prices equal to fair value at the measurement date, no compensation cost has resulted. Pro forma disclosure is required by SFAS No. 123, as if Hewitt Associates had accounted for its employee stock options under the fair value method. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected volatility	35%
Risk-free interest rate	3.81%-4.19%
Expected life (years)	4
Dividend yield	0%

The weighted-average estimated fair value of employee stock options granted during 2002 was $6.50 per share. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to expense over the options’ vesting period. The Company’s pro forma earnings would have been as follows:

2002
Income after taxes and minority interest and before owner distributions:
As reported	$186,033
Stock option compensation expense, net of tax	(1,130)

Adjusted income after taxes and minority interest and before owner distributions	$184,903

20.    Legal Proceedings

The Company is not a party to any material legal proceedings. Hewitt Associates is occasionally subject to lawsuits and claims arising out of the normal conduct of its business. The Company does not expect the outcome of these pending claims to have a material adverse effect on the business, financial condition or results of operations of Hewitt Associates or the Company.

21.    Changes in Owners’ Capital and Other Comprehensive Income (Loss)

Changes in owners’ capital and other comprehensive income (loss) in each of the three years ended  September 30, 2002, consisted of:

	Year Ended September 30,
	2000	2001	2002
Owners’ capital, beginning of year	$201,426	$231,966	$257,395
Comprehensive Income:
Income before taxes, minority interest and owner distributions	169,307	169,977
Income after taxes and minority interest and before owner distributions			186,033
Other comprehensive income (loss):
Foreign currency translation adjustment	(763)	(256)	17,648
Minimum pension liability adjustment	—	—	(690)
Minority interest translation adjustment	—	—	(1,270)
Unrealized gains (losses) on securities:
Unrealized holding gains arising during period	2,191	3,222	—
Less: reclassification adjustment for gains	—	(5,413)	—

Net unrealized gains (losses)	2,191	(2,191)	—

Total other comprehensive income (loss)	1,428	(2,447)	15,688

Total comprehensive income	170,735	167,530	201,721
Capital distributions to owners, net	(140,195)	(142,101)	(369,529)
Disproportionate share allocation adjustment	—	—	17,843
Acquisition of Bacon & Woodrow	—	—	219,240
Net proceeds from Hewitt Associates’ initial public offering	—	—	219,298
Settlement of deferred compensation	—	—	71,717
Amortization of unearned compensation	—	—	25,389
Net forfeiture of restricted common stock awards	—	—	79
Minority interest			(146,996)

Owners’ capital, end of year	$231,966	$257,395	$496,157

22.    Income Taxes

Prior to Hewitt Associates’ transition to a corporate structure on May 31, 2002, no provision for income taxes was made as the liability for such taxes were that of the Company’s owners. On May 31, 2002, a tax expense of $21,711 was recognized related to deferred tax assets and liabilities recorded in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes arising from temporary differences between the book and tax basis of the Hewitt Associates LLC and Affiliates’ assets and liabilities at the date of transition.

After May 31, 2002, the provision for income taxes was $11,342 (excluding $21,711 tax expense related to the transition to a corporate structure) and consisted of the following:

	Current	Deferred	Total
U.S. Federal	$25,740	$(16,108)	$9,632
State and local	4,808	(3,314)	1,494
Foreign	216	—	216

	$30,764	$(19,422)	$11,342

Income tax expense for the period subsequent to the transition differed from the amounts computed by applying the U.S. federal income tax rate of 35% to income before taxes ($10,361 for the period June 1, 2002 through September 30, 2002) as a result of the following:

Provision for taxes at U.S. federal statutory rate	$3,626
Increase in income taxes resulting from:
Costs of transition to corporate structure	4,530
State and local income taxes, net of federal income tax benefit	972
Nondeductible expenses	592
Foreign earnings taxed at varying rates and foreign losses not tax effected	1,401
Other	221

$11,342

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Deferred tax assets:
Accrued expenses	$23,910
Foreign tax loss carryforwards	27,859
Other	3,176

54,945
Valuation allowance	(27,859)

$27,086

Deferred tax liabilities:
Compensation and benefits	$15,805
Income deferred for tax purposes	2,282
Goodwill amortization	1,460
Depreciation and amortization	5,583
Other	4,245

$29,375

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, Hewitt Associates will need to generate future taxable income prior to the expiration of the foreign net operating loss carryforwards which expire in 2003 through 2017. Foreign taxable loss for the four-month period ended September 30, 2002 was $21,477 and consolidated taxable income for the same four month period was $26,457. Based upon the level of historical taxable income and projections for future taxable income over the periods during which the deferred tax assets are deductible, management believes it is more likely than not Hewitt Associates will realize the benefits of these deductible differences, net of the existing valuation allowances at September 30, 2002. The amount of the deferred tax asset considered realizable, however, could  be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

23.    Segments and Geographic Data

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology. The two segments are Outsourcing and Consulting.

•	Outsourcing—Hewitt Associates applies benefits and human resources expertise and employs its technology systems and procedures to create a seamless experience across benefit service areas to administer clients’ benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Hewitt Associates assumes and automates the resource-intensive processes required to administer its clients’ benefit programs, and provides on-line tools and information that supports informed decisions and transactions by its clients and their employees. The information and tools that Hewitt Associates provides helps clients to optimize the return on their human resource investments. Hewitt Associates has built on its experience in benefits outsourcing to offer employers the ability to outsource a wide range of human resource activities using its human resources business process outsourcing (“HR BPO”) solution.
•	Consulting—Hewitt Associates provides actuarial services and a wide array of other consulting services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

The Company operates many of the administrative functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the Outsourcing and Consulting segment businesses. These shared service functions include general office support and space management, overall corporate management, and financial and legal services. Additionally, Hewitt Associates utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of these administrative and marketing functions are not allocated to the business segment; rather, they are included in unallocated shared costs.

The accounting policies of the operating segments are the same as those described in Note 2, Summary of Significant Accounting Policies.

The table below presents information about the Company’s reportable segments for the periods presented:

	Year Ended September 30,
	2000	2001	2002
Outsourcing (1)
Revenues before reimbursements (net revenues)	$802,683	$951,884	$1,115,462
Segment income before the non-recurring software charge (2)	137,716	164,425	272,702
Segment income (2)	137,716	137,956	272,702
Net client receivables and work in process		213,438	193,996

Consulting (3)
Revenues before reimbursements (net revenues)	$477,869	$523,777	$600,735
Segment income (2)	151,060	168,766	161,787
Net client receivables and work in process		154,360	200,188
Total Company
Segment Revenue before reimbursements (net revenues)	$1,280,552	$1,475,661	$1,716,197
Segment Reimbursements	25,507	26,432	33,882

Total revenues	$1,306,059	$1,502,093	$1,750,079

Segment income before the non-recurring software charge (2)	$288,776	$333,191	$434,489
Non-recurring software charge	—	26,469	—

Segment income (2)	288,776	306,722	434,489
Charges not recorded at the segment level:
One-time charges (4)	—	—	26,143
Initial public offering restricted stock awards (5)	—	—	27,525
Unallocated shared costs (2)	106,631	121,020	140,501

Operating income (2)—Hewitt Associates	182,145	185,702	240,320
Other operating income (expenses)—Hewitt Holdings LLC and Property Entities (6)	(856)	(786)	12,869

Operating income (2)	$183,001	$184,916	$253,189

Net client receivables and work in process		$367,798	$394,184
Assets not reported by segment		691,409	1,144,203

Total assets		$1,059,207	$1,538,387

(1)	The fiscal year 2000 and 2001 Outsourcing results include the results of Sageo prior to the decision to transition Sageo clients from Sageo’s website to the Total Benefit Administration™ web interface and the Sageo employees who were directly involved in supporting clients were transferred to Hewitt Associates. In the year ended September 30, 2001, stand-alone company expenses were eliminated and Sageo website development spending ceased. Sageo contributed $0 and $10,342 of Outsourcing net revenues and reduced segment income by $20,628 and $73,462 for the years ended September 30, 2000 and 2001, respectively.
(2)	Prior to May 31, 2002, owners were compensated through distributions of income. In connection with Hewitt Associates’ transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and Hewitt Associates began to record their compensation as compensation and related expenses in arriving at segment income.
(3)	On June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company’s Consulting segment’s results from the acquisition date of June 5, 2002 through September 30, 2002.
(4)

In connection with Hewitt Associates’ transition to a corporate structure, the following one-time charges were incurred: a) $8,300 of non-recurring compensation expense related to the establishment of a vacation liability for owners who became employees of Hewitt Associates and b) $17,843 of non-recurring compensation expense resulting from certain owners receiving more Hewitt Associates’ Class B common stock than their proportional share of total capital, without offset for those owners who receive less than their proportional share of stock.

(5)	Compensation expense of $27,525 related to the amortization of initial public offering restricted stock awards.
(6)	The Company reviews segment results at the Hewitt Associates operating level. At that level, as well as on a consolidated basis, the majority of the occupancy costs under operating and capital leases are reflected within Hewitt Associates’ operating income. Incremental other operating expenses at Hewitt Holdings LLC and Property Entities are not allocated to the segments. Included in other operating income (expenses) is the elimination of intercompany rent charges included in the segment results. In fiscal year 2000 and 2001, other operating income (expenses) include deferred compensation expense of $11,708 and $15,333, respectively. The related plan was terminated in 2002.

Revenues and long-lived assets for the years ended September 30 are indicated below. Revenues are attributed to geographic areas based on the country where the employees perform the services. Long-lived assets include net property and equipment and intangible assets, such as capitalized software.

	Year Ended September 30,
	2000	2001	2002
Revenues
United States	$1,202,190	$1,380,991	$1,571,747
All Other Countries	103,869	121,102	178,332

Total	$1,306,059	$1,502,093	$1,750,079

Long-Lived Assets
United States		$565,973	$591,065
All Other Countries		19,546	309,477

Total		$585,519	$900,542

The Company’s revenues attributable to areas outside the United States are influenced by fluctuations in exchange rates of foreign currencies, foreign economic conditions, and other factors associated with foreign trade.

24.    Subsequent Event

On November 26, 2002, Hewitt Holdings obtained a $55 million line of credit facility in the form of a promissory note. The facility expires on June 30, 2003 and was obtained to fund capital distributions to owners. Borrowings under the facility accrue interest at adjusted LIBOR plus 175 basis points or the prime rate, at our option.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	September 30, 2002	December 31, 2002
		(Unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$173,736	$170,250
Client receivables and unbilled work in process, less allowances of $18,960 at September 30, 2002 and $24,013 at December 31, 2002	401,700	389,321
Prepaid expenses and other current assets	34,483	77,419
Deferred income taxes, net	16,976	16,969

Total current assets	626,895	653,959

Non-Current Assets
Property and equipment, net	499,265	486,215
Goodwill, net	201,286	217,655
Intangible assets, net	170,854	171,966
Other assets, net	40,087	36,269

Total non-current assets	911,492	912,105

Total Assets	$1,538,387	$1,566,064

LIABILITIES
Current Liabilities
Accounts payable	$23,345	$26,331
Accrued expenses	180,951	186,529
Advanced billings to clients	73,965	91,845
Current portion of long-term debt	45,076	63,635
Current portion of capital lease obligations	11,375	10,869
Employee deferred compensation and accrued profit sharing	56,481	53,956

Total current liabilities	391,193	433,165

Long-Term Liabilities
Debt, less current portion	361,046	358,918
Capital lease obligations, less current portion	65,166	63,366
Other long-term liabilities	54,844	48,350
Deferred income taxes, net	19,265	19,265

Total long-term liabilities	500,321	489,899

Total Liabilities	$891,514	$923,064

Minority Interest	$150,716	$156,673

OWNERS’ CAPITAL
Owners’ Capital
Accumulated earnings and paid-in-capital	$480,469	$466,931
Accumulated other comprehensive income (loss)	15,688	19,396

Total owners’ capital	496,157	486,327

Total Liabilities, Minority Interest and Owners’ Captial	$1,538,387	$1,566,064

The accompanying notes are an integral part of these statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS (1) (2)

(Unaudited)

(Dollars in thousands)

	Three Months Ended December 31,
	2001	2002(1)(2)
Revenues:
Revenue before reimbursements (net revenues)	$404,074	$480,319
Reimbursements	6,803	13,606

Total revenues	410,877	493,925

Operating expenses:
Compensation and related expenses, excluding restricted stock award compensation	218,439	312,318
Restricted stock award compensation	—	24,885
Reimbursable expenses	6,803	13,606
Other operating expenses	82,405	91,848
Selling, general and administrative expenses	13,601	19,861

Total operating expenses	321,248	462,518

Operating income	89,629	31,407

Other expenses, net:
Interest expense	(7,512)	(8,682)
Interest income	662	736
Other income (expense), net	(201)	1,630

	(7,051)	(6,316)

Income before taxes, minority interest and owner distributions	$82,578	25,091

Provision for income taxes		10,332

Income after taxes and before minority interest and owner distributions		14,759

Minority interest		4,185

Income after taxes and minority interest and before owner distributions		$10,574

(1)	On May 31, 2002, one of the Company’s subsidiaries, Hewitt Associates, completed its transition to a corporate structure and the owners of Hewitt Holdings who worked in the business of Hewitt Associates became employees of the subsidiary. As a result, operating expenses after May 31, 2002 include the compensation expense related to these owners and income after taxes and minority interest and before owner distributions includes the corporate income taxes of Hewitt Associates for the period after May 31, 2002. Income after taxes and minority interest and before owner distributions does not include income taxes on the Company’s remaining operations, as these taxes are the responsibility of Hewitt Holdings’ owners. Prior to May 31, 2002, Hewitt Associates operated as a group of limited liability companies and as such, no income taxes nor owner compensation expense were recorded as owners were compensated through distributions of Hewitt Associates’ earnings and were personally responsible for the income taxes on those earnings.
(2)	On June 5, 2002, Hewitt Associates acquired the benefits consulting business of Bacon & Woodrow and its results are included in the Company’s results from the acquisition date.

The accompanying notes are an integral part of these statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Dollars in thousands)

	Three Months Ended December 31,
	2001	2002
Cash flows from operating activities:
Income before taxes, minority interest and owner distributions	$82,578
Income after taxes and minority interest and before owner distributions		$10,574

Adjustments to reconcile income before taxes, minority interest and owner distributions and income after taxes and minority interest and before owner distributions to net cash provided by operating activities:

Depreciation and amortization	26,235	28,992
Initial public offering restricted stock awards (Note 9)	—	22,624
Deferred income taxes	—	7
Minority interest	—	4,185
Changes in operating assets and liabilities:
Client receivables and unbilled work in process	9,425	22,144
Prepaid expenses and other current assets	491	(31,194)
Accounts payable	(5,446)	1,722
Accrued expenses	3,290	167
Advanced billings to clients	11,148	17,799
Due to former owners	(23,529)	—
Employees’ deferred compensation and accrued profit sharing	(5,683)	(2,685)
Other long-term liabilities	19,898	(9,001)

Net cash provided by operating activities	118,407	65,334

Cash flows from investing activities:
Additions to property and equipment	(17,650)	(5,444)
Cash paid for acquisition, net of cash received	—	(6,846)
Increase in other assets	(3,039)	(7,926)

Net cash used in investing activities	(20,689)	(20,216)

Cash flows from financing activities:
Capital distributions, net	(38,692)	(58,156)
Short-term borrowings	—	13,481
Repayments of long-term debt	(5,843)	(1,988)
Repayments of capital lease obligations	(3,944)	(2,305)
Payment of accrued offering costs	—	(32)

Net cash used in financing activities	(48,479)	(49,000)

Effect of exchange rate changes on cash and cash equivalents	141	396

Net increase (decrease) in cash and cash equivalents	49,380	(3,486)

Cash and cash equivalents, beginning of period	69,393	173,736

Cash and cash equivalents, end of period	$118,773	$170,250

The accompanying notes are an integral part of these statements.

HEWITT HOLDINGS LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2002

(Unaudited)

(Dollars in thousands)

1.	Description of Business:

Hewitt Holdings LLC and Subsidiaries (“Hewitt Holdings” or the “Company”) consists of Hewitt Associates, Inc. and its subsidiaries or its predecessor, Hewitt Associates LLC and Affiliates (“Hewitt Associates”) and the “Property Entities” which consist of Hewitt Properties I LLC, Hewitt Properties II LLC, Hewitt Properties III LLC, Hewitt Properties IV LLC, Hewitt Properties V LLC, Hewitt Properties VI LLC, Hewitt Properties VII LLC and The Bayview Trust.

Hewitt Associates is the principal operating subsidiary of the Company and provides human resources outsourcing and consulting services. During the three months ended December 31, 2001 and 2002, Hewitt Associates represented all of the Company’s total revenues and Hewitt Holdings’ third-party rental income was insignificant.

On March 1, 2002, Hewitt Associates, Inc., a Delaware corporation, was formed as a subsidiary of Hewitt Holdings so as to effect an incorporation of Hewitt Associates LLC and Affiliates prior to its planned initial public offering.

On May 31, 2002, Hewitt Holdings transferred all of its ownership interests in Hewitt Associates LLC and Affiliates to Hewitt Associates, Inc. Hewitt Holdings’ remaining capital in the business was converted and Hewitt Holdings received shares of Hewitt Associates common stock in exchange.

On June 5, 2002, Hewitt Associates acquired the actuarial and benefits consulting business of Bacon & Woodrow in the United Kingdom. The results of operations for Bacon & Woodrow are included in the Company’s results from the acquisition date.

On June 27, 2002, Hewitt Associates sold 11,150,000 shares of its Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of the Class A common stock at $19.00 per share. The combined transactions generated approximately $219 million in net cash proceeds for Hewitt Associates after offering expenses.

Hewitt Holdings owns significant real estate assets directly and through its Property Entities. Substantially all of the activities of the Property Entities involve assets that are leased to Hewitt Associates on terms comparable to those which would have been obtained in an arm’s length transaction. The investments in these properties were funded through capital contributions of Hewitt Holdings’ owners and third-party debt. The debt is an obligation of Hewitt Holdings’ Property Entities and is not an obligation of nor guaranteed by Hewitt Associates. The properties the Company owns are located in Illinois, Florida, Texas, Connecticut and California.

The term “owner” refers to the individuals who are current or retired members of Hewitt Holdings.

2.	Summary of Significant Accounting Policies:

Basis of Presentation

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, these financial statements include all adjustments necessary to present fairly the Company’s financial position as of December 31, 2002 and the results of operations and cash flows for the three months then ended, and for all periods presented. All adjustments made have been of a normal and recurring nature. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. The Company believes that the disclosures included are adequate and provide a fair presentation of interim period results. Interim financial statements are not necessarily indicative of the financial position or operating results for an entire year. It is suggested that these interim financial statements be read in conjunction with the audited financial statements and the notes thereto, together with Management’s Discussion and Analysis of Financial Condition and Results of Operations, included elsewhere in this Form 10.

The consolidated and combined financial statements are prepared on the accrual basis of accounting. The significant accounting policies are summarized below:

Principles of Consolidation

The accompanying consolidated financial statements reflect the operations of the Company and its majority owned subsidiaries after elimination of intercompany accounts and transactions.

Significant eliminating entries include the elimination of intercompany capital leases and the reversal of intercompany rent income and expense and the recognition of depreciation and interest expense related to real estate under operating leases. As such, on a consolidated basis, the Company’s financial statements reflect the Company’s owned real estate assets and related third-party debt and exclude intercompany lease obligations and related activities.

Investments in less than 50%-owned affiliated companies over which the Company has the ability to exercise significant influence are accounted for using the equity method of accounting. The Company applies the equity method of accounting and does not consolidate its 51% equity interest in Overlook Associates, an Illinois partnership, as Hewitt Holdings does not exercise control over this company. Overlook Associates owns and operates commercial office buildings and develops and sells vacant land in Lincolnshire, Illinois.

Revenue Recognition

Revenues include fees primarily generated from outsourcing contracts and from consulting services provided to the Company’s clients.

Under the Company’s outsourcing contracts, which typically have a three- to five-year term, clients pay an implementation fee and an ongoing service fee. In accordance with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, the Company recognizes revenues for non-refundable, upfront implementation fees evenly over the period between the initiation of ongoing services through the end of the contract term (on a straight-line basis). Most indirect costs of implementation are expensed as incurred. However, incremental direct costs of implementation are deferred and recognized as expense over the same period that deferred implementation fees are recognized. If a client terminates an outsourcing contract prematurely, both the deferred implementation revenues and related costs are recognized in the period in which the termination occurs.

Revenues related to ongoing service fees and to services provided outside the scope of outsourcing contracts are recognized as services are provided. Ongoing service fees are normally billed on a monthly basis, typically based on the number of plan participants or services. Services provided outside the scope of outsourcing contracts are billed on a time-and-materials basis or a fixed fee basis.

Losses on outsourcing contracts are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Contract losses are determined to be the amount by which the estimated direct and a portion of indirect costs of the contract exceed the estimated total revenues that will be generated by the contract.

The Company’s clients pay for consulting services either on a time-and-materials basis or on a fixed-fee basis. Revenues are recognized under time-and-material based arrangements as services are provided. On fixed-fee engagements, revenues are recognized as the services are performed, which is measured by hours incurred in proportion to total hours estimated to complete a project. Losses on consulting agreements are recognized during the period in which the loss becomes probable and the amount of the loss is reasonably estimable. Losses are determined to be the amount by which the estimated direct and indirect costs of the project exceed the estimated total revenues that will be generated for the work.

Revenues earned in excess of billings are recorded as unbilled work in progress. Billings in excess of revenues earned are recorded as advanced billings to clients, a deferred revenue liability, until services are rendered.

The Company records gross revenue for any outside services when the Company is primarily responsible to the client for the services or bears the credit risk in the arrangement. Hewitt records revenue net of related expenses when a third party assumes primary responsibility to the client for services or bears the credit risk in the arrangement. In accordance with Emerging Issues Task Force (“EITF”) Issue No. 01-14, Income Statement Characterization of Reimbursements Received for “Out-of-Pocket” Expenses Incurred, reimbursements received for out-of/pocket expenses incurred are characterized as revenues and are shown as a separate component of total revenues. Similarly, related reimbursable expenses are also shown separately within operating expenses.

Income Before Taxes, Minority Interest and Owner Distributions

Prior to May 31, 2002, the Company operated as a group of affiliated limited liability companies and recorded income before taxes, minority interest and owner distributions in accordance with accounting principles generally accepted in the United States of America. Income before taxes, minority interest and owner distributions is not comparable to income after taxes and minority interest and before owner distributions because the Company incurred no income taxes in its historical results prior to May 31, 2002 and compensation and related expenses for services rendered by owners were not reflected as expenses but as distributions of earnings to owners. Operating results after May 31, 2002, however, do include compensation expense related to owners who worked in the Hewitt Associates business and became its employees on that date. Additionally, income after taxes and minority interest and before owner distributions for the period after May 31, 2002 also reflect income taxes of the Company’s subsidiary, Hewitt Associates, but does not include any income taxes on the Company’s remaining operations which are the responsibility of the Hewitt Holdings’ owners.

As of December 31, 2002, the Company owns approximately 72% of the outstanding common stock of Hewitt Associates, as compared to a 100% ownership interest prior to Hewitt Associates’ initial public offering offering and purchase of Bacon & Woodrow described in Note 6. For financial reporting purposes, all of the assets, liabilities, and earnings of Hewitt Associates and its subsidiaries are consolidated in the Company’s financial statements, and the non-affiliated investors’ Class A, Class B and Class C common stock interests in Hewitt Associates is recorded as a “Minority Interest” on the consolidated balance sheet and statement of operations.

Income Taxes

On May 31, 2002, Hewitt Associates became subject to federal and state income taxes and began to apply the asset and liability method described in Statement of Financial Accounting Standards (“SFAS”) No.109, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Prior to May 31, 2002, the Company and its subsidiaries were not subject to income taxes because they operated as limited liability companies. Taxes on income earned prior to May 31, 2002 were the responsibility of Hewitt Holdings’ owners.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated and combined financial statements and accompanying notes. Estimates are used for, but not limited to, the accounting for contract and project loss reserves, the allowance for doubtful accounts, depreciation and amortization, impairment, taxes and any contingencies. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be different from the estimates.

Stock-Based Compensation

The Company applies the intrinsic value method for accounting for stock-based compensation as outlined in Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees and provides the pro forma disclosures required by SFAS No. 123, Accounting for Stock-Based Compensation as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. Hewitt Associates grants non-qualified stock options at an exercise price equal to the fair market value of Hewitt Associates’ stock on the grant date. Since the stock options have no intrinsic value on the grant date, no compensation expense is recorded in connection with the stock option grants. Generally, stock options vest 25 percent on each anniversary of the grant date, are fully vested four years from the grant date and have a term of ten years. Restricted stock awards, including restricted stock and restricted stock units, are measured using the fair market value of the stock as of the grant date. As the restricted stock awards vest, compensation expense is recognized in earnings. The shares are subject to forfeiture and restrictions on sale or transfer for six months to four years from the grant date.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 142, Goodwill and Other Intangible Assets. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are not amortized but are reviewed for impairment annually, or more frequently if indicators arise. For acquisitions made prior to July 1, 2001, Hewitt has adopted the provisions of SFAS No. 142 as of October 1, 2002. The change is not expected to have a material effect on the Company’s results. The acquisition of the benefits consulting business of Bacon & Woodrow occurred after the provisions of SFAS No. 142 went into effect. As such, in accordance with SFAS No. 142, goodwill recorded in the acquisition has not been amortized but will be reviewed for impairment, along with other identifiable intangible assets, at least annually or whenever indicators of impairment exist.

In August 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The FASB issued SFAS No. 144 to establish a single accounting model based on the framework established in SFAS No. 121. The Company has adopted SFAS No. 144 as of October 1, 2002, and the adoption did not have a material impact on its consolidated financial position or results of operations.

On July 30, 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. The statement requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or a disposal plan. Examples of costs covered by the statement include lease termination costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The adoption did not have a material impact on the Company’s current financial position or results of operations.

In November 2002, the FASB’s Emerging Issues Task Force reached consensus on EITF No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. EITF No. 00-21 addresses the accounting treatment for arrangements that provide the delivery or performance of multiple products or services where the delivery of a product, system or performance of services may occur at different points in time or over different periods of time. EITF No. 00-21 requires the separation of the multiple deliverables that meet certain requirements into individual units of accounting that are accounted for separately under the appropriate authoritative accounting literature. EITF No. 00-21 is applicable to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently evaluating the requirements and impact of this issue on our consolidated results of operations and financial position.

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN No. 46”), Consolidation of Variable Interest Entities, to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. FIN No. 46 changes that by requiring a variable interest entity, as defined, to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. FIN No. 46 also requires disclosures about variable interest entities that the company is not required to consolidate but in which it has a significant variable interest. The consolidation requirements of FIN No. 46 apply immediately to variable interest entities created after January 31, 2003 and to older entities in the first fiscal year or interim period beginning after June 15, 2003. The Company does not expect the adoption of Fin No. 46 to have a material impact on our consolidated financial statements.

3.    Incorporation of Hewitt Associates

In connection with Hewitt Holdings’ exchange of interests in Hewitt Associates, as discussed in note 1, and in conjunction with Hewitt Associates’ transition to a corporate structure, the Company incurred a non-recurring compensation expense resulting from certain Hewitt Holdings’ owners receiving more Hewitt Associates’ common stock than their proportional share of total owners’ capital, without offset for those owners who received less than their proportional share in the issuance of Hewitt Associates’ Class B common stock. The amount of this one-time charge was $17,843. On May 31, 2002, as a result of owners who worked in the business becoming employees of Hewitt Associates, the Company began to record their related compensation expense. The Company incurred an additional non-recurring compensation expense resulting from the establishment of a vacation liability for these owners in the amount of $8,300. Hewitt Associates also became subject to income taxes subsequent to its transition to a corporate structure. As a result, Hewitt Associates (and the Company, on a consolidated basis) incurred a non-recurring income tax expense of $21,711 to initially record deferred tax assets and liabilities under the provisions of SFAS No. 109, Accounting for Income Taxes.

4.    Initial Public Offering of Hewitt Associates

On June 27, 2002, Hewitt Associates sold 11,150,000 shares of its Class A common stock at $19.00 per share in its initial public offering. In July 2002, the underwriters exercised their over-allotment option to purchase an additional 1,672,500 shares of Hewitt Associates’ Class A common stock at $19.00 per share. The net proceeds from the offering were approximately $219 million after the underwriting discounts and estimated offering expenses.

Of the $219 million in net proceeds received in July 2002, $52,000 was used to repay the outstanding balance on Hewitt Associates’ lines of credit. The Company used $8.3 million to pay income taxes resulting from its transition to a corporate structure. The balance was used for working capital and general corporate purposes.

In connection with the initial public offering, Hewitt Associates granted to employees restricted stock, restricted stock units and nonqualified stock options on its common stock. (See Note 9, Stock-Based Compensation Plans).

5.    Other Comprehensive Income

The following table presents the pre-tax, tax and after-tax components of the Company’s other comprehensive income for the periods presented:

	Three Months Ended December 31,
	2001	2002
Income before owner taxes, minority interest and owner distributions	$82,578
Income after taxes and minority interest and before owner distributions		$10,574
Other comprehensive income:
Foreign currency translation adjustments	20	3,708

Total other comprehensive income	$82,598	$14,282

6.    Acquisition of Bacon & Woodrow

On June 5, 2002, Hewitt Associates acquired the actuarial and benefits consulting business of Bacon & Woodrow (“Bacon & Woodrow”), an actuarial and benefits consulting firm in the United Kingdom. The purchase price totaled $259,009 and was comprised of $219,240 of Hewitt Associates’ common stock, $38,882 in assumed Bacon & Woodrow net liabilities and $887 of acquisition-related costs. Bacon & Woodrow’s results of operations are included within the Company’s consolidated historical results from the acquisition date of  June 5, 2002.

Pursuant to the purchase agreement, the former partners and employees of Bacon & Woodrow initially received an aggregate of 1,400,000 shares of Hewitt Associates’ Series A mandatorily redeemable preferred stock which was redeemable for shares of Hewitt Associates’ common stock. Effective as of August 2, 2002, the Bacon & Woodrow former partners and employees elected to exchange their shares of preferred stock for common stock. Of the 9,417,526 shares of Hewitt Associates common stock issued, the former partners of Bacon & Woodrow received 2,906,904 shares of Hewitt Associates’ Class B common stock and 5,568,869 shares of Hewitt Associates’ Class C common stock, and a trust for the benefit of the non-partner employees of Bacon & Woodrow received 941,753 shares of Hewitt Associates’ Class A common stock.

The preliminary allocation of the $259,009 purchase price to acquired net assets resulted in the allocation of $178,124 to goodwill, $65,874 to identifiable intangible assets (primarily customer relationships) with indefinite lives, $15,011 to identifiable intangible assets with estimated five-year lives, $61,521 to identifiable assets (which includes $40,445 of client receivables and unbilled work in process), and $100,403 to assumed liabilities (which includes $22,687 of accounts payable and accrued expenses and $36,071 of short term borrowings). The actual allocation of the purchase price will depend upon the final evaluation of the fair value of the assets and liabilities of the benefits consulting business of Bacon & Woodrow. Consequently, the ultimate allocation of the purchase price could differ from that presented above.

Assuming the acquisition of the actuarial and benefits consulting business of Bacon & Woodrow occurred on October 1, 2001, pro forma net revenues for the three months ended December 31, 2001 would have been approximately $437 million and pro forma income before taxes, minority interest and owner distributions would have been $91 million. These pro forma results, which are unaudited, give effect to Hewitt Associates’ incorporation and initial public offering on the dates such events actually occurred, on May 31, 2002 and June 27, 2002, respectively. The pro forma results are not necessarily indicative of what would have occurred if the acquisition had been consummated on October 1, 2001, nor are they necessarily indicative of future consolidated operating results.

7.    Client Receivables and Unbilled Work in Process

Client receivables and unbilled work in process, net of allowances, for work performed through September 30, 2002 and December 31, 2002, consisted of the following:

	September 30, 2002	December 31, 2002
Client receivables	$226,642	$229,567
Unbilled work in process	175,058	159,754

	$401,700	$389,321

8.    Legal Proceedings

The Company is not a party to any material legal proceedings. Hewitt Associates is occasionally subject to lawsuits and claims arising in the normal conduct of business. The Company does not expect the outcome of these pending claims to have a material adverse affect on the business, financial condition or results of operations of Hewitt Associates or the Company.

9.    Stock-Based Compensation Plan

In 2002, Hewitt Associates adopted the Hewitt Associates, Inc. Global Stock and Incentive Compensation Plan (the “Plan”) for employees and directors. The incentive compensation plan is administered by the Compensation and Leadership Committee of the Board of Directors of the Company (the “Committee”). Under the Plan, employees and directors may receive awards of non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and cash-based awards and employees can also receive incentive stock options. As of December 31, 2002, only restricted stock and restricted stock units and non-qualified stock options have been granted. A total of 25,000,000 shares of Hewitt Associates’ Class A common stock has been reserved for issuance under the Plan. As of December 31, 2002, there were 15,213,859 shares available for grant under the Plan.

Restricted Stock and Restricted Stock Units

In connection with the initial public offering, Hewitt Associates granted 5,789,908 shares of its Class A restricted stock and restricted stock units at $19.03 per weighted share to employees. The restricted stock and restricted stock units have substantially the same terms, except the holders of restricted stock units do not have voting rights.

During the quarter ended December 31, 2002, $24,885 of compensation and payroll tax expense was recorded for Hewitt Associates’ initial public offering-related awards. Also, on December 31, 2002, 2,059,301 shares of such restricted stock and restricted stock units vested and were converted to Hewitt Associates’ Class A common stock. In connection with the vesting of these stock awards, Hewitt Associates accrued $20,961 on behalf of employees for taxes that became due when the awards vested. As of December 31, 2002, the Company recorded $20,961 as a receivable within prepaid expenses and other current assets as the taxes will be reimbursed to the Company in January 2003.

Stock Options

The Committee may grant both incentive stock options and non-qualified stock options to purchase shares of Hewitt Associates’ Class A common stock. Subject to the terms and provisions of the Plan, options may be granted to participants in such number, and upon such terms, as determined by the Committee, provided that incentive stock options may not be granted to directors. The option price is determined by the Committee, provided that for options issued to participants in the United States, the option price may not be less than 100% of the fair market value of the shares on the date the option is granted and no option may be exercisable later than the tenth anniversary of its grant. The non-qualified stock options granted in conjunction with Hewitt Associates’ initial public offering vest over a period of four years.

The following table summarizes stock option activity during the three months ended December 31, 2002:

	Shares	Weighted-Average Exercise Price
Outstanding at September 30, 2002	4,089,003	$19.29
Granted	48,987	32.39
Exercised	—	—
Forfeited	(8,400)	19.38

Outstanding at December 31, 2002	4,129,590	$19.45

The following table summarizes information about stock options outstanding at December 31, 2002.

	Outstanding Options			Options Exercisable
	Number Outstanding	Weighted-Average Exercise Price	Weighted-Average Term (Years)	Number Vested	Weighted-Average Exercise Price
Range of exercise prices:
$19.00	3,836,013	$19.00	9.4	97,555	$19.00
$23.50–$28.00	245,090	23.88	9.5	1,945	23.50
$32.45	48,487	32.45	9.9	—	—

	4,129,590	$19.45	9.4	99,500	$19.09

Pursuant to SFAS No. 123, Accounting for Stock-Based Compensation and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, Hewitt Associates has elected to account for its employee stock option plans under APB No. 25, Accounting for Stock Issued to Employees, which recognizes expense based on the intrinsic value at the measurement date. Because stock options have been issued with exercise prices equal to fair value at the measurement date, no compensation cost has resulted. Pro forma information regarding income after taxes and minority interest and before owner distributions has been determined as if the Company had accounted for its employee stock options under the fair value method pursuant to SFAS No.123 and SFAS No. 148. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

2002
Expected volatility	36.8%
Risk-free interest rate	2.95%–3.05%
Expected life (years)	4
Dividend yield	0%

The weighted-average estimated fair market value of employee stock options granted during the three months ended December 31, 2002 was $10.74 per share. These stock options were granted at exercise prices equal to the current fair market value of the underlying stock.

For purposes of pro forma disclosures, the estimated fair value of the stock options is amortized to compensation expense over the stock options’ vesting period. The Company’s pro forma income after taxes and minority interest and before owner distributions would have been as follows:

2002
Income after taxes and minority interest and before owner distributions:
As reported	$10,574
Stock option compensation expense, net of tax	(1,043)

Adjusted income after taxes and minority interest and before owner distribution	$9,531

10.    Goodwill and Intangible Assets

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized but instead are tested for impairment at least annually. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values. The Company fully adopted the provisions of SFAS No. 142 effective October 1, 2002.

Under SFAS No. 142, the Company is required to perform transitional impairment tests for its goodwill and certain intangible assets as of the date of adoption. During the three months ended December 31, 2002, no impairments were recognized as a result of the intangible asset transitional impairment testing that was performed. The transitional impairment test for goodwill will be completed by March 31, 2003 and will compare the fair values of the Company’s reporting units to their respective carrying values. Transitional impairment losses, if any, will be recognized as the cumulative effect of a change in accounting principle in the consolidated statement of operations.

The following is a summary of income before taxes and owner distributions for the three months ended December 31, 2001 as adjusted to remove the amortization of goodwill and intangible assets with indefinite useful lives:

Three Months Ended December 31, 2001
Income before taxes, minority interest and owner distributions:
As reported	$82,578
Goodwill amortization	198

Adjusted income before taxes, minority interest and owner distributions	$82,776

The following is a summary of changes in the carrying amount of goodwill by segment for the three months ended December 31, 2002:

	Outsourcing Segment	Consulting Segment	Total
Balance at September 30, 2002	$—	$201,286	$201,286
Additions	—	10,974	10,974
Changes in foreign exchange rates	—	5,395	5,395

Balance at December 31, 2002	$—	$217,655	$217,655

Goodwill additions during the three months ended December 31, 2002 resulted from an acquisition of the remaining interest in a joint venture investment in The Netherlands and an adjustment to the purchase price allocation related to another acquisition in Switzerland.

The following is a summary of intangible assets at September 30, 2002 and December 31, 2002:

	September 30, 2002			December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Total	Gross Carrying Amount	Accumulated Amortization	Total
Definite useful lives
Capitalized software	$183,030	$93,945	$89,085	$188,892	$100,429	$88,463
Trademarks	10,196	680	9,516	10,463	1,221	9,242
Deferred loan costs	1,217	250	967	1,217	265	952

Total	$194,443	$94,875	$99,568	$200,572	$101,915	$98,657

Indefinite useful life
Contractual customer relationships			$71,286			$73,309

Total intangible assets			$170,854			$171,966

Amortization expense related to intangible assets was $5,934 and $7,055 for the three months ended December 31, 2001 and 2002, respectively. Estimated amortization expense related to intangible assets with definite lives at September 30, 2002, for each of the years in the five year period ending September 30, 2007 and thereafter is as follows:

Fiscal year ending:	2003	2004	2005	2006	2007	2008 and thereafter	Total
Estimated intangibles amortization expense	$29,707	$26,302	$19,458	$14,437	$8,103	$1,561	$99,568

11.    Debt

On November 26, 2002, Hewitt Holdings obtained a $55 million line of credit facility. The facility expires on June 30, 2003. Borrowings under the facility accrue interest at adjusted LIBOR plus 175 basis points or the prime rate, at the Company’s option. At December 31, 2002, the outstanding balance on this facility was $10,000.

12.    Segment Data

Under SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, the Company has determined that it has two reportable segments based on similarities among the operating units including homogeneity of services, service delivery methods and use of technology. The two segments are Outsourcing and Consulting.

•	Outsourcing—Hewitt Associates applies benefits and human resources expertise and employs its technology systems and procedures to create a seamless experience across benefit service areas to administer clients’ benefit programs and broader human resource programs. Benefits outsourcing includes health and welfare (such as medical plans), defined contribution (such as 401(k) plans) and defined benefit (such as pension plans). Hewitt Associates assumes and automates the resource-intensive processes required to administer its clients’ benefit programs, and provides on-line tools and information that supports informed decisions and transactions by its clients and their employees. With the information and tools that Hewitt Associates provides, Hewitt Associates helps its clients to optimize the return on their human resource investments. Hewitt Associates has built on its experience in benefits outsourcing and human resource expertise to offer employers the ability to outsource a wide range of human resource activities using its human resources business process outsourcing (“HR BPO”) solution.

•	Consulting—Hewitt Associates provides actuarial services and a wide array of other consulting services covering the design, implementation, communication and operation of health and welfare, compensation and retirement plans, and broader human resources programs and processes.

The Company operates many of the administrative functions of its business through the use of centralized shared service operations to provide an economical and effective means of supporting the Outsourcing and Consulting businesses. These shared service functions include general office support and space management, overall corporate management, and financial and legal services. Additionally, Hewitt Associates utilizes a client development group that markets the entire spectrum of its services and devotes resources to maintaining existing client relationships. The compensation and related expenses, other operating expenses, and selling, general and administrative expenses of these administrative and marketing functions are not allocated to the business segment; rather, they are included in unallocated shared costs.

The table below presents information about the Company’s reportable segments for the periods presented:

	Three Months Ended December 31,
	2001	2002
Business Segments

Outsourcing
Revenues before reimbursements (net revenues)	$276,025	$308,173
Segment income (1)	76,007	68,713

Consulting (2)
Revenues before reimbursements (net revenues)	$128,049	$172,146
Segment income (1)	38,177	26,201

Total Company
Revenues before reimbursements (net revenues)	$404,074	$480,319
Reimbursements	6,803	13,606

Total revenues	$410,877	$493,925

Segment income (1)	$114,184	$94,914
Charges not recorded at the Segment level:
Initial public offering restricted stock awards (3)	—	24,885
Unallocated shared costs (1)	28,665	39,983

Operating income – Hewitt Associates (1)	85,519	30,046
Other operating income (expenses) – Hewitt Holdings LLC and Property Entities (4)	4,110	1,361

Operating income (1)	$89,629	$31,407

(1)	Prior to May 31, 2002, owners were compensated through distributions of income. In connection with Hewitt Associates’ transition to a corporate structure on May 31, 2002, owners who worked in the business became employees and Hewitt Associates began to record their compensation in compensation and related expenses in arriving at segment income.
(2)	On June 5, 2002, Hewitt Associates acquired the actuarial and benefits consulting business of Bacon & Woodrow. As such, the results of Bacon & Woodrow have been included in the Company’s Consulting segment results from the acquisition date of June 5, 2002.
(3)	Compensation expense of $24,885 related to the amortization of the initial public offering restricted stock awards.
(4)	The Company reviews segment results at the Hewitt Associates operating level. At that level, as well as on a consolidated basis, the majority of the occupancy costs under operating and capital leases are reflected within Hewitt Associates’ operating income. Incremental other operating expenses at Hewitt Holdings LLC and Property Entities are not allocated to the segments. Included in other operating income (expense) is the elimination of intercompany rent charges included in the segment results.

13.    Subsequent Event

On March 7, 2003, the Company, through its subsidiary, The Bayview Trust, sold a building located in Newport Beach, California to an independent third party resulting in a gain of approximately $41 million. One of the Company’s other subsidiaries, Hewitt Associates, leases office space at the property. As a result of Hewitt Associates’ lease at the property, the Company has accounted for the sale as a sale-leaseback transaction and will defer $23 million of the gain on the sale and amortize it into income over the life of the Hewitt Associates lease.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

REPORT AND CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEAR ENDED SEPTEMBER 30, 2001

Smith & Williamson

No 1 Riding House Street

London

W1A 3AS

INDEPENDENT AUDITOR’S REPORT

To the Partners of Bacon & Woodrow.

We have audited the accompanying consolidated balance sheet of the benefits consulting business of Bacon & Woodrow as at September 30, 2001, and the consolidated income statement before partner distributions and the consolidated statement of cash flows for the year then ended. These financial statements are the responsibility of the partners of Bacon & Woodrow. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the benefits consulting business of Bacon & Woodrow as of September 30, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/    Smith & Williamson

London, England

16 May 2002

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED INCOME STATEMENT BEFORE PARTNER DISTRIBUTIONS

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

REVENUES
Revenues before reimbursements (net revenues)	$122,883
Reimbursements	2,492

Total Revenues	125,375

OPERATING EXPENSES
Personnel expenses	65,670
Reimbursable expenses	2,492
Selling, general and administrative expenses	13,963
Other operating expenses	14,334

Total Operating Expenses	96,459

OPERATING INCOME	28,916

Other Income (Expense)
Interest income	414
Interest expense	(51)
Other income	247

610

PARTNERSHIP INCOME BEFORE TAXES	29,526

Provision for corporate taxes	(121)

PARTNERSHIP INCOME BEFORE PARTNER DISTRIBUTIONS	$29,405

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED BALANCE SHEET

As of September 30, 2001

(In thousands of U.S. Dollars)

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,531
Client receivables, net of reserves of $586	19,260
Work in process, net of reserves of $591	21,008
Other receivables	2,287
Prepaid expenses and other assets	4,546

Total Current Assets	48,632

NON-CURRENT ASSETS
Property and equipment, net	9,823
Investments	103

Total Non-Current Assets	9,926

TOTAL ASSETS	$58,558

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$1,555
Accrued expenses	11,702
Corporate taxes payable	181
Annuities payable within one year	1,546
Provision for onerous property leases	207

Total Current Liabilities	15,191

NON-CURRENT LIABILITIES
Annuities payable	35,557
Deferred corporate taxes	13
Provision for onerous property leases	1,177

Total Non-Current Liabilities	36,747

CAPITAL
Partners’ balances	6,620

TOTAL LIABILITIES AND CAPITAL	$58,558

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

CASH FLOWS FROM OPERATING ACTIVITIES
Partnership income before partner distributions	$29,405
Demerger adjustment	2,477

Partnership income before distributions net of demerger adjustment	31,882

Adjustments to reconcile partnership income before distributions net of demerger adjustment to net cash provided by operating activities:
Depreciation and amortisation	4,013
Increase in net client receivables	(3,646)
Increase in work in process	(3,018)
Increase in other receivables, prepaid expenses and other assets	(1,665)
Decrease in annuities payable	(1,052)
Decrease in accounts payable	(46)
Increase in accrued expenses	2,839
Decrease in taxes payable	(50)

Total Adjustments	(2,625)

Net cash provided by operating activities	29,257

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales of property and equipment	61
Additions to investments	(17)
Additions to property and equipment	(4,442)

Net cash used in investing activities	(4,398)

CASH FLOWS FROM FINANCING ACTIVITIES
Transfer of Insurance business assets	6,791
Amounts paid to and on behalf of Partners	(32,089)

Net cash used in financing activities	(25,298)

Effect of exchange rate changes on cash	169

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(270)
CASH AND CASH EQUIVALENTS, beginning of year	$1,801

CASH AND CASH EQUIVALENTS, end of year	$1,531

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

CONSOLIDATED STATEMENT OF PARTNERS’ BALANCES

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

Partners’ balances at October 1, 2000	$(84)
Partnership income	29,405
Transfer of Insurance business assets	6,791
Demerger adjustment	2,477

38,589
Distributions to Partners	(23,410)
Taxes paid on behalf of Partners	(8,679)
Effect of exchange rates	120

Partners’ balances at September 30, 2001	$6,620

The accompanying notes to the Consolidated Financial Statements are an integral part of these statements.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the year ended September 30, 2001

(In thousands of U.S. Dollars)

1. BASIS OF PREPARATION AND PRINCIPLES OF CONSOLIDATION

Basis of preparation

The normal accounting year of Bacon & Woodrow is April 30. These accounts for the Benefits Consulting business of Bacon & Woodrow have been prepared by combining the carved out results for the seven month period from October 1, 2000 to April 30, 2001 with the actual results for the five month period to September 30, 2001, after making the adjustments referred to below. These accounts therefore represent the fiscal year ended September 30, 2001.

1.	Under the terms of a Demerger and Business Transfer Agreement dated December 20, 2000 the Insurance business carried on by certain Partners of Bacon & Woodrow was effectively transferred to Deloitte & Touche at May 1, 2001. Certain assets and liabilities were transferred to Deloitte & Touche at that date and a number of Partners and staff became Partners or employees of Deloitte & Touche.

The effects of the demerger have been removed from these financial statements using the methodology prescribed in the Securities and Exchange Commission’s Staff Accounting Bulletin Topic 1B. The principle assumptions used are as follows:

i)	All of the income and direct expenses associated with the Insurance business for the period from October 1, 2000 to April 30, 2001, including the results of the firm’s subsidiary companies transferred to Deloitte & Touche, have been removed from the income statement.

ii)	All central overheads of the firm for that period have been allocated on an appropriate basis to the continuing business or to the Insurance business. The proportion of such costs that has been attributed to the Insurance business has been excluded from the income statement.

iii)	The income statement recognises 100% of the income or expenditure stream that relates to any asset that remained with Bacon & Woodrow after the demerger had been completed.

2.	At September 30, 2001, Bacon & Woodrow held 25% of the issued share capital of Combined Actuarial Performance Services Limited. This holding was disposed of in December 2001 and, accordingly, the investment and any related income has been excluded from these financial statements.

3.	The current Partnership Deed entitles certain current partners to an annuity following their retirement. A liability of $15,068 has been recognized in these financial statements for annuities payable to current partners, although these obligations will cease to exist as a result of some restructuring to be undertaken in advance of the transaction with Hewitt Associates.

Principles of consolidation

The consolidated financial statements include the accounts of the Benefits Consulting business of Bacon & Woodrow, a partnership of consulting actuaries whose principal place of business is in London, England, and its controlled subsidiary companies.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Bacon & Woodrow’s share of earnings or losses of associates, in which at least 20% and not more than 50% of the voting securities is owned, is included in the consolidating operating results using the equity method of accounting. All other investments are accounted for under the cost method and all significant interfirm transactions and profits have been eliminated.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

Revenue is recognised when services have been performed for clients. Revenue represents the net of:

(i)	Net revenues, being invoices raised for services, net of U.K. value added tax;

(ii)	Reimbursements, being invoices raised for disbursements, net of U.K. value added tax; and

(iii)	The movement in work in process, computed on the basis set out below.

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

The net assets and operations of entities outside the United States are translated into U.S. dollars using appropriate rates. Assets and liabilities are translated at year-end exchange rates and income and expense items are translated at average exchange rates.

ANNUITIES

Under the terms of the Bacon & Woodrow Partnership Deed, certain Partners admitted to the partnership prior to May 2, 1996 are entitled to receive cash annuities after their retirement from the partnership. These entitlements ceased to accrue on May 1, 1997. The accrued entitlements at that date are subject to adjustment in deferment and payment in line with the pension increases awarded by the Bacon & Woodrow Staff Pension Fund. The partnership’s liability for these payments is unfunded.

The full liability for annuity payments to retired partners (net of contributions receivable from former partners) and current partners, discounted using the firm’s cost of borrowing is included as a liability on the balance sheet. Amounts expected to be payable within 12 months of the balance sheet date are included in current liabilities. The balance of the estimated liability is included as a non-current liability.

The resultant annual charge to the income statement is included in personnel expenses.

PROPERTY AND EQUIPMENT

Depreciation on property and equipment has been calculated so as to write down assets on a straight-line basis over their expected useful lives, which are considered to be:

Leasehold improvements	— Over the lesser of the useful life or term of the lease
Computer equipment	— 3 years
Furniture, fixtures, fittings and other equipment	— 3–5 years

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Computer software development expenditures have been accounted for in accordance with SOP 98-1, Accounting for Costs of Computer Software Developed or Obtained for Internal Use.

INVESTMENTS

Investments in which Bacon & Woodrow has the ability to exercise significant influence are accounted for under the equity method.

WORK IN PROCESS

Work in process is shown at its estimated net realisable value. Unbilled disbursements have also been included at their estimated net realisable value.

USE OF ESTIMATES

Preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Estimates are used when accounting for revenue, allowances for uncollectable receivables, investments in affiliates, depreciation and amortisation, employee benefits plans and taxes.

PROVISION FOR TAXATION

The provision for tax shown in the financial statements represents the corporate taxes payable by certain subsidiary companies. No provision has been made in these financial statements for the personal income taxes payable by the partners of Bacon & Woodrow.

RECENTLY ISSUED ACCOUNTING STANDARDS

The management of Bacon & Woodrow does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on these financial statements.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that subject the partnership and its subsidiaries to credit risk consist primarily of accounts receivable and unbilled revenues. Concentrations of credit risk are limited due to the large number of clients of the partnership and their dispersion across many different industries. Provision is made against client receivables and work in process when management becomes aware that an amount is likely to be irrecoverable.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist principally of amounts held on deposit at one bank.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

LINES OF CREDIT

The partnership has an unused line of credit of $11 million at September 30, 2001.

LONG-LIVED ASSETS

The partnership and its subsidiaries identify and record impairment on long-lived assets when events and circumstances indicate that such assets have been impaired. The recoverability of long-lived assets is evaluated periodically and impairment, if any, is recognised on the basis of expected discounted cash flows.

3. PROVISION FOR ONEROUS PROPERTY LEASES

Provision at September 30, 2001	$1,384

Bacon & Woodrow has long term lease commitments on a number of properties that are surplus to current operating requirements. Each of the buildings has been, or is available to be, sub-let to a third party. A provision of $1,384, representing the partnership’s estimated undiscounted liability, net of estimated rental income, has been recognised for future onerous property lease costs that are expected to be incurred between 2001 and 2016.

4. PREPAID EXPENSES AND OTHER ASSETS

Prepaid rent and service charges	$1,432
Prepaid rates	619
Prepaid professional indemnity insurance	1,118
Other assets	1,377

$4,546

5. ACCRUED EXPENSES

Value Added Tax	$1,364
Payroll taxes	3,088
Accrued compensation	3,840
Other accrued expenses	3,410

$11,702

6. TAXES

Taxes relating to the income of the partnership are the responsibility of the individual partners and accordingly no provision is made in these financial statements for that liability.

Certain U.K. corporate taxes are payable by group companies as follows;

Provision at October 1, 2000	$231
Corporate taxes paid in the year	(171)
Corporate taxes accrued on the results for the year	121

Provision at September 30, 2001	$181

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Deferred corporate taxes in certain group companies reflect the net tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when such differences are expected to reverse. The group’s deferred tax liabilities are as follows;

Deferred tax liabilities
Property and equipment	$13

Total Deferred Tax Liabilities at September 30, 2001	$13

7. PARTNERS’ BALANCES

Partners’ balances at September 30, 2001 represent undistributed earnings and the income tax thereon. Amounts are expected to be paid out to current partners, and to the relevant tax authorities on behalf of current partners, in one or more instalments on or prior to April 30, 2002. The Demerger Adjustment included in the Consolidated Statements of Partners’ Balances and Cash Flows represents the difference between the cash impact and the accounting effect of the transfer of the Insurance business as described in Note 1.

8. PROPERTY AND EQUIPMENT

	Leasehold improvements	Furniture, fixtures and fittings	Computer equipment	Other equipment	Total
Cost at September 30, 2001	$4,208	$5,719	$17,345	$1,852	$29,124
Depreciation at September 30, 2001	(1,983)	(3,201)	(12,722)	(1,395)	(19,301)

Net Book Value at September 30, 2001	$2,225	$2,518	$4,623	$457	$9,823

9. INVESTMENTS

The partnership of Bacon & Woodrow owns 100% of the share capital of Bacon & Woodrow Limited, Bacon & Woodrow Properties Company and a dormant company, 55 East Street Limited.

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

The Bacon & Woodrow Limited group includes the following subsidiary and affiliated companies:

Company	Activity	Proportion of ordinary shares held %
Bacon & Woodrow Consulting Ltd	Computer Software and Consultancy Services	100
Bacon & Woodrow Investment Services Ltd	Consultancy Services	100
Bacon & Woodrow Partnerships Ltd	Holding Company	100
Bacon & Woodrow Service Company Ltd	Provision of staff to Bacon & Woodrow	100
Cockman, Consultants & Partners Ltd	Holder of property lease	100
Pensions Central Library Ltd	Provision of occupational pension scheme information	100
PFA Systems Ltd	Computer Software and Consultancy Services	100
Triskel Communications Ltd	Communication Services	100
Bacon Woodrow & Legris Ltd	Actuarial Services	33
Bacon & Woodrow Investment Consulting Limited	Investment Services	100
Executive Remuneration Review Ltd	Remuneration Consultancy Services	50
Kerr Henderson Bacon & Woodrow Ltd	Actuarial Services	50
Bacon & Woodrow Associates Ltd	Dormant	100
Bacon & Woodrow Financial Services Ltd	Dormant	100
Bacon & Woodrow Insurance Consulting Ltd	Dormant	100
Bacon & Woodrow Pension Administration Services Ltd	Dormant	100
Bacon & Woodrow Trustees Ltd	Dormant	100
PFA Administration Services Ltd	Dormant	100

In addition, Bacon & Woodrow Partnerships Limited is a corporate partner in Bacon & Woodrow—Guernsey Practice (15%) and in Delany, Bacon & Woodrow (30%) and accounts for the relevant shares of profit based on the equity method of accounting.

On May 1, 2001, as part of the transfer of the Insurance business Bacon & Woodrow disposed of its interest in Bacon & Woodrow SARL and Bacon & Woodrow Ltd disposed of its interests in Bacon & Woodrow London Market Services Ltd, Bacon & Woodrow BV, Bacon & Woodrow GmbH and Bacon & Woodrow SARL. The effects of these transactions have been excluded from these financial statements.

10. LEASE COMMITMENTS

The Bacon & Woodrow group has various non-cancellable operating lease agreements for office space, with various renewal options and terms that extend to 2023. One lease for a building that is still under construction has not yet commenced and accordingly the lease start date has been estimated in the schedule below. Rental expense (net of sublease income of $270) was $5,052 in fiscal 2001. Future minimum rental commitments under these leases (in thousands of U.S. Dollars) as of September 30, 2001 are as follows;

Year to September 30, 2002	$5,217
2003	5,276
2004	6,115
2005	8,615
2006	8,496
Thereafter	90,153

Total	$123,872

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

Total minimum rental commitments have not been reduced for future minimum sublease rentals.

11. WORK IN PROCESS

Work in process	$20,316
Unbilled disbursements	1,283

$21,599
Less provision against net realisable value	(591)

Work in process September 30, 2001	$21,008

12. COMMITMENTS AND CONTINGENCIES

At September 30, 2001 the firm is involved in various legal proceedings, claims and litigation arising in the ordinary course of business. Based on its current assessment, management believes that the firm’s financial statements include adequate provision for estimated costs and losses that may ultimately be incurred with regard to such matters.

13. SUBSEQUENT EVENT

Bacon & Woodrow expects to enter into a definitive agreement to sell its Benefits Consulting business to Hewitt Associates, Inc. (“Hewitt”). The transaction is expected to close in June 2002. Pursuant to the agreement, the former partners and employees of Bacon & Woodrow will receive an aggregate of 1.4 million shares of Hewitt’s series A preferred stock which may be exchanged for shares of Hewitt’s common stock valued at £140 million ($204 million), and Hewitt will assume approximately £16.5 million ($24 million) of Bacon & Woodrow’s liabilities in excess of assets. The foregoing amounts are based on a May 9, 2002 exchange rate of 1.46 U.S. Dollars per British Pound Sterling. Commencing five trading days following the 25th day after the consummation of Hewitt’s proposed initial public offering (“offering”), the former partners and employees of Bacon & Woodrow will be entitled to put their shares of series A preferred stock, and commencing 60 days after consummation of the offering Hewitt will have the right to call Bacon & Woodrow’s shares of series A preferred stock, in exchange for shares of Hewitt’s common stock based on the average closing price per share for Hewitt’s class A common stock on the New York Stock Exchange for the five trading days following the 25th day after the consummation of the offering. The actual applicable exchange rate from U.S. Dollars to British Pounds Sterling will be based on the average exchange rate for the same five trading day period. In exchange for their shares of series A preferred stock, the former partners of Bacon & Woodrow will receive shares of Hewitt class B common stock and Hewitt class C common stock, and the non-partner employees of Bacon & Woodrow will receive shares of Hewitt class A common stock.

14. PROFIT SHARING AND RETIREMENT PLANS

Bacon & Woodrow operates a Performance Related Bonus (PRB) scheme for all permanent employees in the U.K. The annual bonus is determined by management and amounted to $5,542 in fiscal 2001.

Bacon & Woodrow maintains a contributory Defined Contribution employee retirement plan and a non-contributory Defined Benefit employee retirement plan, which was closed to new entrants in 1998. The Bacon & Woodrow Staff Pension Scheme in which the employees participate is administered on a Bacon & Woodrow

BENEFITS CONSULTING BUSINESS OF BACON & WOODROW

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For the year ended September 30, 2001

(in thousands of U.S. Dollars)

group basis and total contributions are assessed by a qualified actuary on the cost of providing pensions across all participating companies.

The following schedules provide information concerning the Defined Benefit pension plan.

Changes in projected benefit obligation
Projected benefit obligation, beginning of year	$43,551
Service cost	2,186
Interest cost	2,528
Expenses	(101)
Actuarial gain	(4,217)
Benefits paid	(780)
Foreign exchange movements	(266)

Projected benefit obligation, end of year	$42,901

Funded status
Plan assets at market value at September 30, 2001	$38,231
Projected benefit obligation	(42,901)

PBO in excess of plan assets	$(4,670)

Unrecognised net loss on assets	$(9,713)
Unrecognised net asset at transition	5,072
Accrued pension expense	(29)

$(4,670)

Components of pension expense
Service cost	$2,186
Interest cost	2,528
Expected return on plan assets	(3,694)
Amortisation of transition obligation	(217)

Total	$803

Assumptions
Asset return	7.50%
Discount rate	6.00%

INDEX TO EXHIBITS

Exhibit	Description
2.1*

Business Amalgamation Agreement between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 2.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

2.2*

Amendment to Business Amalgamation Agreement, between the Partners of Bacon & Woodrow signatory thereto, Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 2.2 to Hewitt Associates, Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002).

3.1*	Amended and Restated Operating Agreement of Hewitt Holdings LLC.

10.1*

Amended and Restated Multicurrency Promissory Note, dated February 23, 1998 (incorporated herein by reference to Exhibit 10.1 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.2*	Hewitt Global Stock and Incentive Compensation Plan (incorporated herein by reference to Exhibit 10.2 to Hewitt Associates, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2002).

10.3*

Registration Rights Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.3 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.4*

Hewitt Associates LLC Note Purchase Agreement, dated May 1, 1996, authorizing the issue and sale of $50,000,000 aggregate principal amount of its 7.45% Senior Notes due May 30, 2008 (incorporated herein by reference to Exhibit 10.4 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.5*

Hewitt Associates LLC Note Purchase Agreement, dated as of March 15, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of its 7.94% Senior Notes, Series A, Tranche 1, due March 30, 2007 and $35,000,000 aggregate principal amount of its 8.08% Senior Notes, Series A, Tranche 2, due March 30, 2012 (incorporated herein by reference to Exhibit 10.5 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.6*

Hewitt Associates LLC First Amendment to Note Purchase Agreement, dated as of June 15, 2000, amending the Note Purchase Agreement authorizing the issue and sale of $15,000,000 aggregate principal amount of its 7.94% Senior Notes, Series A, Tranche 1, due March 30, 2007 and $35,000,000 aggregate principal amount of its 8.08% Senior Notes, Series A, Tranche 2, due March 30, 2012 (incorporated herein by reference to Exhibit 10.6 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198.)

10.7*

Hewitt Associates LLC Supplemental Note Purchase Agreement (Series B), dated as of June 15, 2000, authorizing the issue and sale of $10,000,000 aggregate principal amount of Subsequent Notes designated as its 8.11% Senior Notes, Series B, due June 30, 2010 (incorporated herein by reference to Exhibit 10.7 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.8*

Hewitt Associates LLC Supplemental Note Purchase Agreement (Series C), dated as of June 15, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of Subsequent Notes designated as its 7.93% Senior Notes, Series C, due June 30, 2007 (incorporated herein by reference to Exhibit 10.8 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

Exhibit	Description
10.9*

Hewitt Associates LLC Supplemental Note Purchase Agreement (Series D), dated as of October 1, 2000, authorizing the issue and sale of $10,000,000 aggregate principal amount of Subsequent Notes designated as its 7.65% Senior Notes, Series D, due October 15, 2005 (incorporated herein by reference to Exhibit 10.9 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.10*

Hewitt Associates LLC Supplemental Note Purchase Agreement (Series E), dated as of October 1, 2000, authorizing the issue and sale of $15,000,000 aggregate principal amount of Subsequent Notes designated as its 7.90% Senior Notes, Series E, due October 15, 2010 (incorporated herein by reference to Exhibit 10.10 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.11*

Transfer Restriction Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.11 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.12*

Distribution Agreement between Hewitt Holdings LLC and Hewitt Associates LLC (incorporated herein by reference to Exhibit 10.12 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.13*

Revolving and Term Credit Facility by and among Hewitt Associates LLC, Harris Trust and Savings Bank, Individually and as Agent, and the Lenders Party thereto dated as of May 28, 1996, as amended by Amendments 1 through 6 thereto (incorporated herein by reference to Exhibit 10.13 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.14*

Transfer Restriction Agreement between Hewitt Associates, Inc. and the partners of Bacon & Woodrow (incorporated herein by reference to Exhibit 10.14 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.15*

Services Agreement between Hewitt Holdings LLC and Hewitt Associates LLC (incorporated herein by reference to Exhibit 10.15 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.16*

First Amendment and Waiver to Note Purchase Agreement, dated May 31, 2002, authorizing the issue and sale of $50,000,000 aggregate principal amount of its 7.45% Senior Notes due May 30, 2008 (incorporated herein by reference to Exhibit 10.16 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198)

10.17*

Second Amendment and Waiver to Note Purchase Agreement, dated May 31, 2002, authorizing the issue and sale of $15,000,000 of its 7.94% Senior Notes, Series A, Tranche 1, $35,000,000 of its 8.08% Senior Notes, Series A, Tranch 2, $10,000,000 of its 8.11% Senior Notes, Series B, $15,000,000 of its 7.93% Senior Notes, Series C, $10,000,000 of its 7.65%, Senior Notes, Series D, and $15,000,000 of its 7.90% Senior Notes, Series E (incorporated herein by reference to Exhibit 10.17 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.18*

Ownership Interest Transfer Agreement between Hewitt Holdings LLC and Hewitt Associates, Inc. (incorporated herein by reference to Exhibit 10.18 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198)

10.19*

Lease Agreement by and between Hewitt Properties I LLC and Hewitt Associates LLC dated as of October 1, 1997, as amended on May 31, 2002 (incorporated herein by reference to Exhibit 10.19 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198)

Exhibit	Description
10.20*

Lease Agreement by and between Hewitt Properties III LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002 (incorporated herein by reference to Exhibit 10.20 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.21*

Seventh Amendment to Revolving and Term Credit Agreement by and among Hewitt Associates LLC, Harris Trust and Savings Bank, Individually and as Agent, and the Lenders Party thereto (incorporated herein by reference to Exhibit 10.21 to Hewitt Associates, Inc.’s Registration Statement on Form S-1, as amended, Registration No. 333-84198).

10.22*	Three Year Credit Agreement, dated as of September 27, 2002, among Hewitt Associates LLC and Harris Trust and Savings Bank, Bank of America NA, Wells Fargo Bank NA, Wachovia Bank NA.

10.23*	364-Day Credit Agreement, dated as of September 27, 2002, among Hewitt Associates LLC and Harris Trust and Savings Bank, Bank of America NA, Wells Fargo Bank NA, Wachovia Bank NA.

10.24*	Promissory Note, dated as of November 26, 2002, among Hewitt Holdings LLC and Harris Trust and Savings Bank.

10.25

Aggregate Term Facility, dated as of June 5, 2002 and amended on August 29, 2002, by and among Hewitt Bacon & Woodrow Limited and Barclays Bank PLC (incorporated herein by reference to Exhibit 10.24 to Hewitt Associates, Inc.’s Annual Report on Form 10-K for the fiscal year ended September 30, 2002).

10.26	Hewitt Properties I LLC Note Purchase Agreement, dated as of October 1, 1997, authorizing the issue and sale of $75,000,000 aggregate principal amount of its 7.02% notes, as amended on May 31, 2002.

10.27

Hewitt Properties II LLC Note Purchase Agreement, dated as of November 19, 1998, authorizing the issue and sale of $45,000,000 aggregate principal amount of its 6.73% notes, as amended on May 31, 2002.

10.28	Hewitt Properties III LLC Note Purchase Agreement, dated as of April 22, 1999, authorizing the issue and sale of $40,000,000 aggregate principal amount of its 6.89% notes, as amended on May 31, 2002.

10.29	Hewitt Properties IV LLC Note Purchase Agreement, dated as of April 22, 1999, authorizing the issue and sale of $85,000,000 aggregate principal amount of its 7.13% notes, as amended on May 31, 2002.

10.30	Lease Agreement by and between Hewitt Properties II LLC and Hewitt Associates LLC dated as of July 31, 1998, as amended on May 31, 2002.

10.31	Lease Agreement by and between Hewitt Properties IV LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002.

10.32	Lease Agreement by and between Hewitt Properties IV LLC and Hewitt Associates LLC dated as of April 22, 1999, as amended on May 31, 2002.

10.33

Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of May 15, 1989, as amended by amendments 1 through 9 thereto.

Exhibit	Description

10.34

Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of August 15, 1995, as amended on October 1, 1995 and September 28, 2001.

10.35

Lease Agreement by and between LaSalle Bank National Association—Trust # 108178, Trustee for Overlook Associates with Hewitt Holdings LLC (51%) and Tower Parkway Associates (49%) as general partners and Hewitt Associates LLC dated as of December 1, 1989, as amended on September 28, 2001.

21†	Subsidiaries.

*    Previously filed.

†    Refiled herewith.